Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

BROADCOM INC.

AND

SYMANTEC CORPORATION

Dated as of August 8, 2019

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1	Definitions	1
1.2	Terms Defined Elsewhere	16

ARTICLE II PURCHASE AND SALE; CLOSING		18
2.1	Purchase and Sale	18
2.2	Purchase Price	18
2.3	The Closing	18
2.4	Purchased Assets	19
2.5	Excluded Assets	21
2.6	Assumed Liabilities	23
2.7	Retained Liabilities	23
2.8	Closing Deliveries	24
2.9	Purchase Price Allocation	27
2.10	Non-Assignment; Consents	28
2.11	Withholding	33
2.12	French Assets; French Liabilities	33

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER		34
3.1	Qualification, Organization, Subsidiaries, etc.	35
3.2	Corporate Authority	36
3.3	Governmental Consents; No Violation	36
3.4	Segment Financial Statements; Books and Records	37
3.5	Absence of Certain Changes or Events	38
3.6	Compliance with Law; Permits	38
3.7	Labor Relations; Employees and Employee Benefit Plans	40
3.8	Taxes	43
3.9	Litigation; Orders	44
3.10	Intellectual Property	44
3.11	Privacy and Data Protection	47
3.12	Real Property	50
3.13	Title; Sufficiency of Assets	50
3.14	Material Contracts	51
3.15	Environmental Matters	54
3.16	Customers; Suppliers; Resellers	54
3.17	Insurance	55
3.18	Solvency	56
3.19	Finders and Brokers	56
3.20	No Other Representations	56

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		56
4.1	Qualification, Organization, etc.	56
4.2	Corporate Authority	57
4.3	Governmental Consents; No Violation	57
4.4	Litigation; Orders	57
4.5	Financial Ability to Perform	58

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4.6	Finders and Brokers	59
4.7	No Other Representations	59

ARTICLE V COVENANTS		59
5.1	Efforts; Regulatory Approvals	59
5.2	Conduct of Business by Seller Pending the Closing	61
5.3	Confidentiality	67
5.4	Access; Confidentiality; Integration Planning	69
5.5	Publicity	72
5.6	Employee Matters	73
5.7	Limited Use of Names Following Closing	81
5.8	Potential Assumed Liabilities	82
5.9	Insurance	83
5.10	Further Assurances; Misallocated Assets; Misdirected Payments	84
5.11	Litigation and Investigation Support	85
5.12	Bulk Transfer Laws	87
5.13	Sublicense of Third Party Patent Licenses	87
5.14	Lien Releases	87
5.15	Exclusivity	87
5.16	Non-Solicitation; Non-Competition	88
5.17	Financing Cooperation	90
5.18	Data Sharing	93
5.19	Transition Services	94

ARTICLE VI CERTAIN TAX MATTERS		94
6.1	Tax Treatment of Payments	94
6.2	Cooperation and Exchange of Information	94
6.3	Transfer Taxes	94
6.4	Proration of Taxes	95

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS		95
7.1	Conditions to Each Party’s Obligations to Effect the Transactions	95
7.2	Conditions to the Obligations of Purchaser	96
7.3	Conditions to the Obligations of Seller	97

ARTICLE VIII TERMINATION		97
8.1	Termination	97
8.2	Effect of Termination	98

ARTICLE IX INDEMNIFICATION		98
9.1	Survival	98
9.2	Indemnification by Seller	99
9.3	Indemnification by Purchaser	99
9.4	Procedures	99
9.5	Calculation of Covered Losses	101
9.6	Exclusive Remedy	101
9.7	Limitation on Liability	102

ARTICLE X MISCELLANEOUS		102
10.1	Amendment and Modification; Waiver	102

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10.2	Expenses	102
10.3	Notices	102
10.4	Interpretation	103
10.5	Counterparts	104
10.6	Entire Agreement; Third-Party Beneficiaries	104
10.7	Severability	105
10.8	Governing Law; Jurisdiction	105
10.9	Waiver of Jury Trial	105
10.10	Assignment	106
10.11	Enforcement; Remedies	106
10.12	Certain Financing Provisions	106

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Trademark License Agreement
Exhibit C	Form of Intellectual Property License Agreement
Exhibit D	Form of Assignment and Assumption Agreement and Bill of Sale
Exhibit E	Allocation Schedule
Exhibit F	French Offer Letter

ANNEXES

Annex 2.8	Delayed Transfer Jurisdictions
Annex 3.10(a)	Patent Allocation Methodology
Annex 5.18	Data Sharing
Annex 5.19	Certain Transition Services

SCHEDULES

Schedule 1	Business Products

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of August 8, 2019 (this “Agreement”), is by and between Broadcom Inc., a Delaware corporation (“Purchaser”), and Symantec Corporation, a Delaware corporation (“Seller”). Seller and Purchaser are each referred to as a “Party” and collectively as the “Parties”.

WHEREAS, Seller and its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, Seller desires to, and desires to cause its Subsidiaries to, sell, assign, transfer, convey and deliver to Purchaser and its Subsidiaries, and Purchaser and its Subsidiaries desire to purchase and acquire from Seller and its Subsidiaries, all of their right, title and interest in and to the Purchased Assets, and Purchaser and its Subsidiaries desire to assume, discharge and perform the Assumed Liabilities (the “Transactions”);

WHEREAS, simultaneously with the Closing, Seller and Purchaser desire to enter into, or to cause certain of their respective Subsidiaries to enter into, certain other agreements in connection with the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also prescribe various terms of and conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in this Article I or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. For purposes of this Agreement, the term:

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar laws regulating antitrust, competition or restraint of trade of any U.S., foreign or international jurisdiction.

“Asset Selection Cut-Off Time” means 5:00 pm Pacific time on the date that is ten (10) business days prior to the Closing Date.

“Assumed International Plan” means any International Plan, or portion thereof, the assets or liabilities of which Purchaser or any of its Subsidiaries is required to assume under applicable Law (including the Transfer Regulations).

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock or other equity- or equity-based, incentive, deferred compensation, severance, termination, vacation, health, welfare or fringe benefits, life insurance, relocation or expatriate benefits, prerequisites, disability or sick leave benefits or other compensation or benefit plan, program, policy, agreement or arrangement, in each case whether or not written, that is sponsored, maintained, contributed to or entered into by Seller or any of its Subsidiaries or controlled affiliates for the benefit of any Business Employee, other than any employee benefit plan or program sponsored or maintained solely by a Governmental Entity.

“Business” means the business, operations and activities reported as the “Enterprise Security” segment of Seller (as such segment is described in Seller’s Form 10-K for the year ended March 29, 2019) (including the audited financial statements and footnotes thereto), including the business of making, marketing, selling and providing the products and services listed on Schedule 1 (including any successor products and services thereto), but excluding the LifeLock ID Analytics Business (which business is currently reported as part of the Enterprise Security segment of Seller).

“Business Books and Records” means, to the extent related to the Business, the Purchased Assets or the Assumed Liabilities, all of the files, regulatory filings, technical documentation, user documentation, work papers, personnel and employment records, supplier and customer lists, financial and accounting books records, reports, budgets, forecasts, purchase orders and invoices, sales orders and sales order log books, cost and pricing information, marketing documentation, correspondence and miscellaneous records; provided that the Business Books and Records shall not include personnel and employment records for employees and former employees who are not Transferred Business Employees.

“business day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California or New York or is a day on which banking institutions located in such States are authorized or required by applicable Law or other governmental action to close.

“Business Employee” means each employee of Seller or one of its Subsidiaries primarily dedicated to the Business (including any individual who is on short term disability, long-term disability, military leave or an approved leave of absence), each as set forth on the Service Provider List and identified as a Business Employee on such list (as such list may be updated in accordance with Section 5.6(c)); provided that Business Employees shall not include any Excluded Employees.

“Business Field” means the field of the Business (for the avoidance of doubt, including any future enterprise security products and services, and other natural extensions of the Business in the enterprise markets).

“Business Government Bid” means any quotation, offer, bid or proposal made by Seller or any of its Subsidiaries that, if accepted, would result in a Business Government Contract.

“Business Government Contract” means a Contract between Seller and any of its Subsidiaries and any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such Contract, to the extent such Contract primarily relates to the Business.

“Business License Contract” means any Contract with a third party that grants to any member of the Seller Group a right or license with respect to such third party’s Technology that is incorporated into or bundled with any Business Product, including the Contracts listed on Section 1.1(a) of the Seller Disclosure Letter, but excluding the Contracts listed on Section 2.5(o) of the Seller Disclosure Letter.

“Business Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Business, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Business Material Adverse Effect or shall be taken into account when determining whether a Business Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur: (a) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions (including the imposition of new or increased tariffs), (b) any changes in general conditions in any industry or industries in which the Business operates, (c) any changes in general political conditions, (d) any changes after the date hereof in GAAP or any other accounting standards or principles or the interpretation of the foregoing, (e) any changes after the date hereof in applicable Law or the interpretation thereof, (f) any failure by the Business to meet any internal or published projections, estimates or expectations of the Business’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Business to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Business Material Adverse Effect” may be taken into account for the purpose of determining whether a Business Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the pendency or the consummation of the Transactions, or the public announcement or other leak or disclosure of this Agreement or the Transactions, including (1) any litigation arising out of or relating to this Agreement, the Transactions or the identity of Purchaser, (2) departures of officers or employees or (3) changes in relationships with suppliers or customers (including Governmental Entity customers) or other business relations, in each case of clauses (2) and (3), to the extent resulting from execution and delivery of this Agreement or the pendency or the consummation of the Transactions, or the public announcement or other leak or disclosure of this Agreement or the Transactions (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions), (i) any action or failure to take any action which action or failure to act is requested in writing by Purchaser or any action expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement (other than Section 5.2(a)), (j) any change in the price or trading volume of shares of common stock, par value $0.01 per share, of Seller or any other publicly traded securities of Seller or any of its Subsidiaries in and of itself (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Business Material Adverse Effect may be taken into account for the purpose of determining whether a Business Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), or (k) any reduction in the credit rating of Seller or any of its Subsidiaries in and of itself (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Business Material Adverse Effect may be taken into account for the purpose of determining whether a Business Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); provided that, with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse impact on the Business relative to other businesses operating in the industry or industries in which the Business operates, then the incremental disproportionate adverse impact of such Effect shall be taken into account for the purpose of determining whether a Business Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.

“Business Product” means any and all products or services, including Software as a service (SaaS) offerings, that are or have been in the two (2) years prior to the date of this Agreement marketed, offered, sold, licensed, provided or distributed by Seller or any of its Subsidiaries in respect of the Business, including those product, product categories, services and service categories listed on Schedule 1.

“Business Service Provider” means any individual service provider who is primarily dedicated to the Business, other than as an employee of Seller or one of its controlled affiliates, including interns and individuals providing such services through an individual contract, a third-party agency or consulting firm, as an agent of Seller or one of its controlled affiliates or otherwise.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Competing Transaction” means any sale, disposition, license or other transfer, directly or indirectly, of fifteen percent (15%) or more of the Business or the Purchased Assets, whether by merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange or purchase, sale of stock, license, disposition or sale of assets, and including through any sale, disposition or other transfer of any entity that may own, directly or indirectly, any such assets.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Seller and its Subsidiaries.

“Covered Losses” means, subject to Section 9.7, losses, Liabilities, claims, fines, deficiencies, damages, Taxes, payments, penalties, debts, costs, expenses, obligations, demands, including reasonable fees and disbursements of attorneys, accountants and other experts, interests, court costs, reasonable costs of investigators and other reasonable expenses of investigation or litigation, in each case whether or not asserted by third parties or incurred or sustained in the absence of third party claims.

“Delayed Transfer Condition” means any of the conditions set forth in Annex 2.8.

“Delayed Transfer Date” means (a) for each Delayed Transfer Employee in a Delayed Transfer Jurisdiction, the date of the Delayed Transfer Closing and (b) for any other Delayed Transfer Employee, the date mutually agreed in writing between Purchaser and Seller; provided that, unless the Parties otherwise mutually agree in writing, the Delayed Transfer Date as a result of the Delayed Transfer Condition specified in item 3 of Annex 2.8 shall in no event exceed eighteen (18) months following the Closing Date.

“Delayed Transfer Employee” means (a) each Offer Employee who, as of the date of the Closing, is employed in a Delayed Transfer Jurisdiction and (b) each other Offer Employee mutually agreed in writing between Seller and Purchaser prior to the Closing.

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the protection of public or occupational health and safety (as it relates to exposure to Hazardous Substances) or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Business Taxes” means (a) any Taxes imposed with respect to, arising out of, or relating to the Purchased Assets, the Assumed Liabilities or the Business to the extent allocable to any Pre-Closing Period (including pursuant to Section 6.4); (b) any Transfer Taxes for which Seller is responsible pursuant to Section 6.3; (c) any Taxes imposed with respect to, arising out of, or relating to the activities or assets of the Retained Business for any period; and (d) any Taxes (other than (i) any Transfer Taxes for which Purchaser is responsible pursuant to Section 6.3 and (ii) any Taxes with respect to, arising out of, or relating to the Purchased Assets, the Assumed Liabilities or the Business to the extent such Taxes are allocable to any Post-Closing Period) imposed on any member of the Seller Group or any of their respective controlled affiliates for any period (including any Taxes required to be withheld from the consideration payable pursuant to this Agreement).

“Excluded Employee” means the employees of Seller or its Subsidiaries identified on Section 1.1(b) of the Seller Disclosure Letter.

“Existing Infringement Proceedings” means the Proceedings set forth in Part A-1 of Section 2.7(g) of the Seller Disclosure Letter.

“Export Controls” means all export and re-export control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations, in each case, that are applicable to the Business, the Purchased Assets or the Assumed Liabilities.

“Financing Parties” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Purchaser as part of the Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures or credit agreements relating thereto (the “Financing Entities”) and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns; provided that neither Purchaser nor any affiliate of Purchaser shall be a Financing Party.

“GDPR” means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as currently in effect and as may be amended from time to time.

“Government Contracts Law” means any Law applicable to or regulating the procurement or performance of Government Contracts (including quotations, offers, bids or proposals therefor), including without limitation the Federal Acquisition Regulation, agency FAR supplements such as the DFARs or GSAR, Procurement Integrity Act, Buy American Act, and Trade Agreements Act.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, provincial or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Import Restrictions” means all U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, in each case, that are applicable to the Business, the Purchased Assets or the Assumed Liabilities.

“Indebtedness” means, with respect to any Person, at a particular time, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of the type referred to in any of clauses (a), (b) or (d) through (k) of this definition of others secured by any Lien on owned or acquired property, whether or not the indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of obligations of the type referred to in any of clauses (a) through (c) or (e) through (k) of this definition of others, (e) all obligations in respect of capital, finance and synthetic leases, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments (other than guarantees), (g) all obligations in respect of securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances, (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination) and (k) all accrued interest, accreted value, conversion obligations, penalties or fees related to any of the foregoing, including any prepayment and redemption premiums, make-whole payments or penalties (including breakage costs) and any other fees and expenses paid or payable to satisfy such indebtedness.

“Information Privacy and Security Laws” means any applicable Law or directive issued by a Governmental Entity, all binding guidance issued by any Governmental Entity thereunder and any applicable self-regulatory guidelines that Seller or any of its Subsidiaries is obligated to comply with under any Law or Contract, in each case governing: (a) the privacy, protection, or security of Protected Information, including as relevant to the collection, storage, use, processing, transfer, disclosure, sharing and destruction of Protected Information or (b) online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, telemarketing and email marketing. Without limiting the foregoing, “Information Privacy and Security Laws” includes the following, in each case as applicable: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the Fair and Accurate Credit Reporting Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (together, “HIPAA”), the Gramm-Leach-Bliley Act, state data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, state biometric privacy laws, the GDPR (and any European Union member states’ laws and regulations implementing it), the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC or further amended or replaced from time to time (and any European Union member states’ laws and regulations implementing it), the UK Data Protection Act 2018, the EU-US and Swiss-US Privacy Shield Frameworks, the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000, as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection laws of the jurisdictions in which Seller or its Subsidiaries operate the Business, in each case, in connection with or relating to the Business.

“Information Technology” means computer systems and other equipment or hardware (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and telecommunications systems) used in, or held for use in, the operation of the Business; provided that Information Technology does not include any Software.

“Intellectual Property Rights” means all rights throughout the world in, arising out of, or associated with any of the following: (a) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations in part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures (“Patents”); (b) all trade secret rights and other rights in know-how and confidential or proprietary information or in information that derives independent economic value, actual or potential, from not being known to other Persons (“Trade Secrets”); (c) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world; (f) all rights in World Wide Web addresses and domain names and applications and registrations therefor (“Internet Properties”); (g) all Trademarks; and (h) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“International Plan” means any Benefit Plan that covers Business Employees located primarily outside the United States.

“Knowledge” means, as the case may be, the actual knowledge of (a) any Person listed in Section 1.1(c)(1) of the Seller Disclosure Letter with respect to Purchaser or (b) any Person listed in Section 1.1(c)(2) of the Seller Disclosure Letter with respect to Seller, in each case after reasonable inquiry.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any similar nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“LifeLock ID Analytics Business” means the enterprise identity risk management products and services currently sold by Seller and its Subsidiaries under the ID Analytics and SageStream brands to enterprise customers, which provide risk assessments of consumer identity, credit and fraud.

“Minority Investment” means the equity ownership interests of Seller or any of its Subsidiaries in any Minority Investment Company.

“Minority Investment Company” means those entities in which Seller or any of its Subsidiaries holds shares of capital stock or other equity interests other than Subsidiaries of Seller.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA or any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA.

“NISPOM” means the National Industrial Security Program Operating Manual or other applicable national or industrial security regulations.

“Non-Primary Shared Contract” means any Business Contract that is related, but not exclusively or primarily related, to the Business, including the Contracts listed on Section 2.5(o) of the Seller Disclosure Letter.

“Non-Scheduled Licenses” means: (a) Contracts with customers and potential customers for the evaluation, sale, license, support or service of Business Products entered into in the ordinary course of business consistent with past practice (other than Material Customer Agreements, Material Supplier Agreements, Material Reseller Agreements or Material

Distributor Agreements), where the only licenses or other rights granted by the Seller or its Subsidiaries are non-exclusive rights granted in the ordinary course of business consistent with past practice in connection with the customer’s use of the Business Products, (b) standard form Contracts granting the Seller or any of its Subsidiaries non-exclusive rights to use off-the-shelf Technology made generally available on commercially reasonable terms (including Technology made generally available on commercially reasonable terms on a SaaS, PaaS, or IaaS or similar basis, Software made generally available on commercially reasonable terms through retail stores or distribution networks, and Software that is pre-installed as a standard part of hardware purchased by the Seller or any of its Subsidiaries, where such hardware is generally available on commercially reasonable terms), (c) Open Source Licenses, (d) confidentiality agreements (where the only licenses or other rights granted by the Seller or its Subsidiaries are non-exclusive rights granted in connection with the examination and evaluation of confidential information) entered into in the ordinary course of business consistent with past practice, (e) Contracts with consultants, contractors or vendors where the only licenses or other rights granted by the Seller or its Subsidiaries are non-exclusive rights granted in the ordinary course of business consistent with past practice for the purpose of the counterparty’s provision of products or services to the Seller or its Subsidiaries and that are customary for the product or service provided, (f) Contracts with Purchaser or any of its Subsidiaries as a counterparty, (g) intellectual property assignment and confidentiality agreements with employees substantially in the form of the Seller’s or its Subsidiaries’ then-current form of agreement as made available to Purchaser, and (h) agreements with suppliers (other than Material Supplier Agreements) and agreements with systems integrators or value-added resellers (other than Material Reseller Agreements), in each case of this clause (h) that (1) are entered into in the ordinary course of business consistent with past practice and (2) are not material to the conduct of the Business.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License, the MIT License or any other license that includes similar terms.

“Open Source Software” means any Software that is subject to or licensed, provided, or distributed under any Open Source License.

“Organizational Documents” means, with respect to a Person, the certificate of incorporation, bylaws or equivalent governing documents, as applicable, of such Person.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as revised from time to time.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity.

“Permitted Liens” means any (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being properly contested in good faith and by appropriate proceedings, (b) Lien which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice that are not in the aggregate material, (c) Lien which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements,

(d) Lien which is imposed on the underlying fee or other interest in real property subject to a real property lease or (e) non-exclusive licenses granted to customers in connection with the sale of products or services in each case in this clause (e) in the ordinary course of business consistent with past practice.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person, or that relates to an identified person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), biometric, medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or is linked to any such data element that can reasonably be associated with an individual natural person). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and is regulated by such Law.

“Post-Closing Infringement Claims” means infringement claims to the extent arising from sales of products or services by Purchaser after the Closing involving Purchased Assets that are the subject of any Existing Infringement Proceedings.

“Post-Closing Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Pre-Selected Employee” means each Business Employee who, as of immediately prior to the Closing, is primarily dedicated to the following functions and activities: research and development, SARG, support, services and the office of the Chief Operating Officer.

“Primary Shared Contract” means any Business Contract that is primarily related, but not exclusively related, to the Business.

“Privacy Statements” means, collectively, all of Seller’s and its Subsidiaries’ internal and publicly posted policies and representations (including if posted on Seller’s or its Subsidiaries’ products and services) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, protection or processing of Protected Information, in each case, in connection with or relating to the Business.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, investigations, examinations or other proceedings, in each case, by or before any Governmental Entity.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Protected Information” means (a) Personal Data, (b) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws or (c) any information that is covered by the PCI DSS, in each case, in connection with or relating to the Business.

“Purchase Price” means an aggregate of $10,700,000,000, in cash.

“Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other public or quasi-public legal authority anywhere in the world, including the United States Patent and Trademark Office or United States Copyright Office, including issued Patents and Patent applications, registered Trademarks and Trademark applications, registered Copyrights and Copyright applications, and domain name registrations and applications.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, financing sources, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“Retained Business” means any and all businesses, operations and activities conducted by Seller and its Subsidiaries as of and prior to the date hereof, other than the Business.

“Retained Field” means the field of the Retained Business (for the avoidance of doubt, including any future consumer cyber safety products and services, and other natural extensions of the Retained Business, in each case in the consumer markets).

“Retained Technology” means any and all Transferred Technology used, or held for use in, or necessary for the operation of, the Retained Business.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Disclosure Letter” means that certain Seller Disclosure Letter, dated as of the date of this Agreement, provided by Seller to Purchaser in connection with the execution of this Agreement.

“Seller Group” means Seller and each of its Subsidiaries.

“Seller Licensed IP” has the meaning set forth in the Intellectual Property License Agreement.

“Seller Licensed Patents” has the meaning set forth in the Intellectual Property License Agreement.

“Seller Trademarks” means any Trademarks owned by Seller or its Subsidiaries as of the Closing, whether or not registered, in any jurisdiction, other than Transferred Trademarks.

“Services” has the meaning ascribed to it in the Transition Services Agreement.

“Shared Contract” means a Primary Shared Contract or a Non-Primary Shared Contract.

“Shared Transferred Technology” shall mean Transferred Technology that was used in, held for use in or necessary for the operation of both the Business and the Retained Business as of immediately prior to the Closing.

“SMB Entity” means a Person conducting business in the small and medium business market segment that has (together with its Subsidiaries and other affiliates (other than, in the case of non-controlled affiliates, minority financial investors and their other portfolio companies (other than such Person or its Subsidiaries or other affiliates), provided that such minority financial investor has not been directly or indirectly solicited for sales of products or services by Seller or its Subsidiaries or other controlled affiliates in connection therewith)) no more than fifty (50) employees (including independent contractors other than those who perform service functions ancillary to the primary business).

“Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code, object code or other form.

“Source Code” means computer Software, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code comprising such Software, in each case, which may be printed out or displayed in human readable form.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tangible Personal Property” means machinery, equipment, hardware, furniture, fixtures, tools, supplies, accessories and other tangible personal property; provided that Tangible Personal Property shall not include any Technology or Information Technology.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, customs, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income (whether on or based upon net income, gross income, earnings or profits, or otherwise), franchise, excess, windfall or other profits, inventory, gross receipts, capital gains, net proceeds, property, sales, use, business, net worth, goods and services, capital stock, wealth, welfare, license, fuel, natural resources, production, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, occupancy, severance, gift, estate, recording, non-resident or other withholding, ad valorem, turnover, lease, user, stamp, transfer, value-added, occupation, premium, environmental, disability, real property, personal property, registration, alternative or add-on minimum, base erosion minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Technology” means all (a) published and unpublished works of authorship, including audiovisual works, collective works, designs, Software, compilations, databases, derivative works, literary works, logos, marks, maskworks, and sound recordings; (b) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (whether or not patentable); (c) information and materials that are not generally known, whether tangible or intangible, including algorithms, application program interfaces, business or technical information, concepts, customer lists, data collections, diagrams, formulae, ideas, know-how, metadata, methods, network configurations and architectures, processes, programs, protocols, prototypes, schematics, specifications, systems, techniques and trade secrets; and (d) all other forms of technology and technical and other information, and tangible and electronic embodiments thereof, regardless of form; provided that Technology shall not include Trademarks.

“Trademarks” means all trademarks, service marks, trade names, service names, trade dress, logos, and other identifiers of the source or origin of goods and services, and all statutory, federal, common law, and rights provided by international treaties or conventions, in any of the foregoing.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Trademark License Agreement, the Intellectual Property License Agreement, the Assignment Agreement and Bill of Sale and the Foreign Closing Documents.

“Transfer Regulations” means any Law implementing Council Directive 77/187/EEC as amended by Council Directive 90/50/EC and any legislation in any jurisdiction which provides for the automatic transfer of employment in the event of a transfer of a business or services.

“Transferred Intellectual Property” means all Transferred Intellectual Property Rights and Transferred Technology.

“Transferred Intellectual Property Rights” means (a) the Transferred Registered Intellectual Property and (b) all other Intellectual Property Rights (excluding Registered Intellectual Property) that are owned (or claimed to be owned) by Seller or its Subsidiaries and primarily used, primarily held for use or primarily practiced in the conduct of the Business.

“Transferred Leases” means the leases set forth on Section 1.1(e) of the Seller Disclosure Letter.

“Transferred Patents” means (a) all Patents and Patent applications listed on Section 1.1(f) of the Seller Disclosure Letter, (b) all other Patents and Patent applications owned (or claimed to be owned) by Seller or any of its Subsidiaries immediately prior to the Closing that are primarily used, primarily held for use or primarily practiced in the Business (other than, in the case of this clause (b), the Patent and Patent applications listed on Section 1.1(d) of the Seller Disclosure Letter or Section 1.1(f) of the Seller Disclosure Letter) and (c) all foreign counterparts to such Patents and Patent applications, regardless of whether such foreign counterparts Patents or Patent applications are listed on Section 1.1(f) of the Seller Disclosure Letter.

“Transferred Registered Intellectual Property” means (i) all Registered Intellectual Property (other than Patents or Trademarks) registered or applied for in the name of, or subject to a valid obligation of assignment to, Seller or any of its Subsidiaries, whether wholly or jointly owned (or claimed to be owned) by Seller or any of its Subsidiaries, that is primarily used, primarily held for use or primarily practiced in the conduct of the Business, including the copyright registrations and applications therefor listed on Section 1.1(f) of the Seller Disclosure Letter (together with any other copyright registrations and applications therefor included in the Transferred Registered Intellectual Property, the “Transferred Copyrights”) and the Internet Properties listed on Section 1.1(f) of the Seller Disclosure Letter (together with any other Internet Properties included in the Transferred Registered Intellectual Property, the “Transferred Internet Properties”), (ii) all Transferred Patents, (iii) all registered Trademarks, and applications for Trademarks, identified on Section 1.1(f) of the Seller Disclosure Letter and (iv) all other registered Trademarks exclusively used in or held for use in the Business.

“Transferred Technology” means Technology owned by Seller or its Subsidiaries that is used in, held for use in or necessary for the operation of the Business.

“Transferred Trademarks” means the Trademarks, and applications for Trademarks, included in the Transferred Registered Intellectual Property.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“VAT” means any value added Tax, goods and services Tax or similar Taxes, including any value added Tax within the meaning of European Council Directive 2006/112/EC as transposed into the applicable law of the relevant member state and any other similar turnover Tax in any other relevant non-EU jurisdiction.

1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement:

Term	Section
Acquired Business	5.16(d)
Acquired Company	5.16(d)
Agreement	Preamble
Allocation	2.9(c)
Allocation Schedule	2.9(a)
Approvals	2.10(a)
Assignment Agreement and Bill of Sale	2.8(a)(vi)
Assumed Liabilities	2.6
Available Insurance Policies	5.9(a)
Benefit Continuation Period	5.6(i)
Business Contracts	2.4(a)
Business Covered Person	5.16(a)
Business Lease	3.14(a)
Business Leased Real Property	3.12(a)
Business Permits	3.6(b)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	5.2(b)(ii)
Competing Proposal	5.15(a)
Completion of the French Consultation Process	2.12(a)
Compliant Offer	5.6(i)
Confidentiality Agreement	5.3(a)
Copyrights	1.1
Covered Business	5.16(c)
Debt Commitment Letter	4.5(a)
Delayed Transfer Closing	2.8(c)
Delayed Transfer Jurisdiction	2.8(c)
Designated Attorneys	5.11(d)
Designated Contracts	2.10(h)
DOJ	5.1(b)
Enforceability Limitations	3.2(b)
Excluded Assets	2.5
Financing	4.5(a)
Financing Entities	1.1
Foreign Closing Documents	2.8(a)(vii)
French Acceptance Notice	2.12(c)
French Assets	2.12(a)
French Consultation Process	2.12(a)
French Liabilities	2.12(a)
French Offer Letter	2.12(c)
French Purchase Price	2.12(c)
French Works’ Council	2.12(a)
FTC	5.1(b)

HIPAA	1.1
Inactive Employee	5.6(n)
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Independent Accounting Firm	2.9(c)
Integration Committee	5.4(c)
Intellectual Property License Agreement	2.8(a)(v)
IP Contracts	3.10(h)
Landlord Approval	2.10(i)
Material Contracts	3.14(a)
Material Customer	3.16(a)
Material Customer Agreement	3.16(a)
Material Distributor	3.16(d)
Material Distributor Agreement	3.16(d)
Material Government Entity Customer	3.16(e)
Material Government Entity Customer Agreement	3.16(e)
Material Reseller	3.16(c)
Material Reseller Agreement	3.16(c)
Material Supplier	3.16(b)
Material Supplier Agreement	3.16(b)
Materials	5.7(c)
New Plans	5.6(j)
Non-Regulatory Approvals	2.10(b)
OFAC	3.6(e)
Offer Employee	5.6(d)
Old Plans	5.6(j)
Outside Date	8.1(d)
Parties	Preamble
Party	Preamble
Patent Grant	5.11(d)
Patents	1.1
PEO	5.6(f)
Potential Assumed Liability	5.8
Preliminary Allocation	2.9(b)
Purchased Assets	2.4
Purchaser	Preamble
Purchaser Defined Contribution Plan	5.6(n)
Purchaser Indemnified Parties	9.2
Purchaser Taxes	2.6(b)
Purchaser’s Allocation Notice	2.9(c)
Relevant Matters	10.8(a)
Restricted Parties	3.6(g)
Retained Claims	2.5(n)
Retained Liabilities	2.7
Section 5.6(d) Threshold	5.6(d)
Seller	Preamble
Seller Board of Directors	3.2(a)
Seller Covered Person	5.16(b)

Seller Defined Contribution Plans	5.6(n)
Seller Indemnified Parties	9.3
Seller Policies	5.9(a)
Seller SEC Documents	Article III
Seller Stockholders	3.2(a)
Seller’s Allocation	2.9(c)
Service Provider List	3.7(j)
SOC Leases	2.10(i)
SOC Space	2.10(i)
Specified Retained Litigation Matters	5.11(c)
Subject Seller Subsidiary	3.18
Third-Party Claim	9.4(a)
Trade Secrets	1.1
Trademark License Agreement	2.8(a)(iv)
Transactions	Recitals
Transfer Taxes	6.3(a)
Transferred Business Employees	5.6(h)
Transferred Financial Instruments	2.4(j)
Transferred Permits	2.4(e)
Transferred Prepaid Assets	2.4(k)
Transition Services Agreement	2.8(a)(iii)
TUD Employee	5.6(e)
Unsolicited Purchaser	5.16(c)
Valid Pre-Closing Claims	5.9(a)
willful breach	8.2

ARTICLE II

PURCHASE AND SALE; CLOSING

2.1 Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause its Subsidiaries to, sell, assign, transfer, convey and deliver to Purchaser (or a Subsidiary or Subsidiaries of Purchaser identified to Seller in writing at least three (3) business days before the Closing), and Purchaser shall, and shall cause its applicable Subsidiaries to, purchase and acquire from Seller and its Subsidiaries, all of Seller’s and such Subsidiaries’ right, title and interest in and to the Purchased Assets, free and clear of all Liens, other than Permitted Liens. On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall, or shall cause its applicable Subsidiaries to, assume, discharge and perform all of the Assumed Liabilities.

2.2 Purchase Price. In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall (a) pay to Seller (and/or its Subsidiaries as directed by Seller pursuant to the Preliminary Allocation) the Purchase Price and (b) assume (or cause its applicable Subsidiaries to assume) the Assumed Liabilities.

2.3 The Closing. The closing of the Transactions (the “Closing”) shall take place at 8:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the third (3rd) business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in

Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by Seller and Purchaser; provided that, in the event that pursuant to the foregoing terms, the Closing would occur on a date that is within the thirty-five (35) day period immediately prior to the last day of Purchaser’s fiscal year or the fifteen (15) day period immediately prior to the last day of any other fiscal quarter of Purchaser, at Purchaser’s written election delivered to Seller no later than two (2) business days prior to the date on which the Closing would have otherwise occurred, the Closing shall take place at 8:00 a.m., New York City time, on the first (1st) business day of the immediately succeeding fiscal quarter if, except to the extent provided below in this sentence, the conditions set forth in Article VII are satisfied or waived as of such time, or if such conditions are not satisfied or waived as of such time, the timing of the Closing shall be determined in accordance with this Section 2.3, in each case, unless another date or time is agreed to in writing by Seller and Purchaser (provided that (i) such election shall be irrevocable upon delivery and effective as of 12:01 a.m., New York City time, on the date on which the Closing would have otherwise occurred, (ii) upon effectiveness of such election, and subject to the delivery by Seller to Purchaser of the certificate specified in Section 7.2(d) dated as of such date (and not the Closing Date) solely with respect to the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(c), each of the conditions to the obligations of Purchaser set forth in Section 7.2(a) and Section 7.2(c) (other than with respect to non-fulfillment of the condition set forth in Section 7.2(a) as a result of a willful breach by Seller occurring after the date of the delivery of such election) shall be deemed to have been irrevocably fulfilled in all respects (for the avoidance of doubt, as a condition to the Closing, Seller will be required to deliver the certificate specified in Section 7.2(d) solely with respect to the absence of any such willful breach by Seller, with respect to Section 7.2(a), occurring after the date of the delivery of such election), and (iii) in the case of such election, Purchaser shall not have the right to terminate this Agreement pursuant to Section 8.1(c)(ii)(B) other than as a result of a willful breach of Seller’s representations and warranties and neither Seller nor Purchaser shall have the right to terminate this Agreement pursuant to Section 8.1(d) until the fifth (5th) business day of the immediately succeeding fiscal quarter). The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.4 Purchased Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause its Subsidiaries to, sell, assign, transfer, convey and deliver to Purchaser (or a Subsidiary or Subsidiaries of Purchaser identified to Seller in writing at least three (3) business days before the Closing), and Purchaser shall (or shall cause its applicable Subsidiaries to) purchase and acquire from Seller and its Subsidiaries all of Seller’s and/or its Subsidiaries’ right, title and interest as of the Closing in the following (collectively, the “Purchased Assets”), free and clear of all Liens, other than Permitted Liens:

(a) (i) each Business License Contract and (ii) each Contract with customers (including support and services Contracts), partners, distributors or resellers of the Business (other than, for the avoidance of doubt, (x) Contracts solely between Seller and its Subsidiaries or solely between Subsidiaries of Seller and (y) leases of real property) (collectively, (i) and (ii), together with the Contracts designated as Purchased Assets pursuant to Section 2.4(l), such Contracts or portions (to the extent related to the Business) of Contracts, the “Business Contracts”); provided that and for the avoidance of doubt, Business Contracts shall not include any Contract in respect of hosting services provided to the Business;

(b) the Transferred Leases;

(c) the Transferred Intellectual Property Rights, including (other than with respect to Retained Claims) the right to seek and obtain damages for the past, present or future infringement, misappropriation or other violation of any Transferred Intellectual Property Rights, and the goodwill of the Business appurtenant to such Transferred Intellectual Property Rights;

(d) the Transferred Technology, including (other than with respect to Retained Claims) the right to seek and obtain damages for the past, present or future infringement, misappropriation or other violation of any Transferred Technology and the goodwill of the Business appurtenant to such Transferred Technology; provided that Seller shall be permitted to keep copies of any Transferred Technology to the extent it constitutes Shared Transferred Technology subject to the terms and conditions of the Intellectual Property License Agreement;

(e) any and all Permits primarily related to the Business (collectively, the “Transferred Permits”);

(f) any and all claims, causes of action, defenses and rights of offset or counterclaims (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) at any time to the extent arising out of or related to the Business, the Purchased Assets or the Assumed Liabilities and the right to retain all proceeds and monies therefrom, other than any Retained Claims;

(g) any and all rights under Contracts between Seller or one of its Subsidiaries and any Transferred Business Employee to the extent they restrict the Transferred Business Employee from competing with, or soliciting employees, customers, clients, vendors, and other Persons engaged in a business relationship with, the Business;

(h) true and complete copies of the Business Books and Records; provided that Seller shall be permitted to keep copies of such Business Books and Records to the extent relating to the Retained Business or the Retained Liabilities, or otherwise to the extent reasonably necessary, and only for so long as required, for Seller’s financial reporting purposes;

(i) any and all raw materials, works-in-process, finished goods, supplies and other inventories, including two-factor authentication tokens, to the extent related to, used in or held for use in the Business;

(j) all rights under letters of credit, performance bonds, negotiable instruments and other credit support instruments to the extent third parties provide credit support for any Business Contract or any other Purchased Assets pursuant to the foregoing (collectively, the “Transferred Financial Instruments”);

(k) any and all prepaid assets and deposits to the extent made or paid in respect of any Purchased Assets described in Section 2.4(i) or any tangible assets (including Tangible Personal Property and Information Technology) that become Purchased Assets pursuant to Section 2.4(l) (the “Transferred Prepaid Assets”);

(l) all other assets, Contracts or rights of any kind (including Tangible Personal Property and Information Technology, but excluding owned or leased real property, permits, Intellectual Property Rights (other than any Contracts) and Minority Investments), wherever located, whether personal, or mixed, tangible or intangible, that are owned by Seller or any of its Subsidiaries or to which Seller or any of its Subsidiaries is a party or has a license or other right with respect thereto, and in each case, that are primarily related to or primarily used or held for use in the Business and are not listed on Section 2.5(o) of the Seller Disclosure Letter, and that have been designated as a “Purchased Asset” by Purchaser in writing in its sole discretion prior to the Asset Selection Cut-Off Time; and

(m) any and all assets set forth on Section 2.4(m) of the Seller Disclosure Letter.

2.5 Excluded Assets. Notwithstanding anything to the contrary in Section 2.4, Purchaser expressly understands and agrees that the following assets, properties, rights and claims of Seller and its Subsidiaries (collectively, the “Excluded Assets”) shall be retained by the Seller Group, and shall be excluded from the Purchased Assets:

(a) any and all Benefit Plans and any and all assets, trust agreements or any other funding and administrative Contracts related to the Benefit Plans, other than the rights under Contracts to the extent specified in Section 2.4(g) and other than as expressly provided in Section 5.6(a);

(b) any and all Intellectual Property Rights, other than the Transferred Intellectual Property Rights (and, for the avoidance of doubt, the Transferred Technology and any Contracts that are part of the Purchased Assets (including, for the avoidance of doubt, any Contract that becomes a Purchased Asset pursuant to Section 2.4(l)));

(c) (i) any and all Technology, other than the Transferred Technology (and, for the avoidance of doubt, the Transferred Intellectual Property Rights); and (ii) any and all Information Technology except for the Information Technology that becomes a Purchased Asset pursuant to Section 2.4(l);

(d) (i) any and all owned real property; (ii) any and all leased real property other than the Transferred Leases; and (iii) any and all Tangible Personal Property other than the Tangible Personal Property that becomes a Purchased Asset pursuant to Section 2.4(l);

(e) any and all refunds of any Excluded Business Taxes (including to the extent allocable to any Pre-Closing Period pursuant to Section 6.4), and all Tax assets of the Seller Group and deferred Tax assets of the Seller Group (other than any such Tax assets or deferred Tax assets that arise from, or are in the nature of a refund or credit of or against, any Purchaser Taxes);

(f) any and all accounts receivable, trade receivables and cash, cash equivalents, loan receivables arising from loans to employees, and bank deposits and bank accounts;

(g) any and all prepaid assets and deposits, other than the Transferred Prepaid Assets;

(h) (i) all Tax Returns and other books and records to the extent related to Taxes paid or payable by any member of the Seller Group and to the extent not exclusively related to the Purchased Assets, the Assumed Liabilities or the Business (which Tax Returns include, for the avoidance of doubt, any Tax Returns filed on a consolidated, combined or other group basis by the Seller Group); and (ii) any and all books and records other than the Business Books and Records;

(i) all Contracts, other than the Business Contracts and any other Contracts that are part of the Purchased Assets (including, for the avoidance of doubt, any Contract that becomes a Purchased Asset pursuant to Section 2.4(l));

(j) all letters of credit, performance bonds, negotiable instruments and securities, in each case other than the Transferred Financial Instruments;

(k) shares of capital stock of any direct or indirect Subsidiary of Seller and any Minority Investments and any rights to the extent appurtenant to being a stockholder of such Minority Investment Company;

(l) subject to Section 5.9(a), all insurance policies and all rights of Seller and its Subsidiaries of every nature and description under such insurance policies, including all claims, credits, causes of action thereunder and proceeds thereof and unearned insurance premium refunds;

(m) any and all Permits, other than the Transferred Permits;

(n) all rights under or with respect to any and all claims, causes of action, defense, credits, rights of recovery, and rights of offset or counterclaims (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), and all rights in and to assert or waive the attorney-client privilege or other protection against disclosure, in each case to the extent arising out of or related to the other Excluded Assets or Retained Liabilities, and the right to retain all proceeds and monies to the extent relating thereto (collectively, the “Retained Claims”); provided that, for the avoidance of doubt, the litigation described in Section 2.5(n) of the Seller Disclosure Letter and all rights with respect thereto shall not be a Retained Claim;

(o) any and all assets listed on Section 2.5(o) of the Seller Disclosure Letter;

(p) any and all Contracts designated as “Excluded Assets” by Purchaser in writing in its sole discretion prior to the Asset Selection Cut-Off Time relating to the conduct of the Business in the countries or regions as described in and set forth on Section 2.5(p) of the Seller Disclosure Letter; and

(q) all other assets or rights of any kind, wherever located, whether real, personal, or mixed, tangible or intangible, that are owned by Seller or any of its Subsidiaries, in each case other than the Purchased Assets (including, for the avoidance of doubt, any assets or rights that become a Purchased Asset pursuant to Section 2.4(l)).

The Parties acknowledge and agree that neither Purchaser nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title or interest in any Excluded Assets.

2.6 Assumed Liabilities. On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall (or shall cause its applicable Subsidiaries to) assume and be responsible for the following Liabilities of Seller and its Subsidiaries (the “Assumed Liabilities”):

(a) any and all Liabilities to the extent relating to, arising out of or resulting from the Purchased Assets (including any Liabilities to the extent relating to, arising out of or resulting from the Business Contracts (to the extent related to the Business) or Transferred Leases and any Liabilities to the extent relating to infringement or alleged infringement of any third party Intellectual Property Rights by the Purchased Assets), in each case, whether arising before, at or after the Closing, but in each case excluding any Retained Liabilities (which Retained Liabilities shall include any Liabilities to the extent relating to, arising out of or resulting from any Existing Infringement Proceedings but which shall exclude Liabilities to the extent arising out of or resulting from Post-Closing Infringement Claims);

(b) any and all Taxes (other than Excluded Business Taxes) imposed with respect to, arising out of, or relating to the Business, the Purchased Assets or the Assumed Liabilities to the extent allocable to any Post-Closing Period (including pursuant to Section 6.4), and any Liability for Taxes that are to be borne by Purchaser pursuant to Section 6.3 (such amounts described in this Section 2.6(b), “Purchaser Taxes”); and

(c) any and all Liabilities solely in respect of Transferred Business Employees arising after the Closing, other than any Liabilities retained by Seller or its Subsidiaries pursuant to Section 5.6.

2.7 Retained Liabilities. Notwithstanding anything to the contrary contained in Section 2.6, Seller and its Subsidiaries shall retain and be solely responsible for, and neither Purchaser nor any of its Subsidiaries shall assume, the following Liabilities (the “Retained Liabilities”):

(a) any Indebtedness of, or owed by, Seller or any of its Subsidiaries;

(b) any accounts payable or trade payables of, or owed by, Seller or any of its Subsidiaries;

(c) any and all Liabilities arising prior to, at or after the Closing relating to or arising under any Benefit Plan or in respect of any current or former employee of Seller or any of its Subsidiaries or any other individual employed or engaged by any Person to provide services to the Business prior to or at the Closing, other than any Liabilities explicitly assumed by Purchaser pursuant to Section 2.6(c) or Section 5.6;

(d) any and all Liabilities for Excluded Business Taxes;

(e) any and all Liabilities for financial advisory, professional, legal, consulting or accounting fees relating to the negotiation, preparation, approval or completion of this Agreement and the other Transaction Documents and the Transactions and the other transactions contemplated hereby and thereby;

(f) any and all Liabilities of any business or business line of Seller or any of its Subsidiaries (including the Business) that was sold or otherwise disposed of prior to the Closing, including under any Contract related thereto and including any Liabilities arising from or relating to any such Contract;

(g) any and all Liabilities with respect to, relating to or resulting from the matters, events, violations or allegations described on Section 2.7(g) of the Seller Disclosure Letter, other than any Liabilities to the extent arising out of or resulting from Post-Closing Infringement Claims;

(h) any and all Liabilities to the extent relating to, arising out of or resulting from any of the Excluded Assets; and

(i) any and all Liabilities that do not constitute Assumed Liabilities.

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Subsidiaries will be required to assume, retain or be responsible for any Retained Liabilities.

2.8 Closing Deliveries.

(a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i) payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least three (3) business days prior to the Closing Date), of an amount in immediately available funds equal to the Purchase Price;

(ii) the certificate to be delivered pursuant to Section 7.3(c);

(iii) a counterpart of the Transition Services Agreement, in substantially the form attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Purchaser or any of Purchaser’s Subsidiaries named as a party thereto;

(iv) a counterpart of the Trademark License Agreement, in substantially the form attached as Exhibit B hereto (the “Trademark License Agreement”), duly executed by Purchaser;

(v) a counterpart of the Intellectual Property License Agreement, in substantially the form attached as Exhibit C hereto (the “Intellectual Property License Agreement”), duly executed by Purchaser or any of Purchaser’s Subsidiaries named as a party thereto;

(vi) a counterpart of the Assignment and Assumption Agreement and Bill of Sale for the Purchased Assets and the Assumed Liabilities, by and among Seller, the other applicable members of the Seller Group party thereto and Purchaser (and, to the extent applicable, Purchaser’s Subsidiaries party thereto), in substantially the form attached as Exhibit D hereto (the “Assignment Agreement and Bill of Sale”), duly executed by Purchaser or any of Purchaser’s Subsidiaries named as a party thereto; and

(vii) to the extent applicable, with respect to jurisdictions outside the United States in which the Purchased Assets or Assumed Liabilities are located, counterparts of each asset purchase agreement, bill of sale, certificate of title, deed, assignment or other agreement or instrument of transfer (in a form that is consistent with the terms and conditions of this Agreement, the Assignment Agreement and Bill of Sale and otherwise customary in such jurisdiction) as the Parties mutually and reasonably agree are reasonably necessary or appropriate to effect the sale and transfer of the Purchased Assets or the assumption of the Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”), in each case, duly executed by Purchaser or any of Purchaser’s Subsidiaries named as a party thereto (provided that no such Foreign Closing Document shall in any way modify, amend, or constitute a waiver of, any provision of this Agreement or include any additional representations or warranties, covenants or agreements except to the extent required by the Law of the applicable jurisdiction or to the extent required to effectuate the conveyance or assignment of the applicable Purchased Asset in such jurisdiction, and, in the event of any inconsistency between this Agreement and a Foreign Closing Document, this Agreement will control to the extent permissible under applicable Law).

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 7.2(d);

(ii) a counterpart of the Transition Services Agreement, duly executed by Seller and each Subsidiary of Seller named as a party thereto;

(iii) a counterpart of the Trademark License Agreement, duly executed by Seller;

(iv) a counterpart of Intellectual Property License Agreement, duly executed by Seller;

(v) a counterpart of the Assignment Agreement and Bill of Sale, duly executed by Seller and each Subsidiary of Seller named as a party thereto;

(vi) to the extent applicable, counterparts of the Foreign Closing Documents, duly executed by Seller or each Subsidiary of Seller named as a party thereto; and

(vii) (A) from Seller and each Subsidiary of Seller that sells, transfers or assigns (or is treated as selling, transferring or assigning, for U.S. federal income tax purposes) any Purchased Assets or Assumed Liabilities and that is a “United States person” (as such term is defined in Section 7701(a)(30) of the

Code), a duly executed certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B) and (B) from each Subsidiary of Seller that sells, transfers or assigns (or is treated as selling, transferring or assigning, for U.S. federal income tax purposes) any Purchased Assets or Assumed Liabilities and that is not a “United States person” (as such term is defined in Section 7701(a)(30) of the Code), a duly executed certificate to the effect that no such asset is a “United States real property interest.”

(c) The assignment, transfer or conveyance of the Purchased Assets and the assumption of the Assumed Liabilities in non-U.S. jurisdictions contemplated hereunder will be effective as of the Closing. Notwithstanding anything herein to the contrary, to the extent that the transfer of any Purchased Assets and/or Assumed Liabilities in any particular non-U.S. jurisdiction cannot be completed at the Closing as a result of one or more Delayed Transfer Conditions not being satisfied at such time in such non-U.S. jurisdiction as of the Closing (including in respect of the Offer Employees in such jurisdiction) (and with respect to the Delayed Transfer Conditions set forth as item 1 or 3 on Annex 2.8, the satisfaction or waiver of which shall be determined by Purchaser in its reasonable discretion), the Parties shall delay the closing of the Transactions solely with respect to the transfer of the Purchased Assets and/or Assumed Liabilities located in such non-U.S. jurisdiction, the transfer of which are subject to such Delayed Transfer Conditions, until such Delayed Transfer Conditions have been satisfied (or waived by Purchaser with respect to the Delayed Transfer Conditions set forth as item 1 or 3 on Annex 2.8) in such jurisdiction (such jurisdiction, a “Delayed Transfer Jurisdiction” and such delayed closing, a “Delayed Transfer Closing”) and Seller shall use all reasonable best efforts to achieve the satisfaction of such requirements and to effect the Delayed Transfer Closing as soon as practicable following the Closing. For the avoidance of doubt, in the case of any Delayed Transfer Jurisdiction, the legal interest in and to such Purchased Assets shall not be conveyed, assigned, transferred or delivered to Purchaser, and the Assumed Liabilities shall not be assumed by Purchaser, until the relevant Delayed Transfer Closing occurs.

(d) To the extent applicable, from the Closing Date until the date on which any Purchased Assets in a Delayed Transfer Jurisdiction is transferred pursuant to a Foreign Closing Document, (i) Seller and its Subsidiaries shall hold and (to the extent that Purchaser or its designee is unable to operate such Purchased Assets in a Delayed Transfer Jurisdiction) operate such Purchased Assets in all material respects in the ordinary course of business consistent with past practice, and subject to the instructions of the Purchaser and its affiliates to the extent such instructions relate to the Business or such Purchased Assets and do not require any action to be taken in violation of applicable Law, and such Purchased Assets shall be so held and operated for the sole benefit and sole detriment of Purchaser so that all benefits and detriments attributable to such Purchased Assets in such Delayed Transfer Jurisdiction inure from and after the Closing solely to Purchaser; and (ii) Purchaser shall indemnify and hold Seller, its applicable Subsidiaries and their respective affiliates harmless from and against all Liabilities actually incurred as a result of Seller’s or any such Subsidiary’s or their respective affiliate’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets in such Delayed Transfer Jurisdiction (only to the extent that such Liabilities relate to the Business and are (or would be) Assumed Liabilities hereunder).

(e) In the event any of the Delayed Transfer Conditions exist at the time of Closing with respect to the Purchased Assets or Assumed Liabilities in any jurisdiction (including in respect of the Offer Employees in such jurisdiction), the Parties shall (subject to the limitations otherwise set forth in this Agreement) use their reasonable best efforts to promptly (i) make such filings and obtain any such required consents or approvals, (ii) resolve any such prohibitions under applicable Law, (iii) cause the expiration of any such mandatory waiting periods and (iv) complete any such required notifications or consultations in each case as is necessary for the Parties to resolve the applicable Delayed Transfer Condition so that such Delayed Transfer Condition shall no longer apply, and promptly execute, or cause to be executed, the applicable Foreign Closing Document and transfer of the related Purchased Assets and Assumed Liabilities, including the Offer Employees in such jurisdiction. Notwithstanding anything herein to the contrary, neither Party shall have any obligation to agree to or offer any payments, fees or concessions or any amendments to this Agreement or any other Transaction Documents.

2.9 Purchase Price Allocation.

(a) Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Subsidiaries to allocate, the Purchase Price and any other items that are treated as additional consideration for Tax purposes (including, for the avoidance of doubt, any Assumed Liability and any liabilities that, for Tax purposes, are treated as assumed by the Purchaser (or its relevant Subsidiaries)) among the Purchased Assets (and any assets that, for Tax purposes, are treated as assets purchased by the Purchaser (or its relevant Subsidiaries) pursuant to this Agreement) in accordance with Exhibit E attached hereto (the “Allocation Schedule”).

(b) To the extent necessary to prepare bills of sale, transfer agreements, or otherwise to timely comply with the requirements of applicable Law in respect of the sale of any of the Purchased Assets, as soon as practicable (but no later than twenty (20) days prior to the Closing), Seller shall deliver to Purchaser a proposed preliminary allocation of the relevant portion of the Purchase Price and any other items that are treated as additional consideration for Tax purposes (including, for the avoidance of doubt, any Assumed Liability and any liabilities that, for Tax purposes, are treated as assumed by the Purchaser (or its relevant Subsidiaries)) among each applicable member of the Seller Group that sells, transfers or assigns any relevant Purchased Assets or Assumed Liabilities (or is treated as selling, transferring or assigning, for Tax purposes, any assets or liabilities to the Purchaser (or its relevant Subsidiaries) pursuant to this Agreement) determined in a manner consistent with the Allocation Schedule (the “Preliminary Allocation”). If Purchaser disagrees with any Preliminary Allocation, Purchaser may, within ten (10) days after delivery of such Preliminary Allocation, deliver a notice to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. Seller and Purchaser shall, during the ten (10) days following such delivery cooperate in good faith to resolve such dispute prior to the Closing.

(c) No later than sixty (60) days after the Closing, Seller shall deliver to Purchaser a proposed allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes (including, for the avoidance of doubt, any Assumed Liability and any liabilities that, for Tax purposes, are treated as assumed by the Purchaser (or its relevant Subsidiaries)) among each applicable member of the Seller Group that sells, transfers or assigns any Purchased Assets or Assumed Liabilities (or is treated as selling, transferring or assigning, for Tax purposes, any assets or liabilities to the Purchaser (or its relevant Subsidiaries)

pursuant to this Agreement) and further among the Purchased Assets (and any assets that, for Tax purposes, are treated as assets purchased by the Purchaser (or its relevant Subsidiaries) pursuant to this Agreement) determined in a manner consistent with the Allocation Schedule, Section 1060 of the Code and the Treasury Regulations promulgated thereunder, and any other relevant provision of applicable Tax Law (“Seller’s Allocation”). If Purchaser disagrees with Seller’s Allocation, Purchaser may, within thirty (30) days after delivery of Seller’s Allocation, deliver a notice (“Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause a nationally recognized independent accounting firm mutually selected by Seller and Purchaser (“Independent Accounting Firm”), who shall be promptly engaged, to resolve any remaining disputes. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser. Any allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect, and be consistent with the Allocation Schedule. The allocation, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser, or as determined by the Independent Accounting Firm in accordance with this Section 2.9(c) (the “Allocation”), shall be conclusive and binding on the Parties absent manifest error. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price and any other items that are treated as additional consideration for Tax purposes. Seller and Purchaser agree (and agree to cause their respective Subsidiaries) to prepare and file all relevant federal, state, local and foreign Tax Returns in accordance with the Allocation. In the event that the Allocation is disputed by any Taxing Authority, the Party receiving notice of such dispute shall promptly notify the other Party in writing of such notice and resolution of the dispute.

2.10 Non-Assignment; Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer, convey or deliver any Purchased Asset if an attempted sale, assignment, transfer, conveyance or delivery thereof would be prohibited by Law or would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals”), (i) constitute a breach or other contravention thereof, (ii) be ineffective, void or voidable, or (iii) adversely affect, in any material respect, the rights thereunder of Seller, its Subsidiaries, Purchaser, or any of their respective officers, directors, agents or affiliates, unless and until such Approval is obtained.

(b) Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain, or cause to be obtained, any Approval (including, for the avoidance of doubt, any agreements of Governmental Entities to novate applicable Business Contracts and enter into new Contracts with Purchaser or its Subsidiaries) (other than regulatory approvals under Antitrust Laws, which shall be governed by Section 5.1) (collectively, “Non-Regulatory Approvals”) required to sell, assign, transfer, convey or deliver the Purchased Assets to Purchaser or its designated Subsidiary at the Closing, and Purchaser shall provide reasonable cooperation to Seller and its Subsidiaries in connection therewith. If such Non-Regulatory Approval is not obtained prior to Closing, then, until the earliest of (x) such time as such Non-Regulatory Approval is obtained, (y) nine (9) months following the Closing Date (other than for a Purchased Asset that is a Business Government Contract, for which such date shall be two (2) years following the Closing Date) and (z) with respect to a Purchased Asset that is a Contract, the expiration of the term of such Contract in accordance with its current term or the execution of a replacement Contract by Purchaser or its Subsidiary, Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain, or cause to be obtained, such Non-Regulatory Approval, and Purchaser shall provide reasonable cooperation to Seller and its Subsidiaries in connection therewith. From and after the Closing until the earlier of (x) such time as such Non-Regulatory Approval is obtained for the assignment of the applicable Purchased Asset and (y) with respect to a Purchased Asset that is a Contract, the expiration of the term of such Contract in accordance with its current term or the execution of a replacement Contract by Purchaser or its Subsidiary, the Parties shall, and shall cause their respective controlled affiliates to, use reasonable best efforts to enter into or otherwise implement arrangements (including subleasing, sublicensing or subcontracting) (in each case to the extent permitted and practicable) that (x) provides Purchaser or its designated Subsidiary the claims, rights, remedies and benefits of any such Purchased Assets, (y) causes Seller and its Subsidiaries to enforce, at Purchaser’s request, any claims, rights, remedies and benefits of any such Purchased Assets solely for the benefit of Purchaser, and (z) causes Purchaser to assume, bear and, if permitted, perform all Assumed Liabilities (for the avoidance of doubt, including any Liabilities that would be Assumed Liabilities if the applicable Non-Regulatory Approval was obtained with respect thereto) thereunder from and after the Closing in accordance with this Agreement. In the event Purchaser or its Subsidiaries is unable to perform the Assumed Liabilities described in clause (z) of the immediately preceding sentence and Seller or its Subsidiaries is able to so perform, Seller agrees to perform such Assumed Liabilities on Purchaser’s behalf and at its direction and, subject to Seller’s compliance with Purchaser’s directions, Purchaser shall indemnify Seller for all costs, expenses and other Liabilities to the extent arising from or related to such performance that would otherwise be Assumed Liabilities hereunder. For the avoidance of doubt, such Assumed Liabilities will include all obligations under such Business Contracts (if and to the extent related to the Business) with respect to the completion of any work, or provision of goods and services thereunder, or warranties, contractual commitments or other Liabilities thereunder or any breach thereof, any indemnity and service obligations thereof, and any maintenance and support obligations thereof, but in each case excluding any Retained Liability or any Liability resulting from Seller’s failure to comply with Purchaser’s directions with respect thereto. Upon obtaining the relevant Non-Regulatory Approval, Seller hereby assigns, and shall, and shall cause each of its applicable Subsidiaries to, promptly sell, convey, assign, transfer and deliver, to Purchaser or its designated Subsidiary such Purchased Asset for no additional consideration (other than assumption of any related Assumed Liabilities with respect thereto), and Purchaser shall promptly assume such related Assumed Liability.

(c) All reasonable and documented third party legal and administrative fees, and other similar costs and expenses, agreed and payable by Seller or its controlled affiliates in connection with obtaining Non-Regulatory Approvals under Section 2.10(b) shall be borne by Seller (provided that Purchaser shall bear all costs of its cooperation thereunder). Notwithstanding anything herein to the contrary, neither Seller nor Purchaser shall have any obligation under this Agreement or otherwise to pay any consent, approval or waiver fee, discount, rebate or any money or other consideration beyond administrative costs or immaterial review charges, or provide any additional security (including any guaranty) to any Person in order to obtain any Non-Regulatory Approvals, unless Purchaser requests and reimburses or indemnifies Seller for such payment or security.

(d) Any Primary Shared Contract shall be assigned, transferred, conveyed and delivered in its entirety to Purchaser, if so assignable, transferrable or conveyable and any Non-Primary Shared Contract shall be assigned, transferred, conveyed and delivered to Purchaser only in part and only to the extent such part relates to the Business if such part is so assignable, transferrable or conveyable; provided, however, that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part (as applicable), any Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more Approvals, (ii) Seller shall be entitled to amend or modify such Shared Contract prior to Closing to separate out any portions thereof that do not relate to the Business (provided such amendments or modifications do not adversely affect the rights, obligations or remedies thereunder with respect to the Business), and (iii) if any Shared Contract cannot be so assigned (in whole or in part (as applicable)) by its terms or otherwise, or cannot be amended, without such Approval or Approvals then, as from the Closing until such time as such Approval or Approvals are obtained or until the earlier expiration of such Shared Contract in accordance with its terms, Seller will cooperate with Purchaser, and each Party will use reasonable best efforts, to establish an agency or other similar arrangement (including through subleasing, sublicensing or subcontracting) reasonably satisfactory to Seller and Purchaser (in each case to the extent permitted and practicable) that (x) provides Purchaser the claims, rights and benefits of those parts of such Shared Contract that relate to the Business, (y) causes Seller and its Subsidiaries to enforce, at Purchaser’s request, any claims, rights, remedies and benefits of any such Shared Contract solely for the benefit of Purchaser (in each case to the extent related to the Business) and (z) causes Purchaser to bear and, if permitted, perform all Assumed Liabilities (for the avoidance of doubt, including any Liabilities that would be Assumed Liabilities if the applicable Approval was obtained with respect thereto) thereunder to the extent related to the Business from and after the Closing in accordance with this Agreement. In the event Purchaser or its Subsidiaries is unable to perform the Assumed Liabilities described in clause (z) of the immediately preceding sentence and Seller or its Subsidiaries is able to so perform, Seller agrees to perform such Assumed Liabilities on Purchaser’s behalf and at its direction and Purchaser shall indemnify Seller for all costs, expenses and other Liabilities to the extent arising from or related to such performance that would otherwise be Assumed Liabilities hereunder. For the avoidance of doubt, such Assumed Liabilities will include all obligations under such Business Contracts (if and to the extent related to the Business) with respect to the completion of any work, or provision of goods and services thereunder, or warranties, contractual commitments or other Liabilities thereunder or any breach thereof, any indemnity and service obligations thereof, and any maintenance and support obligations thereof, but in each case excluding any Retained Liability or any Liability resulting from Seller’s failure to comply with Purchaser’s directions with respect thereto.

(e) If a Primary Shared Contract that is not amended or modified prior to Closing to separate out any portions thereof that relate to the Retained Business has been assigned, transferred or conveyed to Purchaser or its designated Subsidiary in its entirety, Purchaser shall, or shall cause such Subsidiary to, upon Seller’s written request, assign, transfer, convey and deliver to Seller or a Subsidiary of Seller designated by Seller the portion of such

Primary Shared Contract that relates to the Retained Business, if such portion is so assignable, transferrable or conveyable, or appropriately amend such Primary Shared Contract after the Closing, so that Seller or a Subsidiary of Seller designated by Seller shall be entitled to the rights and benefit of those parts of such Primary Shared Contract that relates to the Retained Business; provided, however, that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Primary Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more Approvals and (ii) if any Primary Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such Approval or Approvals then, as from the Closing until such time as such Approval or Approvals are obtained or until the earlier expiration of such Primary Shared Contract in accordance with its terms, Purchaser will cooperate with Seller, and each Party will use reasonable best efforts, to establish an agency or other similar arrangement (including through subleasing, sublicensing or subcontracting) reasonably satisfactory to Seller and Purchaser (in each case to the extent permitted and practicable) that (x) provides Seller the claims, rights and benefits of those parts of such Primary Shared Contract that do not relate to the Business, (y) causes Purchaser and its Subsidiaries to enforce, at Seller’s request, any claims, rights, remedies and benefits of any such Primary Shared Contract solely for the benefit of Seller (in each case to the extent related to the Retained Business) and (z) cause Seller to bear and perform all Liabilities (for the avoidance of doubt, including any Liabilities that would be Retained Liabilities if the applicable Approval was obtained with respect thereto) thereunder (to the extent related to the Retained Business) from and after the Closing in accordance with this Agreement. Seller agrees to perform such Liabilities and Seller shall indemnify Purchaser for all costs, expenses and other Liabilities to the extent arising from or related to such performance that would otherwise be Retained Liabilities hereunder. For the avoidance of doubt, such Retained Liabilities will include all obligations under such Contracts (if and to the extent related to the Retained Business) with respect to the completion of any work, or provision of goods and services thereunder, or warranties, contractual commitments or other Liabilities thereunder or any breach thereof, any indemnity and service obligations thereof, and any maintenance and support obligations thereof.

(f) Following the Closing, for so long as Seller and its Subsidiaries hold any Purchased Assets or are parties to any Business Contracts or Shared Contracts and provide Purchaser or any of its controlled affiliates any claims, rights and benefits of any such Purchased Asset or Shared Contract pursuant to an arrangement described in Section 2.10(b) or Section 2.10(d), (i) Seller and its Subsidiaries shall hold and operate such Purchased Assets and operate under such Contracts in a manner consistent in all material respects with the manner in which Seller and its Subsidiaries hold and operate their other assets and operate under their other Contracts, subject to the reasonable instructions of the Purchaser and its affiliates to the extent such instructions relate to the part of the Primary Shared Contract related to the Business, (ii) Seller and its Subsidiaries shall provide Purchaser with all of the benefits (including monies paid) with respect to such Purchased Assets and such Contracts (to the extent related to the Business) and (iii) Purchaser shall indemnify and hold Seller, its applicable Subsidiaries and their respective affiliates harmless from and against all Covered Losses incurred as a result of Seller’s or any such Subsidiaries or their respective affiliate’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets or Shared Contracts (only to the extent that such Covered Losses relate to the Business and are (or would be) Assumed Liabilities hereunder) other than any Liability resulting from Seller’s failure to comply with Purchaser’s instructions with respect thereto. Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Purchased Asset or any part of a Shared Contract that shall require an Approval as described above in this Section 2.10 shall be made subject to such Approval being obtained.

(g) Following the Closing, for so long as Purchaser or any of its Subsidiaries are parties to any Primary Shared Contracts and provide Seller or any of its Subsidiaries any claims, rights and benefits of any such Primary Shared Contract pursuant to an arrangement described in Section 2.10(e), (i) Purchaser and its Subsidiaries shall operate under such Primary Shared Contracts in a manner consistent in all material respects with the manner in which Purchaser and its Subsidiaries operate under their other Contracts, subject to the reasonable instructions of the Purchaser and its affiliates to the extent such instructions relate to the part of the Primary Shared Contract not related to the Business, (ii) Purchaser and its Subsidiaries shall provide Seller with all of the benefits (including monies paid) with respect to such Contracts (to the extent related to the Retained Business), and (iii) Seller shall indemnify and hold Purchaser, its applicable Subsidiaries and their respective controlled affiliates harmless from and against all Covered Losses incurred as a result of Purchaser’s post-Closing direct or indirect ownership, management or operation of any such Shared Contracts (only to the extent that such Covered Losses relate to the Retained Business) other than any Liability resulting from Purchaser’s failure to comply with Seller’s instructions with respect thereto. Notwithstanding anything contained herein to the contrary, any transfer or assignment to Seller of any part of a Shared Contract that shall require an Approval as described above in this Section 2.10 shall be made subject to such Approval being obtained.

(h) Prior to the Closing, to the extent Purchaser designates certain Contracts as Excluded Assets pursuant to Section 2.5(p) (“Designated Contracts”), Seller and Purchaser shall reasonably cooperate to inform the counterparties to such Designated Contracts that the Business is being transferred to Purchaser and use reasonable best efforts to encourage such counterparty to enter into new Contracts with the Purchaser or a designated Subsidiary thereof (on terms satisfactory to Purchaser in its sole discretion, and to be effective no earlier than the Closing) to replace such Designated Contract; provided that neither Party shall have any obligation to agree to or offer any payments, fees or concessions in connection with such efforts.

(i) Prior to, and for a period of six (6) months after, the Closing, if and to the extent requested by Purchaser, Seller shall use reasonable best efforts to assign, transfer or convey to Purchaser (or its designated Subsidiary) the portion (and only the portion) of the leases set forth on Section 2.10(i) of the Seller Disclosure Letter (the “SOC Leases”) to the extent covering the “Security Operations Centers” of the Business (the “SOC Space”) located on the leased properties covered by such SOC Leases, including by way of (1) novating such portion of the SOC Leases and allowing Purchaser or its designated Subsidiary to enter into a new lease for such SOC Spaces, or (2) if Seller and Purchaser are unable to obtain landlord approval (“Landlord Approval”) for such novation and new lease, by granting a sublease of such SOC Space to Purchaser (or a designated Subsidiary of Purchaser) on terms to be agreed by the Parties acting in good faith and reasonably (with rent for the applicable sublease being determined on a pro rata basis based on the square footage of the applicable SOC Space as compared to the remainder of Seller’s or Subsidiaries’ use of the applicable leased properties covered by such applicable SOC Leases), in each case subject to required Approvals. Purchaser shall provide reasonable cooperation to Seller and its Subsidiaries in connection therewith. Notwithstanding anything to the contrary in this Section 2.10(i), neither Seller nor Purchaser shall have any obligation under this Section 2.10(i) to pay any consent, approval or waiver fee, discount, rebate or any money or other consideration beyond administrative costs or immaterial review charges, or provide any additional security (including any guaranty) to any Person in order to obtain such Approvals, unless Purchaser requests and reimburses or indemnifies Seller for such payment or security.

2.11 Withholding. Purchaser shall be entitled to deduct and withhold (or cause to be deducted and withheld) from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code or any other applicable Tax Law. To the extent that amounts are so deducted and withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Each of Seller and Purchaser, and their respective Subsidiaries, shall cooperate in good faith to take all reasonable measures that are available to it in accordance with Law to minimize any withholding Taxes that may be applied to any amounts payable under this Agreement. In furtherance of the foregoing, the Parties shall (a) cooperate in good faith to identify jurisdictions that may trigger withholding taxes under this Section 2.11, and (b) consult with each other in good faith as to the nature of such withholding Taxes so identified (including the basis upon which such withholding is required) and as to any such reasonable measures that are available. Notwithstanding the generality of the foregoing, the Purchaser shall use commercially reasonable efforts to notify Seller if it determines that any withholding is required under applicable Law no later than twenty (20) days prior to the making of the relevant payment described in this Section 2.11. In the event that Purchaser determines to designate, pursuant to Section 2.3, a Subsidiary organized or tax resident in a jurisdiction other than the United States, Switzerland or Singapore to acquire intangible property from a member of the Seller Group, Purchaser shall notify Seller of such decision as soon as reasonably practicable (but no later than twenty (20) days prior to the Closing); provided that the foregoing notice will not be required as to the designation of a Subsidiary to purchase intangible property from a member of the Seller Group that is organized or tax resident in the same country as such purchasing Subsidiary.

2.12 French Assets; French Liabilities.

(a) The Parties acknowledge and agree that, under French labor Laws, Symantec (France) SAS will, and Seller will cause Symantec (France) SAS to, as soon as reasonably practicable after the date hereof, consult with and inform its competent works’ council (the “French Works’ Council” and such process of informing and consulting, the “French Consultation Process”) with respect to the offer made by Purchaser to acquire any Purchased Assets located in France (collectively, the “French Assets”) and to assume any Assumed Liabilities located in France (collectively, the “French Liabilities”), with the view to completing the French Consultation Process with the French Works’ Council by way of one of the following (any of the events in clause (i) through (iv) having occurred, the “Completion of the French Consultation Process”): (i) an opinion issued by the French Works’ Council and confirmed in writing; (ii) if the minutes of the meeting during which an opinion described in clause (i) was issued have not been approved by the members of the French Works’ Council within five (5) business days from the date of such meeting, a written statement of the president of the French Works’ Council confirming that the opinion was issued; (iii) the expiration of the maximum period available under applicable Law for the French Works’ Council to issue its opinion, if applicable; or (iv) a decision of the relevant Governmental Entity that the French Consultation

Process has been completed. Notwithstanding anything to the contrary contained in this Agreement, unless and until Symantec (France) SAS has executed and delivered to Purchaser a duly executed French Acceptance Notice pursuant to and in accordance with the French Offer Letter: (i) the provisions of this Article II (and only this Article II but excluding this Section 2.12) shall not be effective with respect to the French Assets or the French Liabilities; (ii) for the purposes of this Article II (and only this Article II but excluding this Section 2.12) the French Assets shall not be considered Purchased Assets; (iii) for the purpose of this Article II (and only this Article II but excluding this Section 2.12) the French Liabilities shall not be considered Assumed Liabilities; and (iv) the Purchase Price shall be reduced by the French Purchase Price.

(b) For the avoidance of doubt, the Parties hereby acknowledge and agree that, for the purpose of Section 5.2, Section 5.4 and Section 5.15, the French Assets and French Liabilities shall be deemed to be included in the Business and the Purchased Assets and Assumed Liabilities as of the date hereof, and that the Asset Selection Cut-Off Time with respect to the French Assets shall be deemed to be extended until five (5) business days after the Completion of the French Consultation Process.

(c) On the terms and conditions set forth in the Offer Letter attached as Exhibit F hereto (the “French Offer Letter”), including the price specified therein (the “French Purchase Price”), Purchaser has irrevocably offered to acquire the French Assets and assume the French Liabilities subject to and in accordance with the terms of this Agreement. In the event that Symantec (France) SAS delivers to Purchaser, following Completion of the French Consultation Process, a duly executed Acceptance Notice, attached as Annex A to the French Offer Letter (the “French Acceptance Notice”), pursuant to and in accordance with the French Offer Letter, (i) all the provisions of this Agreement (including any representations, warranties, indemnities or covenants contained herein) shall be effective with respect to the French Assets and the French Liabilities as of the date hereof, (ii) the French Assets shall be included in the Purchased Assets and the French Liabilities shall be included in the Assumed Liabilities and the Business shall include the French Assets and French Liabilities, and (iii) the Purchase Price shall no longer be reduced by the French Purchase Price (it being understood that the Purchase Price assumes delivery of the French Acceptance Notice and therefore already includes the French Purchase Price).

(d) From and after the date Seller receives the French Offer Letter, Seller shall convene the French Works’ Council to a meeting or meetings and use reasonable best efforts to carry out the French Consultation Process in compliance with applicable Law. Seller shall use reasonable best efforts to keep Purchaser apprised of the status of the French Consultation Process and provide Purchaser with copies of any relevant documents or materials prepared for the attention of, or issued by, the French Works’ Council in connection with the French Consultation Process, including copies of the minutes of the meetings where the French Works’ Council’s opinions are delivered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in (x) any forms, statements, documents and reports filed or furnished by Seller with the SEC on or after March 31, 2018 and publicly available prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions

“risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) (such forms, statements, documents and reports, the “Seller SEC Documents”) or (y) the applicable section or subsection of the Seller Disclosure Letter (it being understood that any information set forth in one section or subsection of the Seller Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), Seller represents and warrants to Purchaser as set forth below:

3.1 Qualification, Organization, Subsidiaries, etc.

(a) Seller is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets relating to the Business and to carry on the Business as presently conducted. Seller is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties relating to the Business or conduct of the Business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (ii) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the Transactions prior to the Outside Date. Seller has filed with the SEC, prior to the date hereof, a complete and accurate copy of Seller’s Organizational Documents as amended to the date hereof. Seller’s Organizational Documents are in full force and effect and Seller is not in violation of its Organizational Documents.

(b) Each of Seller’s Subsidiaries holding any Purchased Assets is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate such Purchased Assets and to carry on the Business as presently conducted, except where the failure to be, where relevant, in good standing, (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (ii) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the Transactions prior to the Outside Date. Each of Seller’s Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of any Purchased Assets or conduct of the Business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (x) has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (y) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the Transactions prior to the Outside Date. Seller has made available to Purchaser complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of Seller’s “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act), each in effect as of the date hereof, to the extent such “significant subsidiaries” relate to the Business.

3.2 Corporate Authority.

(a) Seller has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of Seller (the “Seller Board of Directors”) and no other corporate proceedings (pursuant to Seller’s Organizational Documents or otherwise) on the part of Seller are necessary to authorize the consummation of, and to consummate, the Transactions. On or prior to the date hereof, the Seller Board of Directors has (i) determined that it is in the best interests of Seller and its stockholders (the “Seller Stockholders”) and declared it advisable, to enter into this Agreement, and (ii) approved the execution and delivery by Seller of this Agreement, the performance by Seller of its covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein. None of the foregoing actions by the Seller Board of Directors have been rescinded or modified in any way. No approval of the Seller Stockholders is necessary or required, under applicable Law or otherwise, for the consummation by Seller or any of its Subsidiaries of the Transactions. Seller has no Knowledge, as of the date of this Agreement, of any facts or circumstances (including any Laws or contractual provisions) that would prohibit either Seller or Purchaser from complying with its respective obligations under Annex 5.18.

(b) This Agreement has been duly and validly executed and delivered by Seller or one or more of its Subsidiaries, as applicable, and, assuming this Agreement constitutes the valid and binding agreement of Purchaser, constitutes the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”). Upon the execution and delivery by any member of the Seller Group of the other Transaction Documents to which it is a party, and assuming the due authorization, execution and delivery thereof by the other parties thereto, such other Transaction Documents will constitute the valid and binding obligations of such member of the Seller Group, enforceable against such member of the Seller Group in accordance with their terms, subject to the Enforceability Limitations.

3.3 Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with the HSR Act and other requisite clearances or approvals under other applicable requirements of other Antitrust Laws, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Seller or any of its Subsidiaries of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not have or reasonably be expected to have, individually or in the aggregate, (A) a Business Material Adverse Effect or (B) a material adverse effect on the ability of Seller to consummate the Transactions prior to the Outside Date.

(b) The execution and delivery by Seller of this Agreement and the execution and delivery by Seller or one or more of its Subsidiaries of each other Transaction Document to which it is or will be a party, does not, and, except as described in Section 3.3(a), the consummation of the Transactions and compliance with the provisions hereof by Seller and its Subsidiaries will not, (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract relating to the Business binding upon the Seller or any of its Subsidiaries or to which any of them are a party or by or to which any of the Purchased Assets or Seller or any of its Subsidiaries are bound or subject or result in the creation of any Lien upon any of the Purchased Assets, other than Permitted Liens, (ii) conflict with or result in any violation of (A) any provision of the Seller’s Organizational Documents or (B) any provision of the Organizational Documents of any of Seller’s Subsidiaries or (iii) conflict with or violate any Laws applicable to Seller or any of its Subsidiaries or any of the Purchased Assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (2) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the Transactions prior to the Outside Date.

3.4 Segment Financial Statements; Books and Records.

(a) The segment information relating to the “Enterprise Security” segment of Seller included in the consolidated financial statements (including all related notes and schedules) of Seller included or incorporated by reference in the Seller SEC Documents (i) when filed complied in all material respects with the applicable accounting requirements and complied as to form with the other published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, (ii) fairly present in all material respects the net revenue and operating income of the “Enterprise Security” segment of Seller for the respective periods then ended, (iii) have been prepared in conformity with United States Generally Accepted Accounting Principles applied on a consistent basis during the periods involved, and (iv) is the financial data of the “Enterprise Security” segment of Seller for the relevant financial reporting periods set forth in such Seller SEC Documents that was made available to and used by the management of Seller.

(b) There are no Assumed Liabilities other than those that (i) are incurred as expressly required or expressly contemplated by this Agreement, (ii) are disclosed in the Seller Disclosure Letter (excluding any Retained Liabilities), (iii) are executory obligations under any Business Contract not arising from a breach thereof, or (iv) have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c) The Business Books and Records have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. Each of Seller and its Subsidiaries maintains effective controls and procedures that are reasonably designed to ensure that all material information concerning the Business is made known on a timely basis to the individuals responsible for the preparation of such financial statements.

3.5 Absence of Certain Changes or Events.

(a) From March 29, 2019 through the date hereof, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) From March 29, 2019 through the date hereof, (i) except for events giving rise to and the discussion and negotiation of this Agreement, the Business has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither Seller nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Purchaser under, Section 5.2(b) (other than clauses (ii), (iii), (viii), (x), (xi), and (xxi) of Section 5.2(b) (in the case of clause (xxi) of Section 5.2(b), solely to the extent relating to any of the foregoing clauses of Section 5.2(b))).

3.6 Compliance with Law; Permits.

(a) Since March 28, 2014, the Business has been conducted in compliance with and not in default under or in violation of any Laws (including Environmental Laws, employee benefits and labor Laws and Government Contracts Laws) applicable to the Business, the Purchased Assets or the Assumed Liabilities, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Seller and its Subsidiaries are and have been since March 28, 2014 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for Seller and its Subsidiaries to own, lease and operate their properties and assets (in connection with or relating to the Business) or to carry on the Business as it is now being conducted (the “Business Permits”), except where the failure to have any of the Business Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all Business Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Business Permit and none of Seller or any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Business Permit.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, since March 28, 2014, neither Seller nor any of its Subsidiaries, or, to Seller’s Knowledge, any other third party (including Seller’s or its Subsidiaries’ respective Representatives) acting on behalf of Seller or any of its Subsidiaries, in each case, in connection with or relating to the Business, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with Seller or any of its Subsidiaries in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d) Since March 28, 2014, neither Seller nor any of its Subsidiaries nor, to Seller’s Knowledge, any of their Principals (as defined in Federal Acquisition Regulation 52.209-5) has been subject to any actual, pending, or, to Seller’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, nor has Seller or any of its Subsidiaries made any voluntary or mandatory disclosures to any Governmental Entity involving Seller or any of its Subsidiaries in any way relating to Anti-Corruption Laws or Business Government Contracts or any Government Contracts Laws, in each case, as applicable to the Business, the Purchased Assets or the Assumed Liabilities, except, with respect to any such actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, enforcement actions or voluntary disclosures arising after the date hereof, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business. Seller has established and maintains compliance programs and reasonable internal controls and procedures designed to satisfy the requirements of Anti-Corruption Laws and the terms of the Business Government Contracts and Government Contracts Laws, in each case, as applicable to the Business, the Purchased Assets or the Assumed Liabilities.

(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, since March 28, 2014, Seller and its Subsidiaries have at all times conducted the Business in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and all other applicable Import Restrictions and Export Controls in any countries in which any of Seller or its Subsidiaries conduct the Business. Since March 28, 2014, Seller and its Subsidiaries have maintained in all material respects all records required to be maintained in Seller’s and its Subsidiaries’ possession as required under the Import Restrictions and Export Controls.

(f) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, since March 28, 2014, (i) neither Seller nor any of its Subsidiaries has sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, Software, or technology (including products derived from or based on such technology) related to the Business to any destination, entity, or Person prohibited by the Laws of the United States or any other country, without obtaining prior authorization from the competent Governmental Entities as required by those Laws, (ii) with respect to the Business, Seller and its Subsidiaries have complied with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls, the Bureau of Industry and Security, or OFAC that is or has been in force since March 28, 2014 and (iii) except pursuant to valid licenses, license exceptions, or exemptions, Seller and its Subsidiaries have not released or disclosed controlled technical data or technology relating to the Business to any foreign national for whom a license is required whether in the United States or abroad.

(g) Neither Seller nor any of its Subsidiaries, nor, to Seller’s Knowledge, any director, officer, agent, employee or affiliate of Seller or any of its Subsidiaries: (i) is, or is owned or controlled by, a Person or entity subject to the sanctions administered by OFAC or included on the List of Specially Designated Nationals and Blocked Persons or Foreign

Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited Persons made publicly available or provided to Seller or any of its Subsidiaries by any Governmental Entity (such entities, Persons or organizations collectively, the “Restricted Parties”) or (ii) has, since March 28, 2014, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law, in each case in connection with or relating to the Business. Neither Seller nor any of its Subsidiaries is subject to any pending or, to Seller’s Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity, in each case in connection with or relating to the Business, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business. Neither Seller nor any of its Subsidiaries has, since March 28, 2014, received any written notice of material deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from OFAC or any other Governmental Entity in its compliance efforts relating to the Business nor, since March 28, 2014, made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Entity against Seller or any of its Subsidiaries in connection with or relating to the Business, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(h) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, since March 28, 2014, Seller and its Subsidiaries have complied with (i) all Laws applicable to each of the Business Government Contracts and Business Government Bids and (ii) all clauses, provisions and specifications, and all requirements relating to the safeguarding of and access to classified information and non-classified, controlled information, contained in each of the Business Government Contracts and Business Government Bids.

(i) The Business Employees and Business Service Providers hold such security clearances as are required to perform the Business Government Contracts. To Seller’s Knowledge, there is no existing information, fact, condition or circumstance that would reasonably be expected to cause Seller or any of its Subsidiaries to lose any security clearance for facilities used in the Business. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, Seller and its Subsidiaries are in compliance in all respects with all applicable requirements of the Business Government Contracts relating to the safeguarding of and access to classified information and controlled unclassified information, and with all applicable provisions of the NISPOM.

3.7 Labor Relations; Employees and Employee Benefit Plans.

(a) Section 3.7(a) of the Seller Disclosure Letter sets forth, as of the date hereof, each material Benefit Plan and separately identifies each material International Plan. With respect to each material Benefit Plan (other than an International Plan), Seller has made available to Purchaser correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence with any Governmental Entity and (v) all material related agreements, insurance contracts and other agreements which implement each such Benefit Plan. Seller will make available to Purchaser each item in clauses (i) through (v) of the immediately preceding sentence with respect to a material International Plan within 30 days following the date of this Agreement.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Assumed International Plan has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder, (ii) all contributions or other amounts payable by Seller or its Subsidiaries pursuant to each Assumed International Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards, and (iii) as of the date hereof, there are no pending, or to Seller’s Knowledge, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any Assumed International Plan or any trusts related thereto.

(c) No liability under Title IV of ERISA has been incurred by Seller or its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to Seller’s Knowledge no condition exists that is likely to cause Seller or its Subsidiaries or any of their ERISA Affiliates to incur any such liability. Within the last six (6) years, neither Seller nor any of its Subsidiaries has sponsored, maintained or incurred any Liability with respect to an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of Seller, its Subsidiaries or any of their respective ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(d) Neither the Seller, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under “common control” (within the meaning of Section 4063 of ERISA).

(e) No Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former Business Employees beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any payment (including severance and unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any Business Employee from Seller or its Subsidiaries under any Benefit Plan or otherwise, (ii) increase any benefits otherwise payable to any Business Employee under any Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) from Seller or its Subsidiaries to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) who is a Transferred Business Employee that would, individually or in combination with any other such payment from Seller or its Subsidiaries, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, each Assumed International Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Assumed International Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment and (iii) that is intended to be funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) Section 3.7(h) of the Seller Disclosure Letter (i) contains a true and complete list of each International Plan that provides for defined benefit or termination indemnity benefits to Business Employees, and (ii) for which liabilities are recognized in the ordinary course of Seller’s financial reporting practice and, with respect to each such plan, indicates the net balance sheet asset or liability of such plan as of the last day of Seller’s most recently completed fiscal year.

(i) With respect to the Business Employees and Business Service Providers, Seller and its Subsidiaries are and have been since April 3, 2015 in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(j) Seller has provided to Purchaser a complete and accurate list of each Business Employee as of the date hereof (such list, as updated from time to time pursuant to Section 5.6(c), the “Service Provider List”), and, with respect to each such individual, the following information, if applicable, to the extent permitted by applicable Law: (i) title or position; (ii) original date of hire or original commencement of service; (iii) whether full-time or part-time, whether hourly or salaried and whether exempt or non-exempt; (iv) if such individual was previously terminated and been rehired or recommenced service, the date of such termination, the date such individual was rehired or recommenced services and any applicable adjusted service date; (v) whether absent from active employment or service; (vi) annual salary or wage rate and, if applicable, target bonus, and other cash incentive compensation and unvested equity compensation; and (vii) any shift differentials or on call pay. As soon as practicable following the date hereof (and in any event within 30 days of the date hereof), Seller shall provide Purchaser with an update to the Service Provider List, which shall be complete and accurate, in order to provide the information described in the immediately preceding sentence with respect to each Business Service Provider (in the case of clause (vi) of the immediately preceding sentence, indicating each Business Service Provider’s annualized consulting payments), and which update shall (A) identify whether each individual on the Service Provider List is an employee of Seller or one of its Subsidiaries, a Business Service Provider who provides services to the Business through an individual contract or a Business Service Provider who provides services to Business through a third party agency, (B) provide the name of each

Business Employee and Business Service Provider, (C) provide the target bonus, and other cash incentive compensation for such Business Employee or Business Service Provider for the prior twelve (12)-month period and such Business Employee’s or Business Service Provider’s equity compensation (including annual grants) for the prior three (3)-year period, (D) provide each Business Employee’s and Business Service Provider’s accrued unused vacation, sick and other paid-time-off eligibility, (E) if a Business Employee or Business Service Provider is absent from active employment or service, provide the type of absence, provide the date such absence commenced and the anticipated date of return to active employment or active service and (F) provide each Business Employee’s and Business Service Provider’s work location.

(k) Every Business Employee as of the date hereof has been primarily dedicated to the Business since December 31, 2018 (or, for any such Business Employee hired after December 31, 2018, since the date of such Business Employee’s hire). Since December 31, 2018, no employee of Seller or any of its Subsidiaries who was primarily dedicated to the Business has been transferred to any division or business unit of Seller and its Subsidiaries other than the Business.

(l) With respect to the Business Employees, neither Seller nor any of its Subsidiaries is a party to, or bound by, any Collective Bargaining Agreement. Except as has not been and would not reasonably be expected to be material to the Business, taken as a whole, (i) neither the Seller nor any of its Subsidiaries is (or has during the past two (2) years been) subject to a material labor dispute, strike or work stoppage and (ii) there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the Seller’s Knowledge, threatened involving Business Employees.

3.8 Taxes.

(a) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, all Tax Returns that are required to be filed with respect to the Business, the Purchased Assets, or the Assumed Liabilities have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete.

(b) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, all Taxes (whether or not shown or required to be shown on any Tax Return) due and payable with respect to the Business, the Purchased Assets, or the Assumed Liabilities have been fully and timely paid.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, the Seller Group (i) has timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by the Seller Group with respect to any payment owing to, or received from, the employees, creditors, independent contractors, or customers of the Seller Group and other third parties with respect to the Business (and has timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (ii) has otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements) with respect to the Business.

(d) There is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or threatened in writing with respect to any Taxes or Tax matters (including Tax Returns) with respect to the Business, the Purchased Assets, or the Assumed Liabilities or (ii) deficiency for Taxes that has been assessed by any Governmental Entity with respect to the Business, the Purchased Assets, or the Assumed Liabilities with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment), except, in each case, (x) solely with respect to any such claim, litigation, audit, examination, investigation, other proceeding or deficiency arising after the date hereof or (y) as has not been and would reasonably be expected to be, individually or in the aggregate, material to the Business.

(e) Except in connection with any ongoing Tax claim, litigation, audit, examination, investigation or other proceeding, no statute of limitations with respect to the collection or assessment of any material Taxes with respect to the Business, the Purchased Assets, or the Assumed Liabilities has been waived or extended, which waiver or extension would be binding on Purchaser or any of its affiliates.

(f) There are no Liens in respect of or on account of material Taxes upon any of the Purchased Assets, other than Permitted Liens.

(g) Within the last six (6) years, no claim has been made in writing by any Taxing Authority in a jurisdiction where any member of the Seller Group has not filed Tax Returns that any member of the Seller Group is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction, in each case, with respect to the Business, the Purchased Assets, or the Assumed Liabilities.

3.9 Litigation; Orders. There are no (a) Proceedings pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries relating to the Business, the Purchased Assets or the Assumed Liabilities by or before any Governmental Entity that would reasonably be expected (a) to be, individually or in the aggregate, material to the Business or (b) to have, individually or in the aggregate, a material adverse effect on the ability of Seller and its Subsidiaries to consummate the Transactions prior to the Outside Date. There are no orders, judgments or decrees of or settlement agreements with any Governmental Entity relating to the Business, the Purchased Assets or the Assumed Liabilities that would reasonably be expected (x) to be, individually or in the aggregate, material to the Business or (y) to have, individually or in the aggregate, a material adverse effect on the ability of Seller and its Subsidiaries to consummate the Transactions prior to the Outside Date. To the Knowledge of Seller, Section 2.7(g) of the Seller Disclosure Letter contains all claims, investigations or other Proceedings pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries relating to the Business.

3.10 Intellectual Property.

(a) With respect to the Transferred Registered Intellectual Property, Section 1.1(f) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, (i) the application or registration number, title, owners or registrants and the jurisdiction of filing or application and (ii) the status of such items listed thereon. All necessary documents and certificates currently due for filing as of the date hereof in connection with any such Transferred Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Transferred Registered Intellectual Property. Seller has used reasonable best efforts and acted in good faith to identify in Section 1.1(f) of the Seller Disclosure Letter all Registered Intellectual Property of Seller primarily used or primarily held for use in the Business, including all Patents and Patent applications that relate primarily to the Business or the Business Products using the methodology set forth on Annex 3.10(a) attached hereto.

(b) Each item of Transferred Registered Intellectual Property is subsisting and, to Seller’s Knowledge, is not invalid or unenforceable. No Proceeding to which Seller or one of its Subsidiaries is a party (other than office actions in connection with the application for, or prosecution of, any Transferred Registered Intellectual Property) is pending or, to the Knowledge of Seller, threatened, by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Transferred Registered Intellectual Property or other material Transferred Intellectual Property, or that challenges the ownership or use of any material Transferred Technology.

(c) Seller or one of its Subsidiaries exclusively owns all Transferred Intellectual Property Rights free and clear of all Liens, other than Permitted Liens and subject to the foregoing, all such Transferred Intellectual Property Rights are, and immediately following the Closing will be, fully transferable, alienable licensable and, to Seller’s Knowledge, enforceable by the Purchaser or its applicable Subsidiary without restriction and without material payment of any kind to any third Person; in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Neither Seller nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights in, any Transferred Intellectual Property Rights material to the conduct of the Business. No Governmental Entity or educational institution has, as a result of funding provided by such Governmental Entity or educational institution, obtained any right to any Intellectual Property Rights material to the conduct of the Business. For clarity, payment from a Governmental Entity or educational institution to Seller or any of its Subsidiaries in consideration for purchase of, non-exclusive license to, or subscription to the Business Products will not be deemed “funding” under this Section 3.10(c).

(d) No Proceedings are pending, and, to Seller’s Knowledge, no Proceeding is threatened against Seller or any of its Subsidiaries, alleging that any part of the Business or the Business Products are infringing, misappropriating, diluting or otherwise violating the Intellectual Property Rights of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, (i) neither any Business Product (when used by or as authorized by Seller) nor the conduct of the Business, as conducted at any time on or after April 2, 2016, has infringed, violated, or misappropriated any Intellectual Property Rights of any Person or constituted unfair competition or unfair trade practices, (ii) to Seller’s Knowledge, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any rights in respect of Transferred Intellectual Property Rights and (iii) since April 2, 2016, neither Seller nor any of its Subsidiaries has instituted or threatened in writing to institute any Proceeding against any Person alleging such Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Transferred Intellectual Property Rights.

(e) In each case in which Seller or any of its Subsidiaries has engaged or hired an employee, consultant or contractor who develops or creates Seller or any of its Subsidiaries any Business Product or material Transferred Technology, Seller or such Subsidiary has obtained, either by operation of Law or by valid assignment or transfer exclusive ownership of all Intellectual Property Rights in such Transferred Technology or Business Product, except where the absence of that assignment or transfer would not reasonably be expected to be, individually or in the aggregate, material to the Business. Seller and each of its Subsidiaries have taken commercially reasonable actions to maintain (and continue to maintain), as confidential, and to reasonably protect, all Trade Secrets relating to the Business, except (i) where Seller or one or more of its Subsidiaries has made a reasonable business decision to no longer maintain a particular item of information or Technology as a Trade Secret, or (ii) except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. To Seller’s Knowledge, there has been no unauthorized disclosure or use of, or access to, Transferred Technology, information or materials that Seller maintains or intended to maintain as a Trade Secret relating to the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(f) Without limiting the generality of Section 3.10(e), each employee of, or consultant or contractor to, Seller or any of its Subsidiaries has executed a valid and binding agreement (i) if such individual has developed or created for Seller or any of its Subsidiaries any element of a Business Product or any other material Transferred Technology, assigning to Seller or the relevant Subsidiary of Seller all Intellectual Property Rights (except as limited by applicable Law) created by, or that arise as a result of the work of such employee of, or consultant or contractor to, Seller or any of its Subsidiaries, and (ii) requiring such employee, consultant or contractor to maintain as confidential all confidential information and Trade Secrets of Seller or its Subsidiaries relating to the Business (including confidential information or Trade Secrets disclosed to Seller or any of its Subsidiaries by a third Person), except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(g) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, neither Seller nor any of its Subsidiaries has distributed any Software or database under an Open Source License in a manner that would require any Transferred Technology (i) to be disclosed or distributed in Source Code form, (ii) to be licensed for purposes of preparing derivative works or (iii) to be redistributed at no charge. Seller and its Subsidiaries are and have been in compliance with all Open Source Licenses to which they are subject except where a failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(h) Section 3.10(h) of the Seller Disclosure Letter contains a complete and accurate list of, and Seller has made available to Purchaser true and complete copies of all material Business Contracts pursuant to which Seller or any of its Subsidiaries (i) grants any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Person under or to any Transferred Intellectual Property Rights, or (ii) is granted a license, covenant not to assert, release, agreement not to enforce or prosecute, or immunity to or under, any Person’s Intellectual Property Rights that, in the case of each of clauses (i) and (ii) above, is not (A) a Material Customer Agreement, (B) a Material Supplier Agreement, (C) a Material Reseller Agreement, (D) a Material Distributor Agreement, (E) a Material Government Entity Customer Agreement, (F) a Non-Scheduled License or (G) material to the Business (the foregoing, the “IP Contracts”).

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in (i) a breach, violation, modification, cancellation, termination, or suspension of any IP Contract, (ii) the release of any Source Code included in the Transferred Technology or (iii) the grant (or requirement to grant) to any Person of any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Transferred Intellectual Property Rights. To Seller’s Knowledge, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, by the express terms of any Contracts to which Seller or any of its Subsidiaries is a party (but to which Purchaser and its affiliates are not) result in the grant (or requirement to grant) to any Person of any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity by or on behalf of Purchaser or any of its Subsidiaries with respect to any Intellectual Property Rights of Purchaser or any of its Subsidiaries. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, (1) all IP Contracts shall remain in full force and effect following the Closing in accordance with their terms (other than terminations or expirations occurring in the ordinary course of business) and (2) immediately after the Closing, Purchaser will be entitled to exercise all of Seller’s or its applicable Subsidiaries’ respective rights under all IP Contracts to the same extent as prior to the Closing.

3.11 Privacy and Data Protection.

(a) Since April 2, 2016, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, (i) Seller’s and each of its Subsidiaries’ receipt, collection, monitoring, maintenance, hosting, creation, transmission, use, analysis, disclosure, storage, disposal and security, as the case may be, of Protected Information and, to Seller’s Knowledge, any such activities performed or handled by authorized third parties on Seller’s or one of its Subsidiary’s behalf, in each case in connection with or relating to the Business, have complied with, and (ii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in Seller or any of its Subsidiaries, or, following the Closing, Purchaser, so long as the Protected Information is used in substantially the same manner as it is currently used in the Business, being in breach or violation of, (A) provisions governing privacy, data protection, or information security matters in any Business Contracts, (B) applicable Information Privacy and Security Laws, (C) all applicable policies and procedures adopted by Seller or any of its Subsidiaries relating to privacy, data protection, or information security with respect to Protected Information, including the Privacy Statements and such policies and procedures relating to access control, vulnerability management, incident response and overall network security and/or (D) all applicable consents, authorizations and privacy choices (including opt-out decisions) that apply to Protected Information that have been obtained by Seller or any of its Subsidiaries. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, Seller and each of its Subsidiaries has all rights, authority, consents and authorizations necessary to receive, access, use and disclose the Protected Information in their possession or under their control in connection with the operation of the Business as presently conducted.

(b) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, (i) Seller holds all permits and licenses, and has made all governmental filings, required under applicable Information Privacy and Security Laws to process, use, and transfer Protected Information in connection with or relating to the Business, and (ii) the consummation of the Transactions will neither invalidate such permits and licenses nor require such permits and licenses to be amended under applicable Information Privacy and Security Laws.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, neither Seller nor any of its Subsidiaries sells or rents to third parties any Protected Information for monetary or other valuable consideration, in each case excluding sale, rental or disclosures of Protected Information to (i) Purchaser and any Person to whom Purchaser sells, rents or discloses Protected Information, (ii) the customers of the Business in Seller’s or its Subsidiaries’ provision of Business Products to the customers of the Business in the ordinary course of business consistent with past practice, or (iii) Seller’s or its Subsidiaries’ service providers when such disclosure is made for the purpose of the service provider’s provision of services to Seller or any of its Subsidiaries, in each case, in connection with or relating to the Business.

(d) Since April 2, 2016, to Seller’s Knowledge, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, there has been no (i) data security breach of, unauthorized access to, or malicious disruption of any Business Products or any Seller or any of its Subsidiaries’ systems, networks or information technology that transmits or maintains Protected Information or other confidential information in connection with or relating to the Business, or (ii) other incidents involving the unauthorized access, acquisition, use or disclosure of any Protected Information owned, used, hosted, maintained or controlled by or on behalf of Seller or any of its Subsidiaries in connection with or relating to the Business, including any such unauthorized access, acquisition, use or disclosure of Protected Information that would constitute a breach for which notification by Seller or any of its Subsidiaries to individuals and/or Governmental Entities and/or customers of the Business is required under any Information Privacy and Security Laws applicable to the Business or Business Contracts to which Seller or any of its Subsidiaries is a party. To Seller’s Knowledge, since April 2, 2016, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, none of the Business’s vendors, suppliers and subcontractors, have (i) suffered any security breach that resulted in any unauthorized access to or use of any Protected Information in the possession, custody, or control of Seller or any of its Subsidiaries, (ii) breached any obligations relating to Protected Information in Contracts with Seller or any of its Subsidiaries or (iii) violated any Information Privacy and Security Laws.

(e) Seller maintains and implements a reasonably appropriate written information security program covering any part of the Business designed to (i) identify and address internal and external risks to the security of any proprietary or confidential information in the possession of Seller or any of its Subsidiaries, including Protected Information, (ii) implement, monitor and improve reasonable administrative, technical and physical safeguards to control these risks and (iii) maintain notification procedures in compliance in all material respects with applicable Information Privacy and Security Laws that require notification to any Person in the case of any breach of security compromising data containing Protected

Information, in each case, in connection with or relating to the Business. For each of fiscal year 2018 and 2019, Seller has performed a security risk assessment covering the Business, and has used reasonable efforts to address and remediate all critical and high risk (or similar designation) threats, and deficiencies identified in those security risk assessments. For each of fiscal year 2018 and 2019, Seller has made available to Purchaser all material third party assessments, certifications, test results, audits or reviews (e.g., SSAE 18, SOC I, II and III, SysTrust, WebTrust, CloudTrust, or perimeter certifications) of the information systems or other equivalent evaluations of the Business in Seller’s possession or control. Seller has made available to Purchaser all material documents regarding Seller’s or any of its Subsidiaries’ certification to, adoption of, validation of, compliance with, or participation in, any information security frameworks, standards or similar programs, in each case, in connection with or relating to the Business, including the US Federal Risk and Authorization Management Program, the International Common Criteria Recognition Arrangement, the Federal Identity, Credential and Access Management Framework, the Identity Ecosystem Framework, and the Federal Information Processing Standard Publication 140-2.

(f) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, since April 2, 2016, no Person has, to Seller’s Knowledge, as of the date hereof, made any written complaint or claim against Seller or any of its Subsidiaries or commenced any Proceeding by or before any Governmental Entity or arbitration body against Seller or any of its Subsidiaries, in each case, with respect to (A) any alleged violation of Information Privacy and Security Laws by Seller, any of its Subsidiaries or any third party in relation to such third party’s collection, maintenance, storage, use, processing, disclosure, security, transfer or disposal of Protected Information on behalf of Seller or any of its Subsidiaries, (B) any of Seller’s or its Subsidiaries’ privacy or data security practices with respect to Protected Information, including any loss, damage or unauthorized access, acquisition, use, disclosure, modification or other misuse of any Protected Information maintained by or on behalf of Seller or any of its Subsidiaries or (C) any provisions governing privacy, data protection, or information security matters in any Business Contracts to which Seller or any of its Subsidiaries is a party, in each case, in connection with or relating to the Business.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, (i) Seller and its Subsidiaries have in place incident response and disaster recovery plans, procedures and facilities that satisfy applicable Law and Seller’s and its Subsidiaries’ obligations under all Business Contracts with all customers, vendors, suppliers and subcontractors of the Business, and (ii) Seller and its Subsidiaries are in compliance therewith.

(h) To Seller’s Knowledge, no Software included in any Business Product contains any undisclosed disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, security vulnerabilities or other Software routines, in any case that have resulted in or that may reasonably result in (i) any Person accessing without authorization or disabling or erasing any Business Product, (ii) a significant adverse effect on the functionality of any Business Product or (iii) unauthorized acquisition of or access to confidential or proprietary information or Protected Information created, received, maintained or transmitted on or through any Business Product, except, in the case of (i), (ii) or (iii), as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

3.12 Real Property.

(a) Section 3.12(a) of the Seller Disclosure Letter sets forth a complete list, as of the date of this Agreement, of all of the real property leased as of the date of this Agreement by Seller or any of its Subsidiaries that is material to the conduct of the Business (the “Business Leased Real Property”). Seller or one of its Subsidiaries, as applicable, has a valid leasehold or subleasehold (as applicable) interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens and except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Section 3.12(b) of the Seller Disclosure Letter sets forth any real property owned by Seller or any of its Subsidiaries that is used in, and material to, the conduct of the Business.

3.13 Title; Sufficiency of Assets.

(a) Seller, or one or its Subsidiaries, has good and valid title to (or a valid leasehold interest in or license to) all of the Purchased Assets (excluding Intellectual Property Rights which is the subject of Section 3.10(c)) (assuming that Purchaser designates assets as Purchased Assets to the maximum extent permitted by Section 2.4(l)), free and clear of any Liens, other than Permitted Liens.

(b) The Purchased Assets, (i) in combination with the rights and licenses granted in this Agreement, the Intellectual Property License Agreement and the Trademark License Agreement with respect to Seller Licensed IP and Seller Licensed Patents, (ii) in combination with and giving effect to the Transaction Documents and all of the assets (including tangible and intangible assets), services, products and real property provided or to be provided, acquired, leased or licensed under the Transaction Documents, (iii) in combination with the Excluded Assets set forth in Section 2.5(a), Section 2.5(d)(i), Section 2.5(d)(ii), Section 2.5(f), Section 2.5(l) and Section 2.5(p), (iv) assuming that Purchaser designates assets as Purchased Assets to the maximum extent permitted by Section 2.4(l), (v) assuming that Purchaser employs all Business Employees and Business Service Providers, (vi) excluding all administrative support and corporate-level services that are currently provided to the Business by Seller or its Subsidiaries, (vii) assuming that any Purchased Assets in a Delayed Transfer Jurisdiction will be transferred to Purchaser at the relevant Delayed Transfer Closing, (viii) assuming that Purchaser has or establishes entities in each jurisdiction in which the location of Purchased Assets or Business Employees so requires and (ix) assuming the assignment and transfer to Purchaser of all rights of Seller and its Subsidiaries to the extent related to the Business under any Shared Contracts following the receipt of all required Non-Regulatory Approvals as contemplated pursuant to Section 2.10, constitute (A) all of the material assets and rights used in the Business immediately prior to the Closing and (B) all of the assets and rights necessary for Purchaser to conduct the Business in the same manner in all material respects as the manner in which the Business was conducted by Seller and its Subsidiaries in the twelve (12) month period prior to the Closing. This Section 3.13(b) does not address and will not be construed as a representation or warranty of Seller regarding infringement or misappropriation of any Intellectual Property Rights, which are exclusively addressed in Section 3.10(b).

3.14 Material Contracts.

(a) Except for this Agreement, Section 3.14(a) of the Seller Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract that meets the criteria described in this Section 3.14(a) under which Seller or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which Seller or any Subsidiary thereof is a party or to which any of their respective properties or assets is subject, other than any Benefit Plans (all such Contracts of the type described in this Section 3.14(a), together with the IP Contracts, whether or not set forth on Section 3.14(a) of the Seller Disclosure Letter, being referred to herein as “Material Contracts”):

(i) each Contract that limits in any material respect the freedom of the Business (including as conducted by Purchaser or its affiliates after the Closing) to compete or engage in any line of business or geographic region or with any Person or to sell, supply or distribute any product or service or that otherwise has the effect of restricting, in any material respect, the Business (including Purchaser or its affiliates after the Closing) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) any material joint venture or limited liability company agreement (other than any such agreement solely between or among Seller and its wholly owned Subsidiaries) or similar Contract relating to the Business;

(iii) each acquisition or divestiture Contract relating to the Business that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Business of future payments in excess of $1,000,000, in each case, excluding any (x) post-closing retention payments or equity awards, and (y) amounts retained pursuant to customary indemnity escrow or holdback arrangements;

(iv) each Contract that gives any Person the right to acquire any Purchased Assets (excluding ordinary course commitments to purchase goods, products and off-the-shelf Technology) after the date hereof with consideration of more than $2,000,000;

(v) any Contract to provide material Source Code for any Business Product to any third Person, including any Contract that requires Seller or any of its Subsidiaries to put Source Code for any Business Product in escrow with a third Person on behalf of a licensee or contracting party;

(vi) any settlement or similar Contract with a Governmental Entity, other than those relating to (x) Taxes or (y) any Governmental Entity in its capacity as a customer of Seller or any of its Subsidiaries, that relates to the Business;

(vii) except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Business, any settlement or similar Contract restricting in any respect the operations or conduct of the Business (including the operation or conduct of the Business by Purchaser or its affiliates after the Closing);

(viii) each Contract relating to the Business pursuant to which Seller or any of its Subsidiaries has paid or received payments in excess of $5,000,000 in the fiscal year ended March 29, 2019, or is obligated to pay or entitled to receive payments in excess of $5,000,000 in the twelve (12)-month period following the date hereof, in each case, other than (A) Contracts solely between Seller and its Subsidiaries or solely between wholly owned Subsidiaries of Seller, (B) Contracts with customers, suppliers, vendors, resellers, global service providers, global systems integrators, managed services providers or global technology partners of Seller or any of its Subsidiaries, (C) each lease, sublease or occupancy agreement in respect of Business Leased Real Property (each, a “Business Lease”) and (D) Contracts otherwise described in any other subsection of this Section 3.14(a);

(ix) each Contract that is (A) a Material Customer Agreement, (B) a Material Supplier Agreement, (C) a Material Reseller Agreement, (D) a Material Distributor Agreement or (E) a Material Government Entity Customer Agreement;

(x) except where the exercise of any such right or imposition of such limitation has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Business, each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Business (including as conducted by the Purchaser or any of its affiliates after the Closing) to own, operate, sell, transfer, pledge or otherwise dispose of any part of the Business or the Purchased Assets;

(xi) each Contract that contains any exclusivity rights or “most favored nations” provisions, in each case, that are material in any respect to the Business (including Purchaser or its affiliates after the Closing);

(xii) each Contract not otherwise described in any other subsection of this Section 3.14(a) evidencing or granting any Liens (other than Permitted Liens) on any Purchased Asset;

(xiii) each Business Lease involving annual lease payments in excess of $2,000,000; and

(xiv) any Contract not otherwise described in any other subsection of this Section 3.14(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) of Seller that is related to the Business (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC).

(b) True and complete copies of each Material Contract in effect as of the date hereof have been publicly filed with the SEC on or after January 1, 2018 and prior to the date hereof or have been made available to Purchaser. Neither Seller nor any of its Subsidiaries is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To Seller’s Knowledge, as of the date hereof, no other party to any Material

Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Seller or its Subsidiary which is party thereto and, to Seller’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations and any expiration thereof in accordance with its terms existing as of the date hereof.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Business Government Contract was legally awarded, (ii) no Business Government Contract or proposal for the award of a Business Government Contract is, as of the date hereof, the subject of bid or award protest proceedings, and (iii) neither Seller nor any of its Subsidiaries is in breach of or default under the terms of, and to Seller’s Knowledge, there is no basis for any claim of fraud (including a claim under the Civil False Claims Act) with regard to any or Business Government Contract. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since March 28, 2014, (A) all material facts set forth or acknowledged by any representations, certifications or statements made or submitted by or on behalf of Seller or any of its Subsidiaries in connection with any Business Government Contract or Business Government Bid were true, accurate and complete as of the date of submission and made by an authorized representative of Seller or one of its Subsidiaries, and (B) neither any Governmental Entity nor any prime contractor or higher-tier subcontractor has notified Seller or any of its Subsidiaries in writing that Seller or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Business Government Contract. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since March 28, 2014, (I) no costs incurred by Seller or any of its Subsidiaries pertaining to any Business Government Contract have been deemed finally disallowed in writing by a Governmental Entity or, to the Seller’s Knowledge, proposed for disallowance, and (II) no payment due to Seller or any of its Subsidiaries pertaining to any Business Government Contract has been withheld or set off, nor, to Seller’s Knowledge, has any claim been made to withhold or set off any such payment.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since March 28, 2014, (i) none of Seller, any of its Subsidiaries or, to Seller’s Knowledge, any of their respective Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to Seller’s Knowledge, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, and, to Seller’s Knowledge, as of the date hereof, no circumstances exist that would reasonably be expected to warrant the institution of any such debarment, suspension or exclusion proceedings, in each case, relating to the Business, the Purchased Assets or the Assumed Liabilities, (ii) none of the Seller or any of its Subsidiaries has received any written request to show cause or, to Seller’s Knowledge, similar communication alleging that Seller or any of its Subsidiaries may be in breach or violation of a Business Government Contract or any Laws related thereto, (iii) none of Seller or any of its Subsidiaries has been declared nonresponsible or ineligible, or otherwise excluded from participation in the award of any Business Contract with a Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements), (iv) none of Seller or any of its Subsidiaries is for any reason relating to the Business listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither Seller nor any of its Subsidiaries, nor any of their respective directors or officers, nor to Seller’s Knowledge, any other employee is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Business Government Contract, the subject of any actual or, to Seller’s Knowledge, threatened in writing, “whistleblower” or “qui tam” lawsuit, audit (other than a routine contract audit) or investigation of Seller or any of its Subsidiaries with respect to any Business Government Contract, including any material irregularity, misstatement or omission arising thereunder or relating thereto alleged in writing, and, to Seller’s Knowledge, as of the date hereof, no facts or circumstances exist that would reasonably be expected to warrant the institution of any such investigation, indictment, lawsuit or audit, and (vi) neither Seller nor any of its Subsidiaries has made any (A) voluntary disclosure to any Governmental Entity with respect to any alleged or potential material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Business Government Contract or (B) mandatory disclosure, as required by the terms of a Business Government Contract or any Laws related thereto, including Federal Acquisition Regulation 52.203-13, to any Governmental Entity and, to Seller’s Knowledge, there are no facts that would require mandatory disclosure thereunder.

3.15 Environmental Matters. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, in each case, with respect to the conduct of the Business, (a) neither Seller nor any of its Subsidiaries is in violation of any Environmental Law, (b) none of the Business Leased Real Properties is contaminated with any Hazardous Substance, (c) Seller and its Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and Seller and its Subsidiaries are in compliance with such permits, licenses and other authorizations, and (d) no Proceeding is pending, or to Seller’s Knowledge, threatened, concerning or relating to the operations of Seller or any of its Subsidiaries that seeks to impose, or that is reasonably likely to result in the imposition of, any liability arising under any Environmental Law upon Seller or any of its Subsidiaries.

3.16 Customers; Suppliers; Resellers.

(a) Section 3.16(a) of the Seller Disclosure Letter sets forth a list of the top twenty (20) customers of the Business that have a Contract with Seller or its Subsidiaries based on total bookings for the three (3) most recently completed fiscal years of the Business, in the aggregate (each, a “Material Customer” and each Contract (other than Contracts that are immaterial) with each Material Customer, a “Material Customer Agreement”). As of the date hereof, neither Seller nor any of its Subsidiaries has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of Seller or that such Material Customer intends to terminate, modify or not renew existing Contracts with Seller or its Subsidiaries, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(b) Section 3.16(b) of the Seller Disclosure Letter sets forth a list of the top fifteen (15) suppliers or vendors of the Business based on total spend by the Business during the fiscal year ended March 29, 2019 (each, a “Material Supplier” and each Contract (other than Contracts that are immaterial) with each Material Supplier, a “Material Supplier Agreement”). As of the date hereof, neither Seller nor any of its Subsidiaries has received any written notice from any Material Supplier that such Material Supplier shall not continue as a supplier or vendor to Seller or its Subsidiaries, that such Material Supplier intends to terminate, modify or not renew existing Contracts with Seller or its Subsidiaries, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(c) Section 3.16(c) of the Seller Disclosure Letter sets forth a list of the top twenty (20) resellers, global service providers, global systems integrators, managed service providers or global technology partners of the Business based on total bookings for the three (3) most recently completed fiscal years of Seller, in the aggregate (each, a “Material Reseller” and each Contract (other than Contracts that are immaterial) with each Material Reseller, a “Material Reseller Agreement”). As of the date hereof, neither Seller nor any of its Subsidiaries has received any written notice from any Material Reseller that such Material Reseller shall not continue as a reseller, global service provider, global systems integrator, managed servicer provider or global technology partner, as applicable, to Seller or that such Material Reseller intends to terminate, modify or not renew existing Contracts with Seller or its Subsidiaries, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(d) Section 3.16(d) of the Seller Disclosure Letter sets forth a list of the top twenty (20) distributors of the Business based on bookings of the Business for the three (3) most recently completed fiscal years of Seller, in the aggregate (each, a “Material Distributor” and each Contract (other than Contracts that are immaterial) with each Material Distributor, a “Material Distributor Agreement”). As of the date hereof, neither Seller nor any of its Subsidiaries has received any written notice from any Material Distributor that such Material Distributor shall not continue as a distributor to Seller or its Subsidiaries or that such Material Distributor intends to terminate, modify or not renew existing Contracts with Seller or its Subsidiaries, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(e) Section 3.16(e) of the Seller Disclosure Letter sets forth a list of the top five (5) Governmental Entity customers of the Business based on total bookings for the fiscal year ended March 29, 2019 (each a “Material Government Entity Customer” and each Contract with each Material Government Entity Customer, a “Material Government Entity Customer Agreement”).

3.17 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (a) all current, insurance policies and insurance Contracts of the Seller and its Subsidiaries relating to or covering any part the Business are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Seller nor any of its Subsidiaries has received notice of cancellation or termination with respect to any such current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has been or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

3.18 Solvency. Seller and its Subsidiaries on a consolidated basis taken as a whole are, and each of Seller and each of its Subsidiaries that transfers Purchased Assets in connection with the Transactions (each such Subsidiary, a “Subject Seller Subsidiary”), is, and, immediately after giving effect to the Transactions shall be, able to pay their debts as they become due and Seller and its Subsidiaries on a consolidated basis taken as a whole, own, and each of Seller and each Subject Seller Subsidiary owns, and immediately after giving effect to the Transactions, Seller and its Subsidiaries on a consolidated basis taken as a whole and each of Seller and each Subject Seller Subsidiary shall own, property having a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent Liabilities). Seller and its Subsidiaries on a consolidated basis taken as a whole have and each of Seller and each Subject Seller Subsidiary has and, immediately after giving effect to the Transactions, shall have, adequate capital to carry on the Retained Business. The transfer of the Purchased Assets is not being made and no obligation is being incurred by Seller or any of its Subsidiaries in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Seller or any of its Subsidiaries.

3.19 Finders and Brokers. Other than Goldman, Sachs & Co., neither Seller nor any of its Subsidiaries has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or a result of the consummation of the Transactions. A true and complete copy of the engagement letter with Goldman, Sachs & Co. has been made available to Purchaser.

3.20 No Other Representations. Except for the representations and warranties contained in Article IV, Seller acknowledges that neither Purchaser nor any of its Representatives makes, and Seller acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Purchaser or any of its Subsidiaries or with respect to any other information provided or made available to Seller in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Seller or to Seller’s Representatives in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as set forth below.

4.1 Qualification, Organization, etc. Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Purchaser is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions prior to the Outside Date. Purchaser has filed with the SEC, prior to the date hereof, a complete and accurate copy of its Organizational Documents. Purchaser’s Organizational Documents are in full force and effect and Purchaser is not in violation of its Organizational Documents.

4.2 Corporate Authority.

(a) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Purchaser and no other corporate proceedings (pursuant to the Purchaser Governing Documents or otherwise) on the part of Purchaser are necessary to authorize the consummation of, and to consummate, the Transactions.

(b) This Agreement has been duly and validly executed and delivered by Purchaser and, assuming this Agreement constitutes the valid and binding agreement of Seller, constitutes the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Limitations.

4.3 Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Antitrust Laws, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Purchaser of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions prior to the Outside Date.

(b) The execution and delivery by Purchaser of this Agreement, and the execution and delivery by Purchaser of each other Transaction Document to which it is or will be a party does not, and the consummation of the Transactions and compliance with the provisions hereof by Purchaser will not, (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Purchaser or any of its Subsidiaries or to which any of them is a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Purchaser or any of its Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) Purchaser’s Organizational Documents or (B) the organizational documents of any Subsidiary of Purchaser or (iii) conflict with or violate any Laws applicable to Purchaser or any Subsidiary of Purchaser or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions prior to the Outside Date.

4.4 Litigation; Orders. As of the date hereof, there are no Proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser or any of its Subsidiaries or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions prior to the Outside Date. There are no orders, judgments or decrees of or settlement agreements with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions prior to the Outside Date.

4.5 Financial Ability to Perform.

(a) Purchaser has delivered to Seller true and complete copies of (i) the executed commitment letter, dated as of the date hereof, among Purchaser and the financial institutions party thereto including all exhibits, schedules and annexes to such letter in effect as of the execution and delivery of this Agreement and (ii) the executed fee letter related thereto (together, the “Debt Commitment Letter”, and, subject to the last sentence of Section 5.17(g), the provision of funds as set forth therein, the “Financing”) (it being understood that such fee letter has been redacted to remove fees, the rates and amounts in the “market flex”, if any, and other terms that would not adversely affect the amount, conditionality, availability or termination of the Financing). As of the execution and delivery of this Agreement, other than the Debt Commitment Letter, there are no side letters or other written agreements, contracts or arrangements that impose conditions or other contingencies related to, or that would reasonably otherwise affect, the funding of the full amount of the Financing. As of the execution and delivery of this Agreement, there are no conditions or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Debt Commitment Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect on or prior to the date of this Agreement. As of the execution and delivery of this Agreement, the Debt Commitment Letter represents (A) a valid, binding and enforceable obligation of Purchaser and (B) to Purchaser’s Knowledge, a valid, binding and enforceable obligation of each other party thereto, in the case of each of clauses (A) and (B), except as may be limited by the Enforceability Limitations. As of the execution and delivery of this Agreement, (i) the Debt Commitment Letter has not been amended, restated, supplemented or otherwise modified, or compliance with any of the terms waived, and (ii) no commitment under the Debt Commitment Letter has been withdrawn, terminated or rescinded in any respect. Purchaser has fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid pursuant to the terms of the Debt Commitment Letter on or prior to the execution and delivery of this Agreement, and will fully pay (or cause to be paid) any such amounts due on or before the Closing. As of the execution and delivery of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Purchaser or, to Purchaser’s Knowledge, any other party to the Debt Commitment Letter. Assuming satisfaction of the conditions set forth in Article VII, Purchaser has no reason to believe that any of the conditions to funding set forth in the Debt Commitment Letter will not be satisfied on a timely basis, nor does Purchaser have Knowledge, as of the execution and delivery of this Agreement, that the Financing will not be available to Purchaser on or prior to the Closing Date in accordance with the terms of the Debt Commitment Letter.

(b) Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, the proceeds of the Financing, if funded, together with available cash and other lines of credit of Purchaser, shall constitute sufficient funds for Purchaser to enable Purchaser to deliver the Purchase Price to Seller at the Closing. Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that its obligations to effect the Transactions or the other transactions contemplated by this Agreement are not conditioned upon the availability to Purchaser or any of its affiliates of any debt, equity or other financing in any amount whatsoever.

4.6 Finders and Brokers. Neither Purchaser nor any of its Subsidiaries has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission from Seller or any of its Subsidiaries in connection with this Agreement or upon or as a result of the consummation of the Transactions based on arrangements made by Purchaser or any of its Subsidiaries.

4.7 No Other Representations. In connection with the due diligence investigation of the Business by Purchaser, Purchaser has received and may continue to receive from Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding Seller, its Subsidiaries and the Business. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Purchaser is familiar, and that, without limiting in any respect any of the representations and warranties contained in Article III, Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them. Accordingly, except for the representations and warranties contained in Article III, Purchaser acknowledges that neither Seller nor any Representative of Seller makes, and Purchaser acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Seller or any of its Subsidiaries or with respect to any other information provided or made available to Purchaser in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Purchaser or Purchaser’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article III.

ARTICLE V

COVENANTS

5.1 Efforts; Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions as promptly as practicable after the date hereof (and in any event prior to the Outside Date), including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof (and in any event prior to the Outside Date), all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable (and in any event prior to the Outside Date) all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions as promptly as practicable after the date hereof (and in any event prior to the Outside Date), and (ii) taking all steps as may be necessary, subject to the limitations in this Section 5.1, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date hereof (and in any event prior to the Outside Date). In furtherance and not in limitation of the foregoing, each Party agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event prior to the Outside Date), (B) make an appropriate filing with the European Commission with respect to the Transactions as promptly as practicable and advisable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested by the European Commission pursuant to Antitrust Laws and, subject to the terms and conditions of this Agreement, to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain consents under such Antitrust Laws as promptly as practicable after the date hereof (and in any event prior to the Outside Date) and (C) make all other necessary filings as promptly as practicable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any Antitrust Laws and, subject to the terms and conditions of this Agreement, to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain consents under such Antitrust Laws as promptly as practicable after the date hereof (and in any event prior to the Outside Date). Notwithstanding anything to the contrary in this Agreement, none of Purchaser or any of its Subsidiaries shall be required to, and Seller shall not and shall not permit any of its Subsidiaries to (in the case of Seller or its Subsidiaries, solely with respect to the Business or any Purchased Asset and unless expressly permitted by Section 5.2), without the prior written consent of Purchaser, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (1) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Seller, Purchaser or any Subsidiary of any of the foregoing, (2) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of Seller, Purchaser or any Subsidiary thereof or any of the foregoing in any manner or (3) impose any such restriction, requirement or limitation on the operation of the business or portion of the business of Seller, Purchaser or any Subsidiary of any of the foregoing in any manner; provided that if requested by Purchaser, Seller or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Seller or its Subsidiaries in the event the Closing occurs and relates solely to the Purchased Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall Seller or any of its Subsidiaries become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (1) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any Excluded Assets, (2) conduct, restrict, operate, invest or otherwise change in any manner the Excluded Assets or the Retained Business or (3) impose any restriction, requirement or limitation on the operation of the Retained Business or portion of the Retained Business.

(b) Each of Purchaser and Seller shall, in connection with and without limiting the efforts referenced in Section 5.1(a) (but subject to the limitations set forth therein) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Purchaser, Seller or any of their respective Subsidiaries, or of the Business, the Purchased Assets or the Retained Business or any portion thereof, (B) as necessary to comply with contractual arrangements existing as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of the Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1(b) as “Outside Counsel Only Material.” Without limiting Purchaser’s cooperation obligations described in Section 5.1(a) and this Section 5.1(b) (including, for the avoidance of doubt, Purchaser’s obligation to use reasonable best efforts to take all steps as may be necessary, subject to the limitations in this Section 5.1, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date hereof), Purchaser will control the ultimate strategy for securing approvals and expiration of relevant waiting periods under the Antitrust Laws.

(c) Neither Seller nor Purchaser shall enter into any transaction agreement for, or consummate, an acquisition of a business that would, in each case, reasonably be expected to have the effect of preventing or materially hindering or imposing any material delay in the satisfaction of the condition to Closing set forth in Section 7.1(b).

5.2 Conduct of Business by Seller Pending the Closing. Seller agrees that between the date hereof and the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except as set forth in Section 5.2 of the Seller Disclosure Letter, as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller (a) shall, and shall cause each of its

Subsidiaries to, conduct the Business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (i) preserve intact the Business, (ii) keep available the services of the key Business Employees (other than where termination of such services is for cause) and (iii) preserve the present relationships of the Business with its customers, suppliers, vendors, licensors, licensees, Governmental Entities, employees and other Persons with whom it has material business relations; and (b) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) amend, modify, waive, rescind or otherwise change Seller’s or any of its Subsidiaries’ Organizational Documents in a manner that reasonably would be expected to have an adverse effect on the Transactions;

(ii) except as required by applicable Law or any Benefit Plan as in existence as of the date hereof and made available to Purchaser prior to the date hereof, (A) increase the compensation or benefits payable or to become payable to any Business Employee or Business Service Provider, other than annual merit-based increases in base salary in the ordinary course of business consistent with past practice for Business Employees below the level of Senior Vice President that do not exceed three percent (3%) of the aggregate cost of all such Business Employee annual base salaries and wage rates in effect as of the date hereof; (B) grant to any Business Employee or Business Service Provider any increase in severance or termination pay; (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any Business Employee or Business Service Provider; (D) establish, adopt, enter into, amend or terminate any collective bargaining agreement or other Contract with a labor union, works council or labor organization, in each case that covers any Business Employees in connection with their employment with Seller or any of its Subsidiaries (each, a “Collective Bargaining Agreement”) or any Benefit Plan, other than (i) amendments in the ordinary course of business that do not materially increase the cost or expense of maintaining such Collective Bargaining Agreement or Benefit Plan with respect to any Business Employees or Business Service Providers, (ii) offer letters with newly hired Business Employees hired in the ordinary course of business consistent with past practice and entered into in the ordinary course of business on terms consistent with past practice, which offer letters do not violate any other provision of this Section 5.2(b)(ii) (but which may provide for participation in Benefit Plans on a basis consistent with similarly situated employees of Seller and its Subsidiaries), and (iii) entering into or amending any Benefit Plan, the effect of which is the same for both the Business Employees and all similarly situated employees of Seller and its Subsidiaries and the effect of which does not increase Purchaser’s obligations under Section 5.6(i) with respect to the Business Employees; (E) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Benefit Plan with respect to any Business Employee or Business Service Provider; or (F) add any Business Employee as a participant in the Symantec Corporation Executive Retention Plan or the Symantec Corporation Retention Plan who is not entitled to benefits under such plans as of the date hereof; provided that clause (C) of this Section 5.2(b)(ii) shall not apply in the case of any payment or award of bonus, retention or incentive compensation that does not create or increase any Liability or obligation for Purchaser or its

Subsidiaries prior to, at or following the Closing (including, for the avoidance of doubt, any Liability under the Transition Services Agreement or any other Transaction Document); provided, further, that this Section 5.2(b)(ii) shall not prohibit Seller from authorizing, establishing, amending or taking any other actions under or with respect to any Benefit Plan that would otherwise be prohibited under clause (B), (E) or (F) of this Section 5.2(b)(ii) for the benefit of or with respect to any employee who is not an Offer Employee so long as (x) such actions do not result in such employee receiving any payment or accelerated vesting until following the Closing Date and (y) such actions do not create or increase any Liability or obligation for Purchaser or its Subsidiaries prior to, at or following the Closing (including, for the avoidance of doubt, any Liability under the Transition Services Agreement or any other Transaction Document);

(iii) (A) terminate the employment of any Pre-Selected Employee, other than Pre-Selected Employees at levels below director in the ordinary course of business consistent with past practice and other than for cause, (B) hire any Pre-Selected Employee, other than Pre-Selected Employees at levels below director in the ordinary course of business consistent with past practice; (C) terminate or hire any Business Employee (other than any Pre-Selected Employee), other than in the ordinary course of business consistent with past practice; (D) transfer the employment of any Business Employee to another division or business unit that results in such Business Employee no longer being primarily dedicated to the Business; (E) transfer the employment or alter the functions or activities of any Business Employee who is not a Pre-Selected Employee such that such Business Employee becomes a Pre-Selected Employee or (F) transfer the employment or alter the functions or activities of any employee of Seller or its controlled affiliates who is not primarily dedicated to the Business into a role in which such employee will be primarily dedicated to the Business, other than an employee of Seller or its controlled affiliates whose compensation and benefits are substantially similar in the aggregate to those of similarly situated Business Employees and who will not become a Pre-Selected Employee as a result of such transfer or alteration;

(iv) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for (x) any acquisitions of, any equity interests in or all or a material portion of the assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations or (y) any acquisitions of material assets, in each case of clauses (x) and (y), if any assets acquired or liabilities assumed, directly or indirectly, as a result of such transaction would be part of the Purchased Assets or the Assumed Liabilities or if such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions or any transaction contemplated by any Transaction Document, except for: (A) transactions solely between Seller and a wholly owned Subsidiary of Seller or solely between wholly owned Subsidiaries of Seller in the ordinary course of business consistent with past practice or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice; provided that the transactions contemplated by clauses (A) and (B) would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions or any transaction contemplated by any Transaction Document;

(v) liquidate, dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization, or reorganization between or among any of Seller and/or its Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(vi) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans, advances, or capital contributions solely among the Seller and its wholly owned Subsidiaries or solely among Seller’s wholly owned Subsidiaries in the ordinary course of business consistent with past practice, in each case that do not involve the transfer of funds between the United States and another jurisdiction, (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice and (C) extensions of credit to customers in the ordinary course of business consistent with past practice, in each event which transactions contemplated by clauses (A), (B) and (C) would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions or any transaction contemplated by any Transaction Document;

(vii) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any Purchased Assets or any other material assets that are used in or necessary for the operation of the Business as currently conducted, except (A) dispositions of obsolete, damaged, worn-out or surplus equipment or property no longer necessary in the conduct of the Business or other immaterial equipment or property, in each case, in the ordinary course of business consistent with past practice, (B) leases or subleases of real property or interests therein not used for the conduct of the Business, as currently conducted, in each case in the ordinary course of business consistent with past practice and (C) non-exclusive licenses or other non-exclusive grants of rights in, to or under Transferred Intellectual Property or the Transferred Technology in the ordinary course of business consistent with past practice;

(viii) fail to maintain or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any material Transferred Registered Intellectual Property or any other material Intellectual Property Rights that are used in or necessary for the operation of the Business as currently conducted, except as would have occurred in the ordinary course of business consistent with past practice;

(ix) terminate or materially amend or modify any written policies or procedures with respect to the use or distribution by the Business of any Open Source Software;

(x) enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or granting of any license with respect to Transferred Intellectual Property or any other Intellectual Property Rights that are used in or necessary for the operation of the Business as currently conducted, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any Transferred Intellectual Property or any other Intellectual Property Rights that are used in or necessary for the operation of the Business as currently conducted (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than the non-exclusive license of Transferred Intellectual Property or other Intellectual Property Rights in the ordinary course of business consistent with past practice and amendments and modifications, in each case, to existing exclusive, limited distribution rights for Business Products made or entered into in the ordinary course of business consistent with past practice;

(xi) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, (B) materially modify, materially amend or extend any Material Contract (other than by automatic extension or automatic renewal of any such Contract without any action on the part of Seller or its Subsidiaries or Representatives), (C) terminate any Material Contract (other than by expiration in accordance with the terms thereof without any action on the part of Seller or its Subsidiaries or Representatives), (D) waive or release any material rights or claims under any Material Contract or (E) assign any material rights or claims under any Material Contract, other than (x) in the case of clauses (A) and (B), solely with respect to the types of Contracts described in clauses (ix) and (xiii) of the definition of Material Contract, in the ordinary course of business consistent with past practice, or (y) in the case of clause (D), in the ordinary course of business consistent with past practice (so long as such waiver or release is not material to the Business); provided that (I) any actions of a nature contemplated by and to the extent permitted by clause (iv)(y) (acquisitions) or (xii) (capital expenditures) of this Section 5.2(b) shall not require approval under this clause (xi) for any types of Contracts described in clause (iii) or (viii) of the definition of Material Contract and (II) any actions of a nature contemplated by and to the extent permitted by clause (vii) (dispositions) of this Section 5.2(b) shall not require approval under this clause (xi) for any types of Contracts described in clause (iv) of the definition of Material Contract;

(xii) make any capital expenditure to the extent related the Business, enter into agreements or arrangements providing for any capital expenditure to the extent related to the Business or otherwise commit to do so, except for capital expenditures in respect of which the Liabilities are solely Retained Liabilities;

(xiii) compromise or settle any claim, litigation, investigation or proceeding relating to or in connection with the Business (for the avoidance of doubt, including with respect to matters in which Seller or any of its Subsidiaries is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of claims, litigations, investigations or proceedings (other than with respect to matters in which Seller or any of its Subsidiaries is a plaintiff) that (x) (A) are for an amount that is paid fully by Seller and do not become in any respect an Assumed Liability, (B) do not impose any injunctive relief on Seller or any of its Subsidiaries with respect to the operation of any part of Business (or Purchaser or any of its Subsidiaries) (other than insignificant non-monetary restrictions that are customary and ancillary to the monetary relief granted) and do not involve the admission of wrongdoing by Seller or any of its Subsidiaries or any of their respective officers or directors with respect to the operation of any part of the Business, (C) do not provide for the license of any Transferred Intellectual Property or any other Intellectual Property Rights that are used in or necessary for the operation of the Business to a third-party that did not otherwise already license such Intellectual Property Rights (other than non-exclusive licenses to Seller Licensed Patents that would not adversely affect Purchaser’s rights under the Intellectual Property License Agreement) and (D) do not relate to claims, litigations, investigations or proceedings brought by Governmental Entities, other than solely in their capacities as customers of Seller’s or its Subsidiaries’ products and services, or (y) are Tax audits, claims, litigations, investigations, or other proceedings (it being understood such audits, claims, litigations, investigations, or other proceedings are subject to the restrictions contained in clause (xvi) below);

(xiv) amend or modify any Privacy Statement of Seller or any of its Subsidiaries relating to the Business or applicable to the Business Products in any material respect, except as required by applicable Law;

(xv) implement any plant closings or employee layoffs that do not comply with the Worker Adjustment and Retraining Notification Act of 1988, as amended, except for any resulting liability that would not be material to the Business;

(xvi) make, change or revoke any material Tax election; adopt or change any Tax accounting period; change any material method of Tax accounting; amend any material Tax Return (other than as required pursuant to the good faith resolution of a Tax audit, claim or other proceeding that may be settled or compromised without Purchaser’s prior written consent under this clause (xvi)); settle or compromise any liability for material Taxes or any material Tax audit, claim or other proceeding; enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law); or request any material ruling from any Governmental Entity with respect to Taxes; in each case, if such election, adoption, change, amendment, settlement, compromise, surrender, or ruling reasonably would be expected to be binding on or otherwise have the effect of increasing the Tax liability of Purchaser or any of its affiliates for any Post-Closing Period;

(xvii) cancel any of the material insurance policies applicable to any Purchased Assets or the Business or fail to pay the premiums on the material insurance policies applicable to any Purchased Assets or the Business such that such failure causes a cancellation of such policy, other than in the ordinary course of business, consistent with past practice, or fail to use commercially reasonable efforts to maintain in the ordinary course the material insurance policies applicable to any Purchased Assets or the Business;

(xviii) (A) materially modify or amend or exercise any right to renew any Business Lease, or waive any term or condition thereof or grant any consents thereunder, (B) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any Business Leased Real Property, or any interest therein or part thereof (other than any Permitted Liens) or (C) make any material changes in the construction or condition of any such property, in the case of each of clauses (A) through (C) with respect to a Business Lease other than a Transferred Lease, other than in the ordinary course of business consistent with past practice;

(xix) voluntarily terminate, materially modify or waive in any material respect any material right under any material Business Permit;

(xx) (i) change in any material respect the working capital, billing or revenue recognition policies, practices or procedures of the Business (including any policies, practices or procedures with respect to the payment of accounts payable, billing of customers or the collection of accounts receivables), other than (except in the case of billing or revenue recognition) in the ordinary course of business consistent with past practice, (ii) offer any customer of the Business any material credit or refund (or otherwise agree or commit to do so), (iii) defer or attempt to defer revenue of the Business in any material respect, other than in the ordinary course of business consistent with past practice, or (iv) accelerate or otherwise change the timing of billing customers of the Business in any material respect; or

(xxi) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

5.3 Confidentiality.

(a) The Parties acknowledge that the information being provided to it in connection with the Transactions and the other transactions contemplated hereby is subject to the terms of that certain non-disclosure agreement between Purchaser and Seller, dated as of May 28, 2019 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing; provided that actions taken by the Parties to the extent necessary in order to comply with their respective obligations under Section 5.1 hereunder shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement. Effective upon, and only upon, the Closing, the confidentiality obligations of Purchaser under the Confidentiality Agreement shall terminate with respect to information to the extent related to the Business, the Purchased Assets or the Assumed Liabilities and such information relating to the Business, the Purchased Assets and the Assumed Liabilities shall automatically become Evaluation Material (as defined in the Confidentiality Agreement) of Purchaser and subject to the confidentiality obligations of Seller under the Confidentiality Agreement; provided that Purchaser acknowledges that its other obligations thereunder shall continue to remain subject to the terms and conditions of the Confidentiality Agreement.

(b) For five (5) years after the Closing, unless Purchaser has otherwise consented in writing, Seller shall, and shall cause its Subsidiaries to, retain in confidence any information to the extent related to the Business, the Purchased Assets or the Assumed Liabilities and shall not disclose such confidential information to any other Person; provided that the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 5.3(b); (ii) is required to be disclosed by applicable Law or to a Governmental Entity or otherwise required or requested in connection with compliance with applicable Law or judgment; or (iii) that Seller or any of its Subsidiaries receives after the Closing from a source other than Purchaser or its Subsidiaries or Representatives; provided that such source is not known (after reasonable inquiry) by Seller or any of its Subsidiaries to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Purchaser or its Subsidiaries (or Seller or any of its Subsidiaries prior to Closing) with respect to such information. The foregoing shall not (i) prohibit Seller or its Subsidiaries from disclosing such confidential information for the purpose of complying with the terms of, or performing under, any of the Transaction Documents or (ii) limit any of the rights granted to Seller or its Subsidiaries under the Transaction Documents. Furthermore, the provisions of this Section 5.3(b) will not prohibit any retention of copies of records or any disclosure as may be, and only to the extent, necessary to comply with applicable Law or in connection with the preparation and filing of financial statements with a Governmental Entity (including the SEC) or Tax Returns of Seller or its controlled affiliates or in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

(c) For five (5) years after the Closing, unless Seller has otherwise consented in writing, Purchaser shall, and shall cause its Subsidiaries to, retain in confidence any information to the extent related to the Retained Business, the Excluded Assets or the Retained Liabilities and shall not disclose such confidential information to any other Person; provided that the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 5.3(c); (ii) is required to be disclosed by applicable Law or to a Governmental Entity or otherwise required or requested in connection with compliance with applicable Law or judgment; or (iii) that Purchaser or any of its Subsidiaries receives after the Closing from a source other than Seller or its Subsidiaries or Representatives; provided that such source is not known (after reasonable inquiry) by Purchaser or any of its Subsidiaries to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Seller or its Subsidiaries with respect to such information. The foregoing shall not (i) prohibit Purchaser or its Subsidiaries from disclosing such confidential information for the purpose of complying with the terms of, or performing under, any of the Transaction Documents or (ii) limit any of the rights granted to Purchaser or its Subsidiaries under the Transaction Documents. Furthermore, the provisions of this Section 5.3(c) will not prohibit any retention of copies of records or any disclosure as may be, and only to the extent, necessary to comply with applicable Law or in connection with the preparation and filing of financial statements with a Governmental Entity (including the SEC) or Tax Returns of Purchaser or its affiliates or in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

5.4 Access; Confidentiality; Integration Planning.

(a) From the date hereof until the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, to the extent permitted by applicable Law, Seller shall, and shall cause each of its Subsidiaries to, afford to Purchaser and its Representatives (including its Financing Parties) reasonable access during normal business hours and upon reasonable advance notice, to Seller’s and its Subsidiaries’ offices, properties, Contracts, personnel, books and records (in all cases to the extent related to the Business, the Purchased Assets or the Assumed Liabilities) and, during such period, Seller shall, and shall cause each of its Subsidiaries to, furnish as promptly as reasonably practicable to Purchaser and its Representatives all information (financial or otherwise) concerning the Business, the Purchased Assets, the Assumed Liabilities or the Business Employees as Purchaser may reasonably request (including information for purposes of transition and integration planning or planning for possible divestitures of any Purchased Assets or Assumed Liabilities following the Closing). In the event Purchaser desires to divest any Purchased Assets or Assumed Liabilities following the Closing, Purchaser shall be permitted to provide, with prior written notice to Seller, information about such assets or liabilities to potential purchasers thereof (and their representatives) so long as (x) such potential purchasers are subject to a customary non-disclosure agreement with Purchaser (in form and substance reasonably satisfactory to Seller), (y) Purchaser is directly responsible to Seller for any breaches of such non-disclosure agreement and Seller shall be an express third-party beneficiary of such non-disclosure agreement in order to enforce such potential purchaser’s obligations thereunder and (z) promptly following the valid termination of this Agreement (and in any event within twenty four (24) hours), Purchaser shall request in writing that each such potential purchaser promptly destroy or return to Seller all nonpublic information of Seller furnished pursuant to such non-disclosure agreement. Notwithstanding the foregoing, Seller shall not be required by this Section 5.4(a) to provide Purchaser or its Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided, however, that Seller shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which would violate applicable Law (provided, however, that Seller shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that Seller shall use its reasonable best efforts to allow for such disclosure to the maximum extent that does not result in a loss of such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to counsel for Purchaser to the extent reasonably required for the purpose of obtaining required approvals or consents, or making filings or providing notices, subject to prior execution of a common interest or joint defense agreement in customary form. Each Party will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of Seller and its Subsidiaries that may result from the requests for access, data and information hereunder. Any access to any properties or facilities of Seller or any of its Subsidiaries shall be subject to Seller’s reasonable security measures and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II assessments. Prior to the Closing and for a period of one (1) month following the Closing, if Purchaser notifies Seller that it believes that one or more Patents may have been a Transferred Patent based on the application of the criteria on Annex 3.10(a), but was not included in the list of Transferred Patents (unless otherwise expressly agreed by the Parties prior to the date hereof), Purchaser and Seller shall reasonably cooperate to review the application of such criteria with respect to such Patent and such Patent shall be deemed to be included in the list of Transferred Patents for all purposes of this Agreement if such criteria so requires.

(b) Each of the Parties will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 5.4, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement and Section 5.3, except to the extent set forth herein and therein.

(c) Promptly following the date hereof, Purchaser and Seller shall establish a transition and integration planning team (the “Integration Committee”), composed of (i) the Chief Executive Officer and/or Chief Financial Officer of Purchaser, (ii) one or two other senior executives of Purchaser designated by the Chief Executive Officer of Purchaser, (iii) the Chief Executive Officer and/or Chief Financial Officer of Seller and (iv) one or two other senior executives of Seller designated by the Chief Executive Officer of Seller. The chair of the Integration Committee will be the Chief Executive Officer of Purchaser or such other Person as designated by the Chief Executive Officer of Purchaser. Subject to applicable Law, the Integration Committee shall, as promptly as practicable following the date hereof, discuss and plan for transition and integration concerning the combination of the operations of the Business, the Purchased Assets and Purchaser’s businesses after the Closing (including with respect to Information Technology transition and migration) and shall meet from time to time, as reasonably requested by the Chief Executive Officer of the Purchaser. Subject to applicable Law, Purchaser and Seller shall cooperate and use reasonable best efforts to take all actions as may be necessary or advisable to carry out the integration plan as promptly as reasonably practicable. The Parties acknowledge that in no event shall the implementation of the integration plan (or the readiness in respect thereof) affect the timing of, or be a condition to, the Closing (other than the condition set forth in Section 7.2(b)).

(d) For a period of up to five (5) years following the Closing (or seven (7) years following the Closing in the case of clause (iii) below or twelve (12) months following the Closing in the case of clause (v) below), Purchaser shall afford Seller and its Representatives reasonable access, during normal business hours, upon reasonable notice, consistent with applicable Law, to the properties, Business Books and Records and employees of Purchaser (which employees must be designated in advance by Purchaser) and its Subsidiaries, in each case to the extent related to the Purchased Assets and the Assumed Liabilities as Seller may reasonably need and solely for the purpose of (i) complying with reporting, disclosure, filing or other requirements imposed on Seller and its Subsidiaries (including under applicable securities Laws) by any Governmental Entity, (ii) use in preparation for or during any judicial, regulatory, administrative, investigative or other Proceeding, or in order to satisfy bona fide Tax, audit, accounting, regulatory, litigation or other similar requirements or to discharge Retained Liabilities (in each case other than with respect to any Proceeding or potential Proceeding in which Purchaser and Seller, or their respective Subsidiaries, are or reasonably could be adversarial parties to each other), (iii) filing of any Tax Return, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Proceeding in respect of Taxes, (iv) complying with its obligations under this Agreement or the other Transaction Documents or (v) any other reasonable business purpose requiring access to any such employees and Business Books and Records in connection with the consummation of the Transactions and the transition of the Business and the Retained Business resulting therefrom. Notwithstanding the foregoing, Purchaser shall not be required by this Section 5.4(d) to provide Seller or its Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party (provided, however, that Purchaser shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which would violate applicable Law (provided, however, that Purchaser shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that Purchaser shall use its reasonable best efforts to allow for such disclosure to the maximum extent that does not result in a loss of such attorney-client, attorney work product or other legal privilege). Each Party will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of Purchaser and its Subsidiaries that may result from the requests for access, data and information hereunder. Any access to any properties or facilities of Purchaser or any of its Subsidiaries shall be subject to Purchaser’s reasonable security measures. Seller shall reimburse Purchaser for its reasonable out-of-pocket costs and expenses in performing its obligations under this Section 5.4(d).

(e) Without limiting the generality of the foregoing, Seller shall use reasonable best efforts to provide Purchaser, as promptly as practicable following the date hereof (and in any case at least forty-five (45) days prior to the Asset Selection Cut-Off Time) a listing and a description of any assets, rights or services (other than de minimis assets or services) that are primarily related to or primarily used or held for use in the Business.

(f) Without limiting the generality of the foregoing, Seller and Purchaser shall cooperate in good faith and use their reasonable best efforts to prepare their respective information technology systems for and assist with the transition of information related to the Business to Purchaser’s information technology systems so that such information may be reasonably usable under Purchaser’s information technology systems following the Closing, taking into account the Transaction Documents and all of the assets and services to be provided, acquired, leased or licensed under the Transaction Documents; provided that the transition of such information to Purchaser’s information technology systems is not a condition to the Closing and if such transition has not occurred as of the Closing, the Parties shall continue to cooperate in good faith to complete the transition of such information as promptly as reasonably practicable after the Closing.

(g) For a period of up to five (5) years following the Closing (or seven (7) years following the Closing in the case of clause (iii) below and twelve (12) months following the Closing in the case of clause (v) below), Seller shall afford Purchaser and its Representatives reasonable access, during normal business hours, upon reasonable notice, consistent with applicable Law, to the properties, books and records and employees of Seller (which employees must be designated in advance by Seller) and its Subsidiaries, in each case to the extent related to the Excluded Assets and the Retained Liabilities as Purchaser may reasonably need and solely for the purpose of (i) complying with reporting, disclosure, filing or other requirements imposed on Purchaser and its Subsidiaries (including under applicable securities Laws) by any Governmental Entity, (ii) use in preparation for or during any judicial, regulatory, administrative, investigative or other Proceeding (other than any Proceeding in which Purchaser and Seller, or their respective Subsidiaries, are adversarial parties to each other), or in order to satisfy bona fide

Tax, audit, accounting, regulatory, litigation or other similar requirements or to discharge Assumed Liabilities (in each case other than with respect to any Proceeding or potential Proceeding in which Purchaser and Seller, or their respective Subsidiaries, are or reasonably could be adversarial parties), (iii) filing of any Tax Return, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Proceeding in respect of Taxes, (iv) complying with its obligations under this Agreement or the other Transaction Documents or (v) any other reasonable business purpose requiring access to any such employees, books and records to the extent related to the Excluded Assets and the retained Liabilities in connection with the consummation of the Transactions and the transition of the Business and the Retained Business resulting therefrom. Notwithstanding the foregoing, Seller shall not be required by this Section 5.4(g) to provide Purchaser or its Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party (provided, however, that Seller shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which would violate applicable Law (provided, however, that Seller shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that Seller shall use its reasonable best efforts to allow for such disclosure to the maximum extent that does not result in a loss of such attorney-client, attorney work product or other legal privilege). Each Party will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of Purchaser and its Subsidiaries that may result from the requests for access, data and information hereunder. Any access to any properties or facilities of Seller or any of its Subsidiaries shall be subject to Seller’s reasonable security measures. Purchaser shall reimburse Seller for its reasonable out-of-pocket costs and expenses in performing its obligations under this Section 5.4(g).

5.5 Publicity. So long as this Agreement is in effect, neither Seller nor Purchaser, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Transactions or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Parties shall not be required by this Section 5.5 to provide any such review or comment to the other Party to the extent that such release, announcement or disclosure relates to any dispute between the Parties relating to this Agreement; provided, further, that each Party and its respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Purchaser or Seller in compliance with this Section 5.5.

5.6 Employee Matters.

(a) Employee and Benefit Plan Liabilities. To the extent any Benefit Plans or any Liabilities for the period prior to the Closing Date under any Benefit Plans transfer to Purchaser or its affiliates under applicable Law (including the Transfer Regulations), Seller shall, or shall cause its applicable affiliate to, transfer any funds or assets (using a commercially reasonable valuation thereof, but in no event greater than the value of such Liabilities that transfer) to Purchaser or its affiliate to cover (i) any compensation and Benefit Plan Liabilities that arose prior to the Closing and that transferred to Purchaser or one of its affiliates pursuant to applicable Law (including without limitation the Transfer Regulations) and (ii) any Liabilities relating to current or former employees of Seller or any of its Subsidiaries, other than Transferred Business Employees that transfer to Purchaser or one of its affiliates pursuant to applicable Law (including without limitation the Transfer Regulations); provided that any Liabilities arising after the Closing as a result of Purchaser or its Subsidiaries or the applicable PEO providing credit for service pursuant to Section 5.6(j) shall not be treated as a Liability for purposes of this Section 5.6(a) (it being understood that any accrued benefits (e.g., benefits under a termination indemnity or gratuity plan) that were accrued under Benefit Plans as of the Closing that transfer to Purchaser or its affiliates under applicable Law as of the Closing shall be treated as a Liability for purposes of this Section 5.6(a)). From and after the Closing, the Transferred Business Employees shall cease to be active participants in the Benefit Plans.

(b) Communications to Business Employees and Business Service Providers. From and after the date of this Agreement until the Closing Date, Purchaser and Seller shall cooperate in good faith regarding any written or oral communications by Purchaser or Seller to any Business Employees or Business Service Providers (other than offer letters contemplated by Section 5.6(f)), whether relating to employee benefits, post-Closing terms of employment or otherwise relating to the Transactions. As soon as reasonably practicable following the date on which the offers of employment contemplated by Section 5.6(f) are made, Purchaser shall provide Seller with a schedule of the Offer Employees indicating the date on which each offer was made and a summary of the following terms set forth in each offer: (i) base salary or wage rate, (ii) total annual compensation opportunity (identifying the base salary or wage rate, target annual bonus opportunity and annual equity compensation opportunity measured based on the grant date value of such award, and with the grant date value determined by Purchaser on a basis consistent with how Purchaser determines grant date value for equity awards granted to similarly situated employees of Purchaser), (iii) work location, (iv) severance benefits and (v) any references in such offer to the Offer Employee’s participation in Purchaser’s employee benefits plans (in the case of each of clauses (i) through (iv), with sufficient detail to permit Seller to reasonably determine whether such offers were Compliant Offers). Purchaser shall notify Seller regarding acceptances and rejections of such offers of employment as soon as reasonably practicable.

(c) Service Provider List. From and after the date of this Agreement until the Closing Date, Seller shall deliver to Purchaser, on a periodic basis as reasonably requested by Purchaser, an updated Service Provider List including the information described in Section 3.7(j) (including the information that will be included in the updated Service Provider List to be provided as soon as practicable following the date hereof), with the final Service Provider List being delivered to Purchaser no later than thirty (30) days prior to the Closing, in each case reflecting any resignations from employment and employees who are hired or terminated or transferred into the Business solely to the extent permitted by Section 5.2(b)(iii).

(d) Offer Employees. Pursuant to Section 5.6(e) and Section 5.6(f), Purchaser may continue or accept the employment of or make offers of employment to (i) each Pre-Selected Employee selected by Purchaser in its sole discretion and (ii) each other Business Employee (other than a Pre-Selected Employee) selected by Purchaser in its sole discretion (each individual described in clauses (i) and (ii), an “Offer Employee”); provided that the sum of (x) the Pre-Selected Employees and (y) the Offer Employees who are not Pre-Selected Employees shall be at least the number of Business Employees set forth on Section 5.6(d) of the Seller Disclosure Letter (the “Section 5.6(d) Threshold”). If Purchaser or its applicable affiliate makes a Compliant Offer to any Business Employee, such Business Employee shall be counted for purposes of determining whether Purchaser satisfies the Section 5.6(d) Threshold, irrespective of whether such individual actually commences employment with Purchaser or one of its affiliates (it being understood that any Business Employee who receives a Compliant Offer who rejects such offer of employment, refuses to transfer employment to Purchaser, dies, becomes disabled, or is terminated by Seller for any reason prior to the Closing, shall be counted as an Offer Employee for purposes of determining whether Purchaser satisfies the Section 5.6(d) Threshold. In addition, each Section 5.6(k)(iii) Pre-Selected Employee shall be counted for purposes of determining whether Purchaser satisfies the Section 5.6(d) Threshold. For the avoidance of doubt, Purchaser and its affiliates shall have no obligation to make an offer of employment to or continue the employment of any Business Employee other than any Offer Employee, and nothing herein shall be construed as a representation or guarantee by Seller that any Offer Employee will accept the offers of employment, or offers to continue or accept employment, with Purchaser.

(e) TUD Employees. With respect to each Business Employee who is employed in a jurisdiction in which the Transfer Regulations have been implemented (a “TUD Employee”), unless otherwise mutually agreed in writing between Seller and Purchaser following the date hereof that any TUD Employee should receive an offer of employment pursuant to Section 5.6(f) or that the employment of any such TUD Employee shall not automatically transfer to Purchaser or one of its Subsidiaries by operation of the Transfer Regulations, Seller and Purchaser accept and agree that the transactions contemplated by this Agreement constitute a relevant transfer for purposes of the Transfer Regulations and to apply the Transfer Regulations in all of its provisions, and accept and agree that the terms and conditions of employment of each such TUD Employee will transfer to Purchaser or one of its Subsidiaries (or the applicable PEO) effective as of the Closing as if such terms and conditions were originally made or agreed between Purchaser and the applicable TUD Employee. Seller shall comply, and shall cause its Subsidiaries to comply, with its or their obligations under Transfer Regulations, including to provide employee Liability information to Purchaser. Purchaser shall comply, and shall cause its Subsidiaries to comply, with its or their obligations under the Transfer Regulations, including, solely to the extent measures information is known by Purchaser at the time it is initially requested or becomes known by Purchaser before the Closing, to provide such measures information to Seller. Seller shall inform and, to the extent necessary, consult with any appropriate representatives of the TUD Employees (and/or the TUD Employees directly) to the extent required by the Transfer Regulations or other applicable Law, and Purchaser shall cooperate in such information and consultation to the extent required by the Transfer Regulations and other applicable Law.

(f) Offers of Employment. Purchaser shall, or shall cause one of its affiliates (or, in Purchaser’s discretion, a temporary agency or manpower agency retained by Purchaser or one of its affiliates to provide services to the Business (any such temporary agency or manpower agency so chosen by Purchaser, the applicable “PEO”)) to, no later than ten (10) business days prior to the Closing (or such earlier date to the extent required by applicable Law), make offers of employment to all the Offer Employees (other than TUD Employees whose employment transfers to Purchaser or any of its Subsidiaries or the applicable PEO pursuant to Section 5.6(e)), in each case, (i) with terms and conditions regarding compensation and employee benefits that meet the standards set forth in Section 5.6(i) and (ii) effective subject to and upon the occurrence of the Closing. Purchaser’s, or its affiliates’, offer of employment to each Offer Employee shall be subject to and conditioned upon such Offer Employee’s satisfaction of Purchaser’s ordinary course hiring criteria imposed on similarly situated employees of Purchaser, including background checks.

(g) Cooperation in Transfer of Employment. Seller and Purchaser shall cooperate in good faith to encourage each Offer Employee to accept Purchaser’s or its affiliate’s or the applicable PEO’s Compliant Offer; provided that neither Seller nor Purchaser shall be required to pay any additional compensation to such Offer Employees. Except as required by (i) applicable Law, (ii) any applicable Collective Bargaining Agreement, (iii) Section 5.6(k)(i) of the Seller Disclosure Letter or any applicable Benefit Plan set forth thereon or (iv) any individual severance contract or arrangement with such Offer Employee in accordance with its terms as of the date hereof, Seller will not pay any severance or similar benefits to any Offer Employee who, after receiving a Compliant Offer, rejects Purchaser’s offer of employment or refuses to transfer employment to Purchaser.

(h) Transferred Business Employees. Each Offer Employee whose employment transfers to Purchaser or any of its affiliates or the applicable PEO pursuant to Section 5.6(e), each other Offer Employee who accepts Purchaser’s or its affiliate’s or the applicable PEO’s offer of employment pursuant to Section 5.6(f) and each Offer Employee who accepts an offer of employment from Purchaser or its affiliate or the applicable PEO in accordance with Section 5.6(n), shall be referred to herein as a “Transferred Business Employee.”

(i) Terms and Conditions of Employment. Effective as of the Closing and for a period of twelve (12) months thereafter (the “Benefit Continuation Period”), Purchaser shall provide (including in the case of any Transferred Business Employee whose employment transfers to or who accepts an offer of employment from the applicable PEO), or shall cause its applicable Subsidiary to provide, to each Transferred Business Employee, (i) a base salary or wage rate that is no less favorable than the base salary or wage rate as in effect for such Transferred Business Employee immediately prior to the Closing, (ii) total annual compensation (taking into account base salary or wage rate, target annual bonus opportunity and annual equity compensation opportunity (with the annual equity compensation opportunity measured based on the grant date value of such awards, with the grant date value determined by Purchaser on a basis consistent with how Purchaser determines grant date value for equity awards granted to similarly situated employees of Purchaser) that is no less favorable, in the aggregate, than as in effect for such Transferred Business Employee immediately prior to the Closing, (iii) employee benefits (excluding severance, base salary, wage rate, target bonus opportunity and equity compensation) that are no less favorable, in the aggregate, than as in effect for similarly situated employees of

Purchaser, (iv) severance benefits that are no less favorable than the severance benefits as set forth on Section 5.6(i) of the Seller Disclosure Letter and (v) a work location that is within fifty (50) miles of such Transferred Business Employee’s work location immediately prior to the Closing. With respect to each Offer Employee, an offer of employment or offer to continue employment by or on behalf of Purchaser with all of the foregoing terms set forth in this Section (i), which, with respect to Offer Employees who receive offers of employment pursuant to Section 5.6(f) (i.e., other than TUD Employees whose employment transfers to Purchaser or any of its Subsidiaries or the applicable PEO pursuant to Section 5.6(e)), is made on a timely basis pursuant to 5.6(f), is referred to herein as a “Compliant Offer”.

(j) Service Crediting. For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Subsidiaries and its affiliates or the applicable PEO providing benefits to any Transferred Business Employees after the Closing (the “New Plans”), each Transferred Business Employee shall, subject to applicable Law and applicable tax qualification requirements, be credited with his or her years of service with Seller and its controlled affiliates and their respective predecessors before the Closing (including, for avoidance of doubt, any service credit provided by Seller or its controlled affiliates to such Transferred Business Employee in connection with acquisitions occurring prior to the Closing); provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Transferred Business Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as the Benefit Plan in which such Transferred Business Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Transferred Business Employee, Purchaser or its applicable Subsidiary shall use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Transferred Business Employee and his or her covered dependents and (B) Purchaser and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Transferred Business Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(k) Severance.

(i) Except as provided in Section 5.6(k)(iii), Seller shall be solely responsible for any severance benefits payable under applicable Law, Collective Bargaining Agreement or under Seller’s severance policies set forth on Section 5.6(k)(i) of the Seller Disclosure Letter to any Business Employee who does not transfer employment to Purchaser or its Subsidiaries or the applicable PEO for any reason.

(ii) Seller shall reimburse Purchaser for any severance benefits payable by Purchaser and its affiliates under applicable Law, Collective Bargaining Agreement or under Seller’s severance policies set forth on Section 5.6(k)(ii) of the Seller Disclosure Letter to any Business Employee (other than an Offer Employee) who transfers employment to Purchaser or one of its affiliates or the applicable PEO by operation of any Transfer Regulations or other applicable Laws and whose employment is terminated by Purchaser or its affiliate within ninety (90) days following the Closing Date (it being understood that, if applicable Law or any Benefit Plan or contract with the employee requires notice, such Business Employee’s employment shall be deemed terminated within ninety (90) days following the Closing Date if such individual receives notice of termination within ninety (90) days following the Closing Date and terminates employment on the earliest possible date permitted by such notice requirement).

(iii) Purchaser will reimburse Seller for any severance benefits payable by Seller and its affiliates under applicable Law or under Seller’s severance policies set forth on Section 5.6(k)(iii) of the Seller Disclosure Letter arising from (x) Purchaser’s or its affiliate’s failure to make an offer of employment to, or accept or continue the employment of, any Pre-Selected Employee (whether or not such Pre-Selected Employee is an Offer Employee, and including as a result of a Pre-Selected Employee who accepts Purchaser’s offer of employment but who fails to satisfy Purchaser’s ordinary course hiring criteria), (y) from Purchaser’s failure to make an offer of employment to any Pre-Selected Employee (whether or not such Pre-Selected Employee is an Offer Employee) that complies with Section 5.6(f) (each of the Pre-Selected Employees covered by clause (x) or clause (y), a “Section 5.6(k)(iii) Pre-Selected Employee”) or (z) Purchaser’s election to cause the applicable PEO to make an offer of employment to any Offer Employee as contemplated by Section 5.6(f), if as a result thereof any Pre-Selected Employee who but-for such election would have transferred employment to Purchaser or one of its Subsidiaries pursuant Section 5.6(e) does not transfer employment to Purchaser or its Subsidiaries or affiliates or the applicable PEO; provided that, with respect to each of clauses (x), (y) and (z), Seller or its affiliate must terminate the employment of such individual within ninety (90) days following the Closing Date to be eligible for reimbursement (it being understood that a termination of employment shall be deemed to have occurred within ninety (90) days following the Closing Date (A) if applicable Law or any Benefit Plan or contract with the employee requires notice, and such Pre-Selected Employee receives notice of termination within ninety (90) days following the Closing Date and terminates employment on the earliest possible date permitted by such notice requirement and (B) if such Pre-Selected Employee is retained by Seller and its affiliates to provide services to Purchaser under the Transition Services Agreement and is terminated within ninety (90) days following the end of the applicable transition period (or such longer notice period required by applicable Law or contract with the employee)).

(iv) If any Transferred Business Employee is entitled to receive severance or similar payments under applicable Law or any applicable Collective Bargaining Agreement upon the termination of his or her employment with Seller (irrespective of his or her continued employment with Purchaser or one of its affiliates or the applicable PEO), Purchaser and Seller shall, and Purchaser shall use its reasonable best efforts to cause the applicable PEO to, cooperate in good faith to minimize the amount of any severance payable (including as contemplated by Section 5.6(k)(iv) of the Seller Disclosure Letter).

(l) Accrued Vacation, Sick Leave and Personal Time. Solely to the extent required by applicable Law, Seller shall pay each Transferred Business Employee all accrued but unused vacation, sick leave, personal time and paid time-off for periods prior to the Closing Date as soon as administratively practicable following the Closing Date or as otherwise required by applicable Law. To the extent that applicable Law does not require Seller to pay any accrued but unused vacation, sick leave and personal time to any Transferred Business Employee in accordance with this Section 5.6(l), Purchaser shall recognize and assume all Liabilities with respect to such Transferred Business Employee’s accrued but unused vacation, sick leave and personal time to the extent that such Liabilities are reflected in the final Service Provider List.

(m) COBRA. Purchaser shall indemnify and hold harmless Seller and its affiliates with respect to any Liability under COBRA or similar applicable Laws in the United States arising from the actions (or inactions) of Purchaser or its Subsidiaries relating to Transferred Business Employees on or after the Closing Date. Seller shall retain, indemnify and hold harmless Purchaser and its affiliates for all Liabilities, including with respect to any “qualifying event” (as defined under COBRA) of any Business Employee occurring before the Closing Date, and Liabilities under similar applicable Laws incurred prior to the Closing Date.

(n) Inactive Employees. With respect to any Offer Employee (other than a TUD Employee or a Section 5.6(k)(iii) Pre-Selected Employee described in clause (x) of Section 5.6(k)(iii)) who is receiving short- or long-term disability benefits as of the Closing Date (each, an “Inactive Employee”), Purchaser or its applicable affiliate shall make each such Inactive Employee an offer pursuant to Section 5.6(f), which, notwithstanding Section 5.6(f), shall be effective upon the date on which such Inactive Employee is able to return to work; provided that if such Inactive Employee is not able to return to work prior to the six (6)-month anniversary of the Closing Date, Purchaser and its affiliates shall have no obligation to employ such Inactive Employee. For clarity, notwithstanding any provision of this Agreement to the contrary, Purchaser and its affiliates shall not assume any Liabilities with respect to any Inactive Employee until and unless such Inactive Employee becomes a Transferred Business Employee.

(o) Defined Contribution Plans. Effective as of the Closing, Purchaser shall establish eligibility for participation by the Transferred Business Employees in Purchaser’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Purchaser Defined Contribution Plan”) for the benefit of each Transferred Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Subsidiaries (collectively, the “Seller Defined Contribution Plans”). As soon as practicable after the Closing Date, the Seller Defined Contribution Plans shall, to the extent permitted by applicable Law, make distributions available to the applicable Transferred Business Employees, and the Purchaser Defined Contribution Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by such Transferred Business Employees.

(p) Collective Bargaining Agreements. Purchaser and Seller shall, and shall cause their affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group, or Governmental Entity where so required under applicable Law, including the Transfer Regulations. Purchaser shall indemnify the Seller for any Liabilities incurred by Seller with respect to Purchaser’s noncompliance with the foregoing obligations and Seller shall indemnify Purchaser for any Liabilities incurred by Purchaser or its Subsidiaries with respect to Seller’s noncompliance with the foregoing obligations, in each case, except to the extent such noncompliance occurs as a result of applicable Law.

(q) Work Permits. If any Offer Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Purchaser or its affiliates, Purchaser shall, and shall cause its affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing. Notwithstanding the foregoing, to the extent permitted by applicable Law, if an applicable work permit for an Offer Employee is not in place with Purchaser or its affiliate as of the Closing, such Offer Employee shall be treated as an Inactive Employee hereunder in accordance with Section 5.6(n). Notwithstanding anything to the contrary in Section 5.6(n), with respect to any Offer Employee whose transfer of employment is delayed pursuant to this Section 5.6(q), (i) Purchaser shall, and shall cause its affiliates to, continue to use their commercially reasonable efforts to obtain the applicable work permit, (ii) Seller shall, and shall cause its affiliates to, continue to employ such Offer Employee and make available the services of such Offer Employee to Purchaser or one of its affiliates until the applicable work permit is secured and Purchaser employs such Offer Employee, so long as Purchaser agrees to reimburse Seller or its applicable affiliate for the cost of such Offer Employee’s compensation and benefits (including employer-paid Taxes and social charges) during such interim period, and (iii) Purchaser shall, or shall cause its affiliate to, employ such Offer Employee as of the date such Offer Employee is legally permitted to commence employment with Purchaser or its affiliate, whether or not such date occurs by the six (6)-month anniversary of the Closing.

(r) Delayed Transfer Employees.

(i) With respect to any Delayed Transfer Employee and subject to compliance with applicable Law, Seller shall use commercially reasonable efforts (A) to make such Delayed Transfer Employee available to Purchaser to provide services to the Business between the Closing Date and the Delayed Transfer Date and (B) manage such Delayed Transfer Employee in the ordinary course of business consistent with past practice, subject to the instructions of the Purchaser and its affiliates to the extent such instructions relate to the Business or the Purchased Assets and do not require any action to be taken in violation of applicable Law. With respect to any Delayed Transfer Employee, if Seller complies with the immediately preceding sentence, Purchaser agrees to reimburse Seller or its applicable affiliate for the cost of such Delayed Transfer Employee’s compensation and benefits (including employer-paid Taxes and social charges) during the period commencing on the Closing Date and ending on the Delayed Transfer Date.

(ii) References in this Agreement to the “Closing” or the “Closing Date” as they relate to such Delayed Transfer Employees (including such references with respect to the assumption of assets and Liabilities in respect of such Delayed Transfer Employee in accordance with Section 2.4, Section 2.5, Section 2.6, and Section 2.7) shall be deemed to refer to the Delayed Transfer Date.

(iii) With respect to any Delayed Transfer Employee (A) during the period beginning at the Closing (determined without regard to the preceding provisions of this sentence) and ending on the applicable date of the Delayed Transfer Closing, the restrictions set forth in Sections 5.2(b)(ii) and 5.2(b)(iii) shall continue to apply, (B) the Benefit Continuation Period shall end on the first anniversary of the Closing Date irrespective of the date of the Delayed Transfer Closing, and (C) such employee shall in no event commence employment with Purchaser or one of its affiliates until the date of the applicable Delayed Transfer Closing.

(s) Access to Business Service Providers and Business Employees. During the period prior to the Closing Date, Seller shall, or shall cause its affiliates to, use commercially reasonable efforts to make Business Service Providers and Business Employees available to Purchaser and its affiliates for the purpose of informational interviews as reasonably requested by Purchaser. Solely if requested by Purchaser, Seller shall provide to Purchaser contact information for Business Service Providers and reasonably cooperate in identifying and transferring any Business Service Providers selected by Purchaser in its discretion to Purchaser or one of its affiliates. Notwithstanding anything to the contrary in this Section 5.6(s), neither Seller nor any of its affiliates shall be required to disclose any such information: (i) if doing so would violate any written obligation of confidentiality to which it or any of its affiliates is subject or, upon the advice of counsel, would jeopardize attorney-client privilege or contravene any Laws or (ii) if Seller reasonably determines in good faith that such information is competitively sensitive; provided that, in the case of clauses (i) and (ii), Seller shall use its reasonable best efforts to obtain any required consents or take such other action to permit such access or disclosure.

(t) Section 280G. Seller and Purchaser shall discuss in good faith the impact of Section 280G and 4999 of the Code with respect to the Transactions and shall discuss with each other in good faith their respective calculations and positions with respect to the same.

(u) No Third-Party Beneficiaries. Nothing in this Agreement shall confer upon any Transferred Business Employee any right to continue in the employ or service of Purchaser or any affiliate of Purchaser, or shall interfere with or restrict in any way the rights of Purchaser or any affiliate of Purchaser, which rights are hereby expressly reserved, to discharge or terminate the services of any Transferred Business Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Purchaser or any of its affiliates or Seller or any of its affiliates and the Transferred Business Employee or any severance, benefit or other applicable plan or program covering such Transferred Business Employee, or any Collective Bargaining Agreement or similar labor agreement with any labor organization, work council or trade union covering such Transferred Business Employee. Notwithstanding any other provision in this Agreement to the contrary, nothing in this Section 5.6 shall (i) be deemed or construed to be an amendment or other modification of any Benefit Plan or employee benefit plan of Purchaser or any of its affiliates, and (ii) create any third party rights in any Business Employee, Business Service Provider, current or former employee or other service provider of Seller or its affiliates (or any beneficiaries or dependents thereof).

5.7 Limited Use of Names Following Closing.

(a) Purchaser and its Subsidiaries are not purchasing, acquiring or otherwise obtaining any right, title or interest in Seller Trademarks, and Seller and its Subsidiaries are not retaining any right, title or interest in Transferred Trademarks, except for the right to use such Seller Trademarks or Transferred Trademarks (as applicable) as expressly set forth in this Section 5.7 and except as set forth in the Trademark License Agreement. The Parties hereby agree that the Trademarks subject to the Trademark License Agreement shall not be subject to any of the restrictions or requirements set forth in this Section 5.7.

(b) Except as otherwise provided in this Section 5.7 or in Trademark License Agreement, (i) Purchaser and its affiliates shall cease and discontinue all uses of the Seller Trademarks promptly after the Closing, except to the extent that such use does not require a license under applicable Law; (ii) Seller and its affiliates shall cease and discontinue all uses of the Transferred Trademarks promptly after the Closing, except to the extent that such use does not require a license under applicable Law; and (iii) each Party shall not expressly, or by implication, do business as or represent themselves as the other Party or an affiliate of the other Party.

(c) Except as otherwise provided in this Section 5.7 or in the Trademark License Agreement, as promptly as practicable after the Closing Date, and in no event later than one hundred and eighty (180) days after the Closing, each Party and its affiliates shall use reasonable best efforts to destroy or exhaust all materials bearing the Seller Trademarks (in the case of the Purchaser and its affiliates) or the Transferred Trademarks (in the case of the Seller and its affiliates), including signage, advertising, promotional materials, packaging, inventory, electronic materials, collateral goods, business cards, website content, invoices, receipts, forms, product, training and service literature and materials and other materials (collectively, “Materials”) or shall alter any such Materials so as to remove the Seller Trademarks (in the case of the Purchaser and its affiliates) or the Transferred Trademarks (in the case of the Seller and its affiliates), except to the extent that the use of the Seller Trademarks or Transferred Trademarks (as applicable) on such Materials does not require a license under applicable Law.

(d) Except as otherwise provided in the Trademark License Agreement, Seller hereby grants Purchaser and its Subsidiaries during such one hundred and eighty (180)-day period after the Closing, a limited, non-exclusive, non-transferable, non-assignable, non-sublicensable right to use the Seller Trademarks on such Materials in connection with the Business in substantially the same manner as such Seller Trademarks and Materials were used in connection with the Business immediately prior to the Closing. Except as otherwise provided in this Section 5.7(e), Purchaser hereby grants Seller and its Subsidiaries during such one hundred and eighty (180)-day period after the Closing, a limited, non-exclusive, non-transferable, non-assignable, non-sublicensable right to use the Transferred Trademarks on such Materials in connection with the Retained Business in substantially the same manner as such Trademarks and Materials were used in connection with the Retained Business immediately prior to the Closing.

(e) Notwithstanding anything to the contrary herein, with respect to Seller Trademarks and Transferred Trademarks containing the word SYMANTEC, (i) Seller and its Subsidiaries shall (A) use reasonable best efforts to discontinue their use as contemplated by Section 5.7(b) and Section 5.7(c) as promptly as practicable and in any event within one hundred and eighty (180) days after the Closing and (B) discontinue their use in no event later than twelve (12) months after the Closing and (ii) the licenses granted pursuant to Section 5.7(d) shall continue for the duration set forth therein. In addition, to the extent any such Seller Trademarks are Registered Intellectual Property, Seller shall not, and shall cause its Subsidiaries not to, renew any such registered Trademarks or further prosecute pending applications for such Trademarks.

(f) Purchaser, for itself and its affiliates, agrees that (except as otherwise provided in the Trademark License Agreement) (i) use of the Seller Trademarks during the period authorized by this Section 5.7 shall not be for any materials or services (including new marketing or advertising materials or product, training or service literature) produced, created or developed after the Closing and (ii) the Materials and all services offered in connection therewith shall be of a level of quality equal to or greater than the quality of materials and services with respect to which the Business used the Seller Trademarks immediately prior to the Closing. Seller, for itself and its affiliates, agrees that (i) use of the Transferred Trademarks during the period authorized by this Section 5.7 shall not be for any materials or services (including new marketing or advertising materials or product, training or service literature) produced, created or developed after the Closing and (ii) the Materials and all services offered in connection therewith shall be of a level of quality equal to or greater than the quality of materials and services with respect to which the Retained Business used such Trademarks immediately prior to the Closing.

(g) Any goodwill arising from the use of the Seller Trademarks as described in this Section 5.7 shall inure to the sole benefit of Seller and its affiliates. Any goodwill arising from the use of the Transferred Trademarks as described in this Section 5.7 shall inure to the sole benefit of Purchaser and its affiliates.

5.8 Potential Assumed Liabilities. If, following the date hereof and continuing after the Closing, Seller or any of its Subsidiaries becomes aware of any event that would reasonably be expected to lead to a Proceeding that was not known as of the date hereof and could reasonably be expected to be or result in an Assumed Liability (other than any immaterial Liability) (a “Potential Assumed Liability”), Seller shall, and shall cause its Subsidiaries to, promptly notify Purchaser of the Potential Assumed Liability prior to taking any action relating thereto, including, for the avoidance of doubt, prior to (a) taking any remedial or corrective action to resolve the Potential Assumed Liability, or (b) notifying any Person (including any Governmental Entity) of the Potential Assumed Liability or its underlying facts and circumstances (in the case of this clause (b), solely to the extent permitted by applicable Law). Upon notice of the Potential Assumed Liability, Seller shall afford Purchaser and its affiliates a reasonable opportunity to reasonably investigate the Potential Assumed Liability, and shall promptly provide copies to Purchaser and its affiliates of any relevant documents relating to the Potential Assumed Liability that are reasonably available to Seller or is Subsidiaries or material communications with other Persons (including Governmental Entities) relating to the Potential Assumed Liability. If and until the Parties mutually agree that the Potential Assumed Liability is not an Assumed Liability, Seller shall, and shall cause its Subsidiaries and Representatives to, except to the extent prohibited by Law, (x) not take any action in respect of such Liability, including making any communication with, or reporting the Potential Assumed Liability to, any other Person (including any Governmental Entity) or discussing, negotiating or entering into any settlement, compromise or other resolution in respect of such event, in each case without Purchaser’s prior written consent (such consent shall not be unreasonably withheld, conditioned or delayed), and (y) follow Purchaser or its affiliates’ reasonable instructions with respect to the Potential Assumed Liability. In the event that Seller, acting reasonably, notifies Purchaser of a good faith disagreement with Purchaser’s instructions or any part thereof, the Parties shall in good faith discuss resolving the dispute and if Seller thereafter continues to disagree in good faith with Purchaser’s instruction (or any part thereof), Seller shall not be required to follow such instruction (or part thereof). If in the opinion of Seller’s counsel any Potential Assumed Liability is required to be reported or otherwise disclosed to a Governmental Entity, Seller shall, and shall cause its Subsidiaries and Representatives to, inform Purchaser of such requirement and keep Purchaser reasonably informed of, and consult with Purchaser with respect to, any such communications with a Governmental Entity.

5.9 Insurance.

(a) Except as otherwise provided under this Section 5.9, from and after the Closing, (i) the Purchased Assets and the Assumed Liabilities shall cease to be insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any insurance policies of Seller or its Subsidiaries or by any of their respective self-insurance programs (“Seller Policies”), (ii) Seller and its Subsidiaries shall retain all rights to control such insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any such Seller Policies, notwithstanding whether any such Seller Policies apply to any Purchased Assets or Assumed Liabilities and (iii) neither Purchaser nor its Subsidiaries shall have any access, right, title or interest to or in any such Seller Policies (including to any claims or rights to make (or pursue existing) claims or any rights to proceeds). Notwithstanding the foregoing, with respect to (A) events relating to the Assumed Liabilities or (B) losses or damages related to the Purchased Assets, each of which occurred or existed prior to the Closing and which, in each case, are covered by Seller’s or its Subsidiaries’ occurrence-based third-party liability insurance policies (“Available Insurance Policies”) subject in all cases to the terms and limitations of such policies (“Valid Pre-Closing Claims”), (x) Purchaser may promptly notify Seller of any matter that is reasonably expected to give rise to a claim under any such policy (provided that the failure to promptly notify Seller shall not relieve Seller from its obligations under clause (y)), and (y) Seller shall, and shall cause its Subsidiaries to, (A) make Valid Pre-Closing Claims and use reasonable best efforts to pursue and seek to recover on such claims, and (B) promptly deliver to Purchaser any insurance proceeds received with respect thereto (calculated net of reasonable expenses incurred in procuring such recovery and any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of Seller or its Subsidiaries to the extent as a result of such claims, and taking into account the available coverage under each relevant insurance policy, it being understood that such coverage shall first be available to satisfy other claims of Seller or its Subsidiaries that are pending under such policy at the time the claim for the benefit of Purchaser is made); provided that, unless otherwise deducted from the proceeds received by Purchaser, Purchaser shall pay (or reimburse Seller for), without duplication, any deductibles or retention amounts or other costs in each case to the extent resulting from any claim made by Seller or its Subsidiaries on behalf of any of Purchaser or its Subsidiaries under such policies for Valid Pre-Closing Claims. Following the Closing, if permitted, Seller hereby authorizes Purchaser and its Subsidiaries to notify, make and pursue applicable claims as contemplated by this Section 5.9(a) under the Available Insurance Policies, subject to the payment and reimbursement provisions set forth in the prior sentence. It is understood and agreed that claims for benefits or coverage under Seller Policies for Retained Liabilities or to the extent relating to the Excluded Assets shall not constitute Valid Pre-Closing Claims. Purchaser and Seller shall cooperate in connection with making any Valid Pre-Closing Claims and each Party shall provide the other with all reasonably requested information necessary to make such claim. Seller shall promptly forward to Purchaser any communication from an insurer in respect of such claims and, to the extent applicable, reasonably assist Purchaser’s or its applicable Subsidiary’s communications with an insurer. Notwithstanding anything to the contrary herein, neither Seller nor any of its Subsidiaries shall have any obligation to bring any Proceedings to obtain any insurance coverage for any Valid Pre-Closing Claim.

(b) No member of the Seller Group shall terminate, amend, modify or waive any rights under any Available Insurance Policies in a manner that would reduce in any material respect the insurance coverage for Covered Losses as to which the Business has made, or could in the future make, a claim for coverage pursuant to Section 5.9(a) for Valid Pre-Closing Claims. If Seller or any of its Subsidiaries receives insurance proceeds in connection with any Available Insurance Policies to the extent relating to the Business or any Purchased Asset or Assumed Liability, Seller shall cause such proceeds to be promptly delivered to the Person designated by Purchaser.

5.10 Further Assurances; Misallocated Assets; Misdirected Payments.

(a) From and after the Closing Date, each of the Parties shall, and shall cause their respective affiliates to, promptly execute, acknowledge and deliver any additional documents, instruments or conveyances reasonably requested by a Party at no cost to further perfect or evidence the consummation of, or otherwise implement, the Transactions or the other transactions contemplated by this Agreement or to aid in the preparation of any regulatory filings or financial statements.

(b) Subject to Section 2.10, if, following the Closing, any right, property or asset that would constitute an Excluded Asset is found to have been transferred to Purchaser or its Subsidiaries in error, either directly or indirectly, Purchaser shall transfer, or shall cause its Subsidiaries to transfer, at no cost, such right, property or asset (and any related Liabilities) as soon as practicable to Seller or its designated Subsidiary indicated by Seller in writing. If, following the Closing, any right, property or asset that would constitute a Purchased Asset is found to have been retained by any member of the Seller Group in error, either directly or indirectly, Seller shall transfer, or shall cause the other members of the Seller Group to transfer, at no cost, such right, property or asset (and any related Liabilities) as soon as practicable to Purchaser or its designated Subsidiary, indicated by Purchaser in writing.

(c) After the Closing, if any payments due with respect to the Business or Purchased Assets are paid to any member of the Seller Group (including any payments from any customer under any Business Contracts), Seller shall remit, or shall cause another member of the Seller Group to remit, by wire transfer, such payment to an account indicated by Purchaser in writing promptly after receipt thereof (for the avoidance of doubt, any and all accounts receivable or other Excluded Asset of Seller or its Subsidiaries existing as of the Closing shall not be subject to this Section 5.10(c)). After the Closing, if any payments due with respect to the Retained Business or with respect to an Excluded Asset are paid to Purchaser or any of its Subsidiaries, Purchaser shall remit, or shall cause such Subsidiary to remit, by wire transfer, such payment to an account indicated by Seller in writing promptly after receipt thereof.

(d) If Purchaser discovers an error in the list of Transferred Patents such that a Patent or Patent application that was previously identified by the Parties as being a Transferred Patent is not included in the list of Transferred Patents, Seller shall promptly cause such Patent or Patent application to be included as a Transferred Patent hereunder.

5.11 Litigation and Investigation Support.

(a) For up to five (5) years following the Closing (but with respect to the matters listed in Section 2.7(g) of the Seller Disclosure Letter, until the final resolution thereof), Purchaser and its Subsidiaries, on the one hand, and Seller and its Subsidiaries on the other hand, shall reasonably cooperate with each other (and at the requesting Party’s cost and expense with respect to reasonable out-of-pocket costs and expenses of the other Party and its Subsidiaries) in the defense or settlement of any Liabilities or Proceedings (or any internal corporate investigations or audits) (other than any Proceeding in which Purchaser and Seller, or their respective Subsidiaries, are adversarial parties) involving the Purchased Assets, Assumed Liabilities, Excluded Assets or Retained Liabilities, including by providing the other Party and such other Party’s legal counsel reasonable access to employees (as designated by the Party providing such access), records and documents as such other Party may reasonably request, to the extent maintained or under the possession or control of such Party and its affiliates; provided that either Party may restrict the foregoing access or the provision of such information to the extent that (i) applicable Law requires such Party or any of its affiliates, as applicable, to restrict or prohibit such access or the provision of such information (provided that such Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit disclosure not in violation of such Law); and (ii) providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection (provided that such Party and its affiliates shall enter into such customary joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of such privilege or protection). The requesting Party shall reimburse the other Party for its reasonable out-of-pocket costs and expenses in performing its obligations under this Section 5.11(a). In connection with the foregoing cooperation, the Designated Attorneys shall discuss in good faith ways to allow the Parties to comply with this Section 5.11 in a cost-effective manner. The Parties agree that, with respect to any matters that are the subject of this Section 5.11(a) and Section 6.2, the provisions of Section 6.2 (and not this Section 5.11(a)) shall control.

(b) In furtherance of the foregoing, for up to five (5) years following the Closing (but with respect to the matters listed in Section 2.7(g) of the Seller Disclosure Letter, until the final resolution thereof), Seller and Purchaser shall and shall cause their respective Subsidiaries to use reasonable efforts to make available to each other, upon written reasonable request, their employees (in each case, as the Parties shall reasonably agree), to the extent reasonably necessary for fact finding, consultation and interviews and as witnesses in connection with any Proceeding or investigation in which the requesting Party may from time to time be involved arising from, or relating to, the conduct of the Business or with respect to any Purchased Asset, Excluded Asset, Assumed Liability or Retained Liability, in each case subject to Section 5.11(a). Seller and Purchaser agree to reimburse each other for reasonable out-of-pocket costs and expenses incurred by the other or their respective Subsidiaries in connection with providing individuals and witnesses in connection with the foregoing. In furtherance of the foregoing, each Party shall appoint one or more in-house attorney to act as the main point or points of contact with responsibility for obtaining and providing requested records and witnesses in connection with the foregoing (such attorneys, the “Designated Attorneys”). Each Party, through its Designated Attorneys, will work in good faith in any particular legal matter, including by making all reasonable efforts to expedite any matter for which the status of the legal action so requires. Where substantial document collections are required, Seller and Purchaser shall reasonably cooperate together to jointly instruct an electronic discovery provider (who shall be paid solely by the Party requesting such document collection hereunder) to facilitate the collection information under this Section 5.11(b), subject to appropriate confidentiality, procedural and security agreements. Either Party may advise the other of the need to preserve Business Books and Records in connection with a claim, litigation or investigation and the reasons for preservation, and the other Party shall in good faith consider implementing a legal hold to preserve such records to the extent reasonably requested within the scope mutually agreed; provided that the Party requesting the legal hold shall indemnify and hold harmless the other Party and its Subsidiaries and Representatives for all costs, expenses and other Liabilities to the extent arising from or related to such legal hold or preservation.

(c) From the date hereof and continuing following the Closing, with respect to any matters listed in Part A of Section 2.7(g) of the Seller Disclosure Letter and any other litigation or investigation matters to the extent presenting a reasonable likelihood of materially affecting the conduct of the Business or materially impacting any Business Product or otherwise adversely and materially impacting the Business (or Purchaser or its Subsidiaries) or resulting in a Patent Grant that would have covered any Intellectual Property Rights embedded in any Business Product had such Patent Grant occurred prior to the Closing (the “Specified Retained Litigation Matters”), and subject to the execution of a customary joint defense agreement to the extent necessary to preserve the attorney-client privilege, Seller shall (i) provide Purchaser with reasonably prompt updates regarding material changes to the status of, or any material developments relating to, such matters, (ii) promptly provide, or cause to be provided, to Purchaser draft versions of any proposed agreements relating to a compromise or settlement of the Specified Retained Litigation Matters (other than an agreement to pay money damages to settle that does not (A) involve any admission of wrongdoing in any way relating to the Business, (B) contain any affirmative or negative covenants by or affecting the operations of any part of the Business or of Purchaser or any of its affiliates and (C) result in any Patent Grant) and subsequent drafts thereof that are shared with the counsel to the opposing parties in the Specified Retained Litigation Matters and give due consideration to all reasonable additions, deletions or changes suggested thereto by Purchaser or its counsel to the extent relating to the Business; provided that, after giving such due consideration, Seller shall retain sole discretion as to the final content thereof, and (iii) promptly provide, or cause to be provided, to Purchaser any other information and/or documentation related to the Specified Retained Litigation Matters reasonably requested by Purchaser.

(d) From the date hereof and continuing following the Closing, without the prior written consent of Purchaser, not to be unreasonably withheld, conditioned or delayed and giving due consideration to the relative benefits of such proposed settlement to each of Purchaser and Seller, Seller shall not, and shall cause its Subsidiaries not to, compromise or settle any claim, litigation, investigation or other Proceeding relating to the Specified Retained Litigation Matters in any manner: (i) that would materially affect the conduct of the Business or materially impact any Business Product (including any Intellectual Property Rights relating to any Business Product) or otherwise adversely and materially impact the Business (or Purchaser or its Subsidiaries) following the Closing or (ii) that results in Seller or any of its Subsidiaries receiving a prospective license, release, covenant not to sue, standstill or any other prospective rights or immunities under or with respect to any third party Patent(s) (a “Patent Grant”), whereby Purchaser does not also receive a Patent Grant under or with respect to the same third party Patent(s) covering or applying to the Business and the Business Products in the same manner and to the same degree that the Seller’s Patent Grant covers and applies to Seller or any of its Subsidiaries and their products.

5.12 Bulk Transfer Laws. The Parties hereby waive compliance with any applicable so-called “bulk sale” or “bulk transfer” Laws or similar Laws.

5.13 Sublicense of Third Party Patent Licenses. If (x) Seller or any of its Subsidiaries is a party to a Contract (other than a Business Contract) pursuant to which it has received a license to, or other immunity under, the Patents of a third party that are related to the Business (including, for the avoidance of doubt, any Contracts that are otherwise Excluded Assets to the extent such Contracts relate to the Business), and (y) Purchaser in its sole discretion requests in writing prior to the Asset Selection Cut-Off Time that any such licenses or immunities be sublicensed to Purchaser, Seller shall, and shall cause its applicable Subsidiaries to, grant a sublicense to, or otherwise extend the benefit of such license or immunity to, Purchaser and its Subsidiaries, to the extent that Seller or any of its Subsidiaries are permitted under the applicable Contract to sublicense or otherwise extend the benefit of such license or immunity without obtaining a consent from any third party. To the extent that a consent from a third party is required, Seller will, or will cause its applicable Subsidiary to, use reasonable best efforts to obtain any consent required from the third party to grant such a sublicense or to otherwise extend the benefit of such license or immunity (and Purchaser shall provide reasonable cooperation to Seller and its applicable Subsidiaries in connection therewith); provided that neither Seller nor Purchaser shall have any obligation under this Section 5.13 to pay any consent, approval or waiver fee, discount, rebate or any money or other consideration beyond administrative costs or immaterial review charges, or provide any additional security (including any guaranty) to any Person in order to grant or receive, as applicable, a sublicense to such license or immunity, unless Purchaser requests and reimburses or indemnifies Seller for such payment or security. If any consent by a third party is required for Seller to sublicense such license or immunity and such consent is not obtained prior to Closing, then Seller shall use its reasonable best efforts to obtain such consent until the earliest of (x) such time as such consent is obtained, (y) nine (9) months following the Closing Date and (z) the expiration of the term of the applicable license in accordance with its current term.

5.14 Lien Releases. At or in connection with the Closing, Seller shall, or shall cause its applicable Subsidiaries to, take all actions required to cause the release of any Liens, if any, on any Purchased Asset securing any secured Indebtedness of Seller or any of its Subsidiaries.

5.15 Exclusivity.

(a) Seller shall, and shall cause its Subsidiaries, affiliates and Representatives not to, solicit, initiate or knowingly facilitate or encourage (including by furnishing non-public information concerning the Business or the Purchased Assets) any inquiry, proposal or offer (a “Competing Proposal”) with respect to, or that would reasonably be expected to lead to, a Competing Transaction, or enter into discussions or negotiate with any Person in furtherance of such an inquiry, proposal or offer or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction.

(b) If Seller, or any of its Subsidiaries, affiliates or Representatives, receives a Competing Proposal, Seller shall, promptly (and in any event within one (1) business day) notify Purchaser of any receipt by any director or officer of Seller or by any of Seller’s other affiliates, or its or their respective Representatives, of any Competing Proposal or any proposals or inquiries that could reasonably be expected to lead to a Competing Proposal, or any inquiry or request for nonpublic information relating to the Business by any Person who has made or could reasonably be expected to make any Competing Proposal. Such notice shall indicate the identity of the Person making the Competing Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by Seller or, if such Competing Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting Seller’s other obligations under this Section 5.15, Seller shall keep Purchaser reasonably informed on a prompt and timely basis of any amendments or proposed amendments to such material terms of any such Competing Proposal or potential Competing Proposal and shall promptly provide Purchaser with such information as Purchaser may reasonably request regarding the status and material terms of any such Competing Proposal or potential Competing Proposal (including as to the nature of any information requested of Seller with respect thereto).

(c) Sellers shall not amend, terminate, waive or fail to enforce any provisions of any confidentiality agreement with respect to any potential Competing Transaction, and promptly request, in accordance with the terms of any such confidentiality agreement, the return or destruction of any confidential information previously furnished pursuant thereto.

(d) Any breach of any of the covenants in this Section 5.15 by any affiliates or Representatives of Seller shall be deemed a breach by Seller.

5.16 Non-Solicitation; Non-Competition.

(a) For a period of three (3) years from the Closing Date, without the prior written consent of Purchaser, with respect to each Offer Employee who is employed by Purchaser or its Subsidiaries as of immediately following the Closing (for the purposes of this Section 5.16(a), each a “Business Covered Person”), Seller agrees that none of Seller or any of its Subsidiaries will solicit for employment any Business Covered Person; provided that Seller and its Subsidiaries shall not be restricted from (i) soliciting for employment any Business Covered Person who has ceased to be employed or engaged by Purchaser or its Subsidiaries for a period of at least six (6) months without any prior solicitation prohibited hereunder or (ii) making general solicitations for employment not specifically directed at Business Covered Persons.

(b) For a period of three (3) years from the Closing Date, without the prior written consent of Seller, with respect to each employee of Seller or its Subsidiaries who is not an Offer Employee as of the Closing (for the purposes of this Section 5.16(b), each a “Seller Covered Person”), Purchaser agrees that none of Purchaser or any of its Subsidiaries will solicit for employment any Seller Covered Person; provided that Purchaser and its Subsidiaries shall not be restricted from (i) soliciting for employment any Seller Covered Person who has ceased to be employed or engaged by Seller or its Subsidiaries for a period of at least six (6) months without any prior solicitation prohibited hereunder or (ii) making general solicitations for employment not specifically directed at Seller Covered Persons.

(c) For a period of five (5) years from the Closing Date, except as permitted by Section 5.16(d), neither Seller nor any of its Subsidiaries or other controlled affiliates shall (and Seller shall cause its Subsidiaries and other controlled affiliates not to), directly or indirectly (including through any licenses, reorganizations, sales, transfers or grants of assets or rights or other transactions), operate, engage or participate in, carry on in any manner, or have an ownership interest in any Person engaged in, any business activities that are included within the definition of the Business, or that otherwise compete in enterprise markets with the Business, in each case in the jurisdictions in which any of Seller or any of its Subsidiaries conducted any part of the Business prior to the Closing (the “Covered Business”). For the avoidance of doubt, Seller and its Subsidiaries and other controlled affiliates may: (i) engage in or operate the LifeLock ID Analytics Business and (ii) sell products and services of the Retained Business directly or indirectly (x) to a SMB Entity and (y) to or through a Person (regardless of size and including any Governmental Entity) (or successive such Persons, in the case of a multi-tier distribution model) solely for personal use by such Person’s employees or for resale or provision by such Persons to individuals or SMB Entities who are customers of such Persons solely for personal use by such individuals or SMB Entities. The Parties acknowledge and agree that, in the event that a Person other than an individual consumer or SMB Entity purchases a product or service of the Retained Business and Seller or any of its Subsidiaries or controlled affiliates did not engage in any direct or indirect solicitation or other encouragement of, or any sales or marketing or other similar efforts targeted at, such Person (or category of similar Persons) in connection with or relating to such sale (such Person, an “Unsolicited Purchaser”), such transaction shall not, in and of itself, constitute a breach of this Section 5.16(c); provided that to the extent Seller or any of its Subsidiaries or other controlled affiliates becomes aware that such transaction has occurred or is reasonably likely to occur, Seller shall promptly notify Purchaser of such transaction or contemplated transaction (including, if not prohibited by applicable Law, the identity and contact information of such purchaser known to Seller) and Seller shall also notify such Unsolicited Purchaser (in form and content reasonably acceptable to Purchaser) that Seller is no longer engaged in the business of selling products or services to enterprise customers (other than SMB Entities) and that such Unsolicited Purchaser should contact Purchaser for its enterprise needs.

(d) Section 5.16(c) shall not preclude, prohibit or restrict Seller or any of its Subsidiaries or other controlled affiliates from (i) owning five percent (5%) or less of the outstanding securities and voting power of any Person engaged in the Covered Business, so long as neither Seller nor any of its Subsidiaries or other controlled affiliates or its or their respective directors, officers or employees exercise management or control functions with respect to such Person, (ii) exercising its rights or performing or complying with its obligations under or as expressly contemplated by this Agreement or any of the Transaction Documents, or (iii) engaging in any business activity that would otherwise violate Section 5.16(c) that is acquired from any Person (an “Acquired Business”) or is carried on by any Person that is acquired by or combined with Seller or a Subsidiary of Seller, in each case, after the Closing Date (an “Acquired Company”); provided that the business activity that would otherwise violate Section 5.16(c) did not account for more than one-third of the average gross revenues of the Acquired Business or Acquired Company, as applicable, over the three (3) most recently completed fiscal years of such Acquired Business or Acquired Company prior to the acquisition, and within six (6) months after the consummation of Seller’s purchase or other acquisition of the Acquired Business or the Acquired Company, Seller or such Subsidiary or controlled affiliate of Seller disposes of the Acquired Business or the relevant portion of the Acquired Company’s business or securities or at the expiration of the six (6)-month period, the business of the Acquired Business or the Acquired Company complies with Section 5.16(c).

5.17 Financing Cooperation.

(a) Financing Cooperation. Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide all cooperation and information, in each case that is reasonably requested by Purchaser in connection with the Financing, including:

(i) furnishing to Purchaser such information regarding the Business as is reasonably requested in writing by Purchaser (A) in connection with the arrangement or consummation of the Financing, (B) reasonably necessary to permit Purchaser to prepare pro forma financial statements customarily included in marketing and offering documents for an offering of securities of Purchaser on a registration statement filed with the SEC, or (C) necessary to satisfy the conditions set forth in the Debt Commitment Letter;

(ii) furnishing to the Financing Parties customary authorization letters (subject to customary confidentiality provisions and disclaimers) authorizing the distribution of information and containing a customary representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Business, Seller, its Subsidiaries or their respective securities;

(iii) using reasonable best efforts to cause Seller’s independent accountants to provide customary assistance and cooperation reasonably requested by Purchaser with any offering of securities, including participating in customary due diligence sessions and providing any customary “comfort” letters (including customary “negative assurance” comfort for any applicable Financing);

(iv) reasonably assisting Purchaser in the preparation of customary offering and marketing documents (and any supplements thereto) in connection with any Financing, including designating whether any information provided to Purchaser constitutes material non-public information;

(v) reasonably cooperating with any customary due diligence process as reasonably requested by Purchaser or the Financing Parties, including participating in a reasonable number of due diligence sessions, and cooperating with the customary marketing efforts of Purchaser, in each case, in connection with any Financing; and

(vi) reasonably cooperating with Purchaser’s legal counsels in connection with any legal opinions that such legal counsels may be required to deliver in connection with any Financing.

(b) Financing Cooperation Qualifications. Notwithstanding anything to the contrary in this Section 5.17, neither Seller nor any Subsidiary thereof shall pursuant to this Section 5.17:

(i) be required to incur any fees, expenses or other liabilities prior to the Closing for which it is not previously or promptly reimbursed or simultaneously indemnified;

(ii) be required to cause any Representative of Seller or any Subsidiary thereof to take any action that would reasonably be expected to result in such Representative incurring any personal liability;

(iii) be required to waive or amend any terms of this Agreement;

(iv) be required to provide any information that is prohibited or restricted from being provided by applicable Law or any Contract existing as of the date hereof or is legally privileged (provided, however, that Seller shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or such Contract or to the maximum extent that does not result in a loss of such legal privilege, as applicable), and in the event that Seller or any Subsidiary thereof does not provide access or information in reliance on this clause, Seller shall provide notice to Purchaser that information is being withheld; provided, further, that Seller shall provide information restricted from being provided under any Contract to the extent the consequences of a breach of such Contract would reasonably be expected to be immaterial to Seller;

(v) be required to, nor shall any of their directors, employees, officers, members, partners or managers be required to, adopt resolutions or consents to approve or authorize the execution of the agreements, documents and instruments pursuant to which the Financing is obtained or to execute, deliver or enter into, or perform any agreement, document or instrument (other than customary authorization letters), including any credit or other agreements, guarantees, pledge or security documents or certificates in connection with the Financing;

(vi) be required to (or be required to cause their Representatives to) enter into or approve any agreement or other documentation (except for customary authorization letters contemplated in Section 5.17(a)(ii)), or agree to any change or modification of any existing agreement or other documentation;

(vii) be required to (or be required to cause their Representatives to) provide any indemnity for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Purchaser;

(viii) be required to (or be required to cause their Representatives to) take any action that would conflict with or violate any charter or other organizational documents of Seller or any of its Subsidiaries as in effect on the date hereof;

(ix) be required to (or be required to cause their Representatives to) take any actions that would cause any representation or warranty in this Agreement to be breached by Seller or any of its Subsidiaries or that would cause any condition set forth in Article VII to fail to be satisfied (in each case unless Purchaser irrevocably waives such breach or failure prior to Seller or any of its Subsidiaries taking such action);

(x) be required to (or be required to cause their Representatives to) take any actions that would unreasonably interfere with Seller’s and its Subsidiaries’ business or operations, taken as a whole;

(xi) be required to (or be required to cause their Representatives to) prepare or furnish pro forma financial statements or projections or Business financial statements that are (A) not prepared in the ordinary course of its financial reporting practice and (B) not reasonably available to Seller under its current reporting systems;

(xii) be required to (or be required to cause their Representatives to) deliver for inclusion in any syndication or offering materials any synergies, capitalization or ownership information for the post-Closing period or any risk factors relating to the Business in the post-Closing period;

(xiii) be required to (or be required to cause their Representatives to) provide a description of all or any portion of the terms of any Financing, including any “description of notes”, or any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act;

(xiv) be required to (or be required to cause their Representatives to) provide to any Purchaser or Financing Party any certificate with respect to solvency; or

(xv) be required to (or be required to cause their Representatives to) provide opinions of internal or external counsel.

(c) Confidentiality. All non-public or otherwise confidential information regarding Seller or its Subsidiaries obtained by Purchaser or its Representatives pursuant to Section 5.17(a) or by them otherwise from or on behalf of Seller shall be kept confidential in accordance with the Confidentiality Agreement; provided that, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, dealer managers and agents during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies.

(d) Use of Logos. Seller hereby consents to the reasonable use of Seller’s and Seller’s Subsidiaries’ logos solely in connection with the marketing of the financing for the Transactions; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or Seller’s Subsidiaries or the reputation or goodwill of Seller or Seller’s Subsidiaries.

(e) Reimbursement. Promptly upon written request by Seller, Purchaser will reimburse Seller for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) actually incurred by Seller, Seller’s Subsidiaries and their respective Representatives in connection with the cooperation contemplated by this Section 5.17, other than to the extent any such costs and expenses are incurred as a result of (i) the gross negligence, bad faith or willful misconduct of Seller, any Subsidiary of Seller or their respective Representatives, (ii) any such Person’s material breach of this Section 5.17 or (iii) any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons specifically for use in connection herewith or with the Financing.

(f) Indemnification. Seller and its Subsidiaries will be indemnified and held harmless by Purchaser from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement, the provision of information utilized in connection therewith (other than written information provided by or on behalf of Seller) and the cooperation contemplated by Section 5.17, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of (i) the gross negligence, bad faith or willful misconduct of Seller or any Subsidiary of Seller or their respective Representatives, (ii) any such Person’s material breach of this Section 5.17 or (iii) any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons specifically for use in connection herewith or with the Financing.

(g) No Financing Condition. Purchaser hereby acknowledges and agrees that obtaining the Financing is not a condition to the Transaction, and that if the Financing is not obtained, Purchaser will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII and the other terms hereof, to consummate the Transactions. Any reference in this Agreement to the “Financing” (other than in Section 4.5) shall include any financing that Purchaser or any Subsidiary of Purchaser elects to obtain for the purpose of financing the Transactions or any transaction undertaken in connection herewith, whether or not pursuant to the Debt Commitment Letter.

(h) Debt Commitment Letter. To the extent Purchaser agrees to any amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letter or the fee letter related thereto or enters into other agreements or arrangements in respect of any Financing (including alternative financing), Purchaser shall promptly deliver to Seller copies thereof (which may, in the case of fee letters, be redacted to remove fees, the rates and amounts in the “market flex”, if any, and other terms that would not adversely affect the amount, conditionality, availability or termination of the Financing contemplated thereby). Purchaser shall give Seller prompt (and in any event within five (5) business days) written notice of any circumstance of which Purchaser becomes aware that could reasonably be expected to materially and adversely affect the timely availability of, or the amount of, the Financing. Purchaser shall keep Seller informed, at Seller’s reasonable request from time to time, of the status of its efforts to arrange and consummate the Financing.

5.18 Data Sharing. The Parties agree to the matters set forth in Annex 5.18.

5.19 Transition Services. As promptly as practicable following the execution of this Agreement, the Parties shall negotiate, acting reasonably and in good faith, to agree on the Services to be provided by Seller to Purchaser following the Closing pursuant to the Transition Services Agreement, and the Services to be provided by Purchaser to Seller following the Closing pursuant to the Transition Services Agreement, including in each case the Charges (as defined in the Transition Services Agreement) for such Services to the extent applicable. To the extent that, notwithstanding such good faith efforts, the Parties are unable to agree upon all of the Services (including the applicable Charges) to be provided under the Transition Services Agreement within sixty (60) days after the date of this Agreement, such unresolved matters shall be referred for resolution to the Chief Financial Officer of Seller, on the one hand, and Chief Financial Officer of Purchaser, on the other hand, who shall work together in good faith to reach final resolution as promptly as reasonably practicable. The Parties agree to the matters set forth in Annex 5.19.

ARTICLE VI

CERTAIN TAX MATTERS

6.1 Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any applicable analogous provision of state, local or non-U.S. Law), the Parties agree (and agree to cause their respective affiliates) to treat any and all payments under Article IX as an adjustment to the Purchase Price for Tax purposes.

6.2 Cooperation and Exchange of Information. Each Party shall, and shall cause its affiliates to, cooperate and (at the expense of the requesting Party to the extent that any out-of-pocket expenses or costs are incurred) provide to the other Party and its affiliates such documentation, information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Business, the Purchased Assets or the Assumed Liabilities (including, for the avoidance of doubt and to the extent relevant, information and assistance relating to the documentation requirements under Section 250 of the Code and the Regulations promulgated thereunder) or (ii) the conduct of any Tax Proceeding relating to the Business, the Purchased Assets or the Assumed Liabilities.

6.3 Transfer Taxes.

(a) Each of Seller and Purchaser shall be responsible for and shall pay fifty percent (50%) of any sales, use, transfer (including real estate transfer), documentary, stamp, or similar Taxes and fees (other than VAT) imposed on or payable in connection with the transfer of the Purchased Assets and the Assumed Liabilities contemplated by this Agreement (“Transfer Taxes”), in each case regardless of the Person liable for such Taxes under applicable Law. The Parties shall take all actions reasonably necessary to reduce or eliminate any potential Transfer Taxes associated with the transactions contemplated by this Agreement, including obtaining all available Transfer Tax exemption certificates from applicable state, local and foreign taxing jurisdictions. The Party that is required to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Transfer Taxes and shall pay any Transfer Taxes shown on such Tax Return when due, subject to reimbursement by the other Party within fifteen (15) days of receipt of written notice of such payment.

(b) The amount of any payment for a supply of goods and services or the value of any supply made by Seller or any member of the Seller Group pursuant to this Agreement (or pursuant to any instrument of conveyance intended to effect the transfer of assets and liabilities pursuant to this Agreement) shall be exclusive of any VAT properly chargeable, and the amount of such VAT shall be paid by Purchaser in addition to any payment due under this Agreement upon receipt of a proper VAT invoice. The Parties intend that the Purchased Assets shall, wherever possible, be sold as a “going concern” for purposes of any applicable VAT legislation, so that such sale is outside the scope of VAT, and, in each jurisdiction where the Parties consider this possible, Seller and Purchaser shall use commercially reasonable efforts to secure the availability of such treatment. Purchaser shall further use commercially reasonable efforts to pursue the refund, offset, or credit of any VAT imposed on the transfer of the Purchased Assets and Assumed Liabilities to the extent permitted by applicable Tax law. In the event Purchaser (or a Subsidiary of Purchaser) has not obtained the benefit of a refund, offset, or credit of the full amount of VAT paid pursuant to this Agreement within one (1) year of the Closing Date, Seller shall pay to Purchaser fifty percent (50%) of the amount of any VAT for which no such refund, offset, or credit was obtained. At least thirty (30) days prior to the end of such one (1) year period, Purchaser shall notify Seller of any jurisdictions where Purchaser expects to be unable to obtain a refund, offset or credit of VAT and shall reasonably cooperate with Seller in any further efforts to obtain such refund, offset or credit from the relevant jurisdictions; provided that the failure to provide such notice shall not limit Purchaser’s rights under this Section 6.3(b) to be indemnified in respect of such VAT, except to the extent that Seller is actually prejudiced thereby. In the event that Purchaser (or a Subsidiary of Purchaser) subsequently receives the benefit of a refund, offset, or credit relating to such VAT, Purchaser shall pay Seller fifty percent (50%) of any such refund, offset or credit (to the extent Seller has complied with its obligations in the immediately preceding sentence with respect to such refund, offset or credit).

6.4 Proration of Taxes. For purposes of this Agreement, in the case of any Straddle Period, (a) Property Taxes and refunds thereof allocable to the Pre-Closing Period and the Post-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the Post-Closing Period, respectively, and the denominator of which is the number of calendar days in the entire Straddle Period and (b) Taxes (other than Property Taxes) and refunds thereof for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date and for the Post-Closing Period shall be computed as if such taxable period began on the day after the Closing Date. The Party that has the primary obligation to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Taxes described in this Section 6.4, and such Party shall pay when due the Taxes shown on such Tax Return. To the extent any such Taxes paid by Purchaser (or refunds thereof) are allocable to the Pre-Closing Period or Taxes paid by Seller (or refunds thereof) are allocable to the Post-Closing Period, as determined pursuant to the first sentence of this Section 6.4, Seller shall pay to Purchaser and Purchaser shall pay to Seller, as appropriate, such proportionate amount promptly after the payment of such Taxes (or receipt of such refund).

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

7.1 Conditions to Each Party’s Obligations to Effect the Transactions. The respective obligations of Seller and Purchaser to effect the Transactions shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by written agreement of Purchaser and Seller, to the extent permitted by applicable Law:

(a) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions.

(b) Antitrust Approval. (i) Any waiting period (and extensions thereof) applicable to the Transactions under the HSR Act shall have expired or been terminated and (ii) any other required approvals, consents and clearances under any Antitrust Laws of the jurisdictions set forth in Section 7.1(b) of the Seller Disclosure Letter shall have been obtained.

7.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Transactions are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Purchaser:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.2 and Section 3.19 shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Seller set forth in Section 3.5(a) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iii) the other representations and warranties of Seller set forth in this Agreement (without giving effect to any qualification as to materiality or Business Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Business Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Performance of Obligations. Seller shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. No Business Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Seller Officer’s Certificate. Purchaser shall have received from Seller a certificate, dated as of the Closing Date and signed by Seller’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3 Conditions to the Obligations of Seller. The obligations of Seller to effect the Transactions are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Seller:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV (without giving effect to any qualification as to materiality contained therein) shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions prior to the Outside Date.

(b) Performance of Obligations. Purchaser shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by Purchaser under this Agreement at or prior to the Closing.

(c) Purchaser Officer’s Certificate. Seller shall have received from Purchaser a certificate, dated as of the Closing Date and signed by Purchaser’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned, at any time prior to the Closing, as follows:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, in the event that (i) Seller is not then in material breach of this Agreement and (ii) (A) Purchaser shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of Purchaser set forth in this Agreement shall have become inaccurate, and in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied and (II) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Purchaser before the earlier of (x) the business day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Seller of such breach, failure to perform, violation or inaccuracy;

(c) by Purchaser, in the event that (i) Purchaser is not then in material breach of this Agreement and (ii) (A) Seller shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of Seller set forth in this Agreement shall have become inaccurate, in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (I) would result in the failure of any of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and (II) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Seller before the earlier of (x) the business day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Purchaser of such breach, failure to perform, violation or inaccuracy;

(d) by either Purchaser or Seller, in the event that the Closing has not occurred on or before the date that is six (6) months after the date hereof (the “Outside Date”); provided that (i) if, on the Outside Date, all of the conditions set forth in Article VII, other than the conditions set forth in Section 7.1(a) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Antitrust Law) or Section 7.1(b) and those conditions that by their nature are to be satisfied at the Closing (if such conditions would be satisfied were the Closing to occur at such time), then the Outside Date shall automatically be extended for all purposes hereunder by a period of three (3) months and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of the failure of the Closing to occur by the Outside Date and such action or failure to act constitutes a material breach of this Agreement; or

(e) by either Seller or Purchaser if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions.

8.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Purchaser or Seller, except that the Confidentiality Agreement, Section 5.3(a), Section 5.5, Section 5.17(e), Section 5.17(f), this Section 8.2 and Article X shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement, “willful breach” shall mean a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1 Survival.

(a) The representations and warranties of the Parties contained in this Agreement and in any certificate delivered pursuant to this Agreement shall terminate upon the Closing. Except with respect to or in connection with fraud by Seller or any of its Representatives, Purchaser shall not have recourse under this Agreement following the consummation of the Closing for any breach of or inaccuracy in any such representation or warranty.

(b) Except with respect to or in connection with a willful breach by such Party of the terms and provisions of this Agreement, the covenants and agreements contained herein that are to be performed at or prior to the Closing shall survive the Closing until the date that is twelve (12) months after the Closing Date (and at such time they shall terminate), and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Seller or by Seller to Purchaser, as applicable, in accordance with the provisions hereof prior to such time. Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.

9.2 Indemnification by Seller. Subject to the provisions of this Article IX, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Subsidiaries and other affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (a) any Retained Liabilities or (b) any breach of any covenant or agreement by Seller contained in this Agreement that by its terms is required to be performed or complied with prior to the Closing.

9.3 Indemnification by Purchaser. Subject to the provisions of this Article IX, effective at and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Subsidiaries and other affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or resulting from (a) any Assumed Liabilities or (b) any breach of any covenant or agreement by Purchaser contained in this Agreement that by its terms is required to be performed or complied with prior to the Closing.

9.4 Procedures.

(a) Any Person that may be entitled to be indemnified under this Article IX (the “Indemnified Party”) shall promptly notify the Party liable (or who may be liable) for such indemnification (the “Indemnifying Party”) in writing upon becoming aware of a claim or a possible claim against an Indemnified Party in respect of which such Indemnified Party may seek indemnity pursuant to this Agreement (including a claim or possible claim by a third party against the Indemnified Party, such claim or possible claim by a third party being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand and the Covered Losses incurred or suffered as a result thereof and providing all material documents reflecting or evidencing the basis for such claim; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX, except to the extent that the Indemnifying Party suffers actual loss or prejudice as a result of such failure or delay.

(b) The Indemnifying Party shall respond promptly to any claim for indemnification by the Indemnified Party, and, in the event of any dispute in respect of a claim for indemnification, the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve such dispute for at least twenty (20) business days after notice of such claim and, if not resolved through negotiations, either the Indemnifying Party or the Indemnified Party may exercise any and all remedies set forth in this Agreement; provided that nothing herein shall preclude any Party from seeking performance or other equitable relief at any time.

(c) Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2 or Section 9.3:

(i) The Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) business days of the receipt of notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim (at the expense of such Indemnifying Party). Notwithstanding an election to assume the defense of such Third-Party Claim, the Indemnified Party shall have the right to employ one separate co-counsel and to participate in the defense as counsel of record, if applicable, in such Proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (A) there exists a conflict of interest, as advised by outside counsel for the Indemnified Party, between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third-Party Claim, that would make representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate; (B) such Third-Party Claim seeks an injunction or other equitable relief against the Indemnified Party; or (C) such Third-Party Claim is related to or otherwise arises in connection with any criminal or regulatory enforcement Proceeding. In any other event not set forth in the preceding sentence, in the circumstances where the Indemnifying Party has assumed the defense of the relevant Third-Party Claim, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in (but not control) the defense of such Third-Party Claim with its own counsel and at its own expense.

(ii) If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 9.4(c), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at its own expense. Each of the Indemnifying Party and the Indemnified Party shall, and shall cause each of its respective Representatives to, reasonably cooperate with the other in the defense of any Third-Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim, and shall keep such Persons informed of all developments relating to any such Third-Party Claims, and provide true, complete and correct copies of all material and relevant correspondence and documentation (including court papers) relating thereto; provided that either Party may restrict the provision of such information to the extent that (A) applicable Law requires such Party or any of its Subsidiaries, as applicable, to restrict or prohibit the provision of such information (provided that such Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law); (B) providing such information would breach any obligation of confidentiality to which a Party or any of its Subsidiaries may be subject (provided that such Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement); or (C) providing disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection (provided that such Party and its affiliates shall use its reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of such privilege or protection).

(iii) If the Indemnifying Party has assumed the defense and control of a Third-Party Claim, it shall not be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless (A) the Indemnified Party, as a condition to settlement, is given a complete and unconditional release of any and all Liabilities by all relevant parties to such Third-Party Claim; (B) the damages payable under the settlement are limited only to monetary payments for which the Indemnified Party is fully indemnified by the Indemnifying Party; (C) such Third-Party Claim does not involve any non-monetary relief of any kind (including any injunctive relief) against any Indemnified Party or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party; and (D) the settlement of such Third-Party Claim would not have a material impact on the Business after the Closing (in the case of Seller being the Indemnifying Party) or the Retained Business after the Closing (in the case of Purchaser being the Indemnifying Party). For the avoidance of doubt, the Indemnifying Party shall have no obligation or right to obtain or agree to any settlement, compromise, discharge or release with respect to any portion of a Third-Party Claim that is not fully indemnifiable by the Indemnifying Party hereunder. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnified Party will admit any Liability, or consent to the entry of any judgment or enter into any settlement or compromise, with respect to a Third-Party Claim for which the Indemnifying Party may have any liability hereunder without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(iv) Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim if the Indemnified Party is the only Person with actual or potential liability with respect to the Third-Party Claim and the Indemnified Party irrevocably waives any rights it may have to indemnification under this Article IX with respect to such Third-Party Claim.

9.5 Calculation of Covered Losses. Covered Losses shall be calculated net of any amounts actually recovered under insurance policies and contractual indemnification or contribution provisions in each case with third parties (in each case, calculated net of reasonable expenses incurred in procuring such recovery and, with respect to recoveries from insurance, any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party solely as a result of the insurance claim related to such Covered Loss).

9.6 Exclusive Remedy. Purchaser and Seller acknowledge and agree that, except (a) with respect to or in connection with fraud or willful breach by a Party of the terms and provisions of this Agreement; (b) as provided in Section 10.11; (c) as expressly provided in this Agreement and the other Transaction Documents; and (d) with respect to any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement or the other Transaction Documents after the Closing, following the Closing, the indemnification provisions of Section 9.2 and Section 9.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, and their respective affiliates, for any Covered Losses that each Party (or its affiliates) may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transactions or the other transactions contemplated by this Agreement or the other Transaction Documents, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the other Transaction Documents prior to the Closing. Without limiting the generality of the foregoing, each Party hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

9.7 Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement, (a) except with respect to or in connection with fraud or willful breach by such Party of the terms and provisions of this Agreement, neither Party shall be liable to the other Party or its affiliates, whether in contract, tort (including negligence and strict Liability) or otherwise, at law or in equity for, and Covered Losses shall not include, any special or punitive damages, except to the extent awarded against an Indemnified Party in connection with a third party claim; and (b) no Indemnified Party shall be entitled to any indemnification hereunder to the extent that such indemnification would constitute a duplicative payment for the same Covered Losses.

ARTICLE X

MISCELLANEOUS

10.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties.

(b) At any time and from time to time prior to the Closing, either Seller, on the one hand, or Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Purchaser or Seller to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Purchaser or Seller, as applicable. No failure or delay by Seller or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.2 Expenses. Except as otherwise expressly provided in this Agreement, and except as set forth otherwise in Section 5.11(a), Section 5.11(b), and Section 6.3, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Seller, to:

Symantec Corporation

350 Ellis Street

Mountain View, CA 94043

Attention: General Counsel

Email:      OfficeoftheGeneralCounsel@symantec.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

555 California Street

San Francisco, California 94104

Attention: Gordon K. Davidson

Douglas N. Cogen

Bomi Lee

Email:      gdavidson@fenwick.com

dcogen@fenwick.com

bomi.lee@fenwick.com

(b)	if to Purchaser, to:

Broadcom Inc.

1320 Ridder Park Drive

San Jose, California 95131

Attention: Mark Brazeal, Chief Legal Officer

Email:      mark.brazeal@broadcom.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David C. Karp

Ronald C. Chen

Viktor Sapezhnikov

Email:      DCKarp@wlrk.com

RCChen@wlrk.com

VSapezhnikov@wlrk.com

10.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits, Annexes and Schedules, such reference shall be to a Section, Exhibit, Annex and Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The phrase “made available,” when used with respect to any document, agreement or information provided by Seller, shall mean that such document, agreement or information has been posted to the electronic data room captioned “Beachball” hosted by Merrill DatasiteOne, at least forty-eight (48) hours prior to the date hereof and is fully available and visible to Purchaser and its Representatives. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.5 Counterparts. This Agreement may be executed manually or by facsimile or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.6 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Seller Disclosure Letter), the other Transaction Documents, the French Offer Letter and the Confidentiality Agreement (which agreement shall continue in effect in accordance with its terms) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Purchaser shall be permitted to take the actions expressly contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) with respect to the Purchaser Indemnified Parties and the Seller Indemnified Parties solely with respect to Article IX or (ii) as provided in Section 10.12, nothing in this Agreement (including the Seller Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

10.8 Governing Law; Jurisdiction.

(a) This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements or the Transactions (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.8(b) in the manner provided for notices in Section 10.3. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

10.9 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.11 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed or is threatened to not be performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 10.11 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.11 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.11, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

10.12 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Seller on behalf of itself and each of its Subsidiaries hereby: (a) (i) agrees that any Proceedings, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to this Agreement, the Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any Federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and (ii) irrevocably submits itself and its property with respect to any such Proceedings to the exclusive jurisdiction of such court; (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document relating to the Financing; (c) agrees not to bring or support or permit any of its controlled affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal or state court in the Borough of Manhattan, New York, New York; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceedings in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceedings brought against the Financing Parties in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees that neither Seller nor any of its Subsidiaries nor any of their respective affiliates or Representatives (in each case, other than Purchaser and its Subsidiaries) shall have any rights or claims against any Financing Party in connection with this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby; (g) agrees that none of the Financing Parties will have any liability to Seller, its Subsidiaries or any of their respective affiliates or Representatives (in each case, other than Purchaser and its Subsidiaries) relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (h) agrees that (and each other Party hereto agrees that) the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.12, and such provisions and the definition of “Financing Parties” shall not be amended in any way materially adverse to the Financing Parties without the prior written consent of the Financing Entities party to the Debt Commitment Letter.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BROADCOM INC.

By:	/s/ Thomas H. Krause, Jr.
Name: Thomas H. Krause, Jr.
Title: Chief Financial Officer

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SYMANTEC CORPORATION

By:	/s/ Richard S. Hill
Name: Richard S. Hill
Title: Interim Chief Executive Officer and President

[Signature Page to Asset Purchase Agreement]